As filed with the Securities and Exchange Commission on December 14, 2007

Registration No. 333-145850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IPC THE HOSPITALIST COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	8090	95-4562058
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4605 Lankershim Boulevard, Suite 617

North Hollywood, California 91602

(888) 447-2362

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ADAM D. SINGER, M.D.

Chief Executive Officer

IPC The Hospitalist Company, Inc.

4605 Lankershim Boulevard, Suite 617

North Hollywood, California 91602

(888) 447-2362

(Name, address, including zip code, and telephone number, including area code, of agent for service)

It is respectfully requested that the Securities and Exchange Commission send copies of all notices, orders and communications to:

ROBERT W. KADLEC, ESQ. DAVID S. WITEK, ESQ. Sidley Austin LLP 555 West Fifth Street, Suite 4000 Los Angeles, California 90013 (213) 896-6000	CASEY T. FLECK, ESQ. GREGG A. NOEL, ESQ. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071 (213) 687-5000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such a date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                    , 2008

             Shares

Common Stock

This is the initial public offering of our common stock. We are selling              shares of common stock and the selling stockholders are selling              shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We expect that our common stock will be approved for listing on the Nasdaq Global Market under the symbol “IPCM.”

The underwriters have an option to purchase a maximum of              additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” on page 12.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to IPC The Hospitalist Company, Inc.	Proceeds to Selling Stockholders

Per Share	$	$	$	$

Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Jefferies & Company

Wachovia Securities	William Blair & Company

The date of this prospectus is                     , 2008.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

We obtained the industry, market and competitive position data used throughout this prospectus from industry journals and publications, data on websites maintained by private and public entities, including independent industry associations, or general publications and other publicly available information. We believe that all of these sources are reliable, but we have not independently verified any of this information and cannot guaranty its accuracy or completeness. In particular, we have based much of our discussion of the hospitalist industry, including government regulation relevant to the industry and forecasted growth in demand, on information published by the Advisory Board, the Journal of the American Medical Association, Modern Healthcare, the American Hospital Association, or AHA, and the Society of Hospital Medicine, or SHM. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Further, because SHM is a trade organization for the hospitalist industry, it may present information in a manner that is more favorable to that industry than would be presented by an independent source. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

Dealer Prospectus Delivery Obligation

Until                     , 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

PROSPE CTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you need to consider in making your investment decision. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. You should read carefully this entire prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding whether to invest in our common stock.

In this prospectus, unless otherwise expressly stated or the context otherwise requires, “IPC,” “we,” “us” and “our” refer to IPC The Hospitalist Company, Inc., a Delaware corporation, and its wholly-owned subsidiaries, together with IPC’s affiliated professional corporations and limited liability companies (“affiliated professional organizations”). Our affiliated professional organizations are separate legal entities that provide physician services in certain states and with which we have management agreements. Also, unless otherwise expressly stated or the context otherwise requires, “our affiliated hospitalists” refer to physicians, nurse practitioners and physician assistants employed by either our wholly-owned subsidiaries or our affiliated professional organizations. References to “practice groups” refer to our affiliated professional organizations and the wholly-owned subsidiaries of IPC that provide medical services, unless otherwise expressly stated or the context otherwise requires.

Company Overview

We are a leading provider of hospitalist services in the United States. Hospitalist medicine is organized around inpatient care, primarily delivered in hospitals, and is focused on providing, managing and coordinating the care of hospitalized patients. We believe we are the largest dedicated hospitalist company in the United States based on revenues, patient encounters and number of affiliated hospitalists. Our over 550 affiliated hospitalists, including physicians, nurse practitioners and physician assistants, provide hospitalist solutions at over 300 hospitals and other inpatient facilities in sixteen states. We have had more than five million patient encounters since the beginning of 2004. Collectively, our affiliated hospitalists work with more than 21,000 referring physicians and 1,000 health plans. Our early entry into the emerging hospitalist industry has permitted us to establish a reputation and leadership position that we believe is closely identified with hospitalist medicine.

Our Company assists hospitals and payors in improving quality of care, increasing operating efficiencies and reducing costs. Our Company, through our affiliated hospitalists, provides, manages and coordinates the care of hospitalized patients and serves as the inpatient partner of primary care physicians and specialists, allowing them to focus their time and resources on their office based practices or their specialties. We also provide our affiliated hospitalists with the infrastructure, information management systems, specialized training programs and administrative support necessary to perform these services. We believe we are an attractive employer to hospitalists, whether practicing as individuals or in groups, because our administrative services help reduce the burden associated with managing a physician practice. Likewise, hospitalists choose to affiliate with us because of our leadership position, financial resources, technology-based infrastructure, commitment to training and development, and our performance-based compensation. We provide a comprehensive solution of clinical and management experience, proprietary technology and high quality of care to healthcare constituents, which we believe provides us with a sustained competitive advantage to capitalize on the rapid growth in demand for hospitalists.

Industry Overview

Hospitalist medicine is an emerging specialty. Hospitalists focus on a patient’s care from the time of admission to discharge, working in close consultation with primary care physicians, other referring physicians and medical providers to coordinate the inpatient care delivery system and manage the entire inpatient episode of care. Hospitalists receive medical training generally in primary care, with many having experience in internal medicine, family practice or other medical specialties. Hospitalists differ from primary care physicians and specialists by treating patients only in a non-office based setting. By focusing exclusively on inpatient medicine, a hospitalist develops practiced expertise in both the diagnosis and treatment of common conditions that require hospitalization and the optimization of patient care within a hospital. Hospitalists serve a necessary and critical role in coordinating, managing and communicating with the different healthcare constituents within the inpatient care and post-hospital settings. According to a 2002 study in the Journal of the American Medical Association, hospitalist programs have resulted in an average 13.4% reduction in hospital costs and an average 16.6% reduction in the average length of a patient’s hospital stay.

Hospitalists practice in inpatient facilities, including acute care hospitals, long-term acute care facilities, specialty hospitals, psychiatric facilities, rehabilitation hospitals and skilled nursing facilities. Acute care hospitals represent the largest component of inpatient facilities in which hospitalists practice, with currently over 4,900 hospitals in the United States based on a 2005 survey by the American Hospital Association, or AHA. According to the AHA, in 2005 there were approximately 35 million admissions to inpatient facilities in the United States, and the average length of stay was approximately 5.6 days. In 2005, total U.S. spending on hospital care was $612 billion and is expected to grow at a compound annual growth rate of 7.0% to $1,288 billion in 2016 according to the Centers for Medicare and Medicaid Services.

Hospitalists assume the inpatient care responsibilities that are otherwise provided by the primary care physician or attending physician and are reimbursed by third parties using the same visit-based or procedural billing codes. By practicing each day in the same facility, hospitalists perform consistent functions, interact regularly with the same healthcare professionals and become highly accustomed to specific facility processes, which can result in greater efficiency, less process variability and better patient outcomes. We believe hospitalists are better able to achieve these results because of their exclusive focus on inpatient care without the inherent distraction of balancing both inpatient and outpatient care responsibilities. Likewise, hospitalists generate operating and cost efficiencies by managing the treatment of a large number of patients with similar clinical needs.

According to the Society of Hospitalist Medicine, or SHM, the number of hospitalists has grown from an estimated 800 in the mid-1990s to approximately 20,000 in 2006, making it one of the fastest-growing medical disciplines in the United States. The 2004 Clinical Advisory Board Report indicates that over 40% of all hospitals have formal hospitalist programs and we believe based on our operational experience that a greater number of hospitals have hospitalists practicing within the facility. SHM estimates that the number of hospitalists will reach approximately 30,000 by 2010.

We believe the growing demand for hospitalists is primarily driven by five significant changes in the healthcare delivery system:

•

The primary care physician’s role in hospital care is decreasing due to the increasingly specialized nature of hospital care, the demands of treating higher acuity patients in the outpatient setting and the desire to reduce on-call obligations;

•

Hospitals have a greater need for consistent on-site physician availability, due to the need to admit patients from the emergency room, the increasing severity of illness required to justify hospital admissions and external pressures to decrease the length of inpatient stays;

•	Specialists have an increased desire to limit their practice to their medical specialty;

•	National residency accreditation organizations have established limitations on the number of hours that resident physicians in training may practice; and

•	Health plans seek alternative mechanisms to appropriately control the substantial increase in inpatient expenditures.

Our Company and Our Solution

We provide high-quality professional medical care for patients while reducing the cost of care for inpatient facilities and payors. Either through our wholly-owned subsidiaries or our affiliated professional organizations, we employ or affiliate with over 550 hospitalists, including physicians, nurse practitioners and physician assistants, who are organized into traditional medical group practices to provide hospitalist services. To enhance the efficiency of these operations, we offer our affiliated hospitalists specialized training programs, information management systems and the administrative support necessary to effectively manage these nationally integrated practice group organizations. We have entered into long-term management contracts with our affiliated professional organizations in those states where business entities, as opposed to physicians, are prohibited from practicing medicine and include these entities in our consolidated financial statements.

We generate approximately 95% of our revenues through our affiliated hospitalists’ patient encounters at inpatient facilities. Patients are referred to our affiliated hospitalists through their community medical providers, emergency departments, payors and hospitals. Third party payors and patients pay for our services in the same manner as they would pay the primary care physicians and other medical professionals who otherwise would be furnishing this direct patient care. The remainder of our revenues are substantially comprised of contracts with the hospitals and other inpatient facilities to provide hospitalist services.

Each major constituent of the healthcare delivery system, including patients, primary care physicians, specialists, acute care hospitals, alternative sites of inpatient care, and health plans, can benefit from better coordinated inpatient care. We are positioned to assist each of these constituents in finding solutions to many of the challenges associated with patient care at inpatient facilities.

Patients

Patients frequently experience medical conditions at unpredictable times and may require admission to a hospital when their primary care physician is unavailable or patients may not have a primary care physician. The quality, or the perception, of the care received by the patient may suffer as a result of the limited availability of dedicated physicians in the inpatient setting to answer patient questions and provide continuity throughout the inpatient experience. Uncoordinated communication between healthcare providers, patients and family members often negatively affects the inpatient experience and may also impact patient outcomes.

In addition to providing medical services, our affiliated hospitalists are trained to serve as team leaders in coordinating inpatient care and providing a consistent, single point of contact for patients, family members and medical professionals. Our affiliated hospitalists facilitate the communication of patient information in the inpatient setting and, after the patient is discharged, often assist with the transition to outpatient or other post-hospital care by communicating with the outpatient physician provider. In the event a patient does not have a primary care physician, our affiliated hospitalists refer the patient to physicians or clinics in the area.

Primary Care Physicians

Primary care physicians are typically focused on treating patients in an office-based setting as opposed to an inpatient facility. The time spent making hospital rounds may reduce the time available for primary care physicians to treat patients in their offices, which can result in lower earnings for the physician. In addition, an inpatient’s medical needs may be unpredictable and require the primary physician to provide off-hour attention and unscheduled care. The burden on primary care physicians is increasing because of the continuing reduction in the average length of inpatient stays and the corresponding increase in the acuity of patients treated in an outpatient setting.

We train and support our affiliated hospitalists to manage the care of hospitalized patients, enabling them to assume the inpatient care responsibilities that were previously provided by the primary care physician. As a result of our services, primary care physicians have the opportunity to spend more time treating office-based patients, which may increase their earnings. Our hospitalist programs result in reduced on-call time for primary care physicians and relieve practice demands during evenings and weekends. Our affiliated hospitalists also coordinate the discharge and transition of inpatients to outpatient care by communicating with patients’ primary care physicians after discharge from an inpatient facility.

Specialists

Specialist physicians are trained to focus on specific procedures or medical conditions. As a result, specialists often desire to limit their practice to their medical specialty. Hospitalized patients, however, frequently experience multiple medical issues that require consideration and coordination among several specialists and other care providers.

Our affiliated hospitalists focus on the needs of hospitalized patients, relieving specialists of their primary responsibility for certain unrelated clinical issues in the inpatient setting and providing these specialists with an opportunity to focus on their specialty. Our affiliated hospitalists also serve as a liaison between specialists and patients, primary care physicians, other care providers, and family members.

Acute Care Hospitals

Acute care hospitals must provide consistent and reliable care despite potentially having hundreds of admitting physicians who each have their own methods of care, preferences for medications and differing utilization and review processes. The resulting process variability can lead to an increased number of clinical errors, higher medical costs and deficiencies in medical record documentation which can lead to reimbursement and regulatory issues. Acute care hospitals may experience difficulty finding available physicians as a result of the reluctance of some medical staff members to assume the care of unassigned patients. This is further complicated by the statutory and organizational limitations on intern and resident duty hours. Acute care hospitals also face the challenge of providing medical care to indigent patients. Acute care hospitals may experience emergency department overcrowding caused by an often large number of unassigned patients seeking admission to the hospital through the emergency department.

Our hospitalist programs are structured to provide acute care hospitals with a consistent on-site physician presence that typically results in fewer admitting physicians overseeing patients in the hospital, thereby reducing process variability and enhancing the ability to implement standardized practices. Our affiliated hospitalists’ consistent presence in the facilities leads to more efficient processes within the acute care hospitals, which can improve clinical outcomes, decrease average length of inpatient stay and lower costs per day. By concentrating the care of more patients with relatively fewer physicians, hospitals can more easily implement new initiatives and enhance compliance with protocols. Our hospitalist training programs lead to improved medical record documentation, which can improve hospital reimbursement and result in better regulatory compliance. Overall, through our hospitalist programs, we provide acute care hospitals with increased patient coverage, rapid response times, efficient management of care for insured and indigent patients and increased emergency department throughput.

Alternative Sites of Inpatient Care

Alternative sites of inpatient care, such as long-term acute care facilities, specialty hospitals, psychiatric facilities, rehabilitation hospitals and skilled nursing facilities, face many of the same challenges as acute care hospitals. Alternative sites of inpatient care may face additional challenges related to the narrow breadth of physician coverage that is typically available at such sites.

Our affiliated hospitalists provide alternative sites of inpatient care with consistent on-site physician availability and experience, which benefits the alternative site of inpatient care facility by providing a single point of contact and enhancing regular communication with other healthcare constituents outside the site of care. By coordinating inpatient care at such facilities, our affiliated hospitalists manage the appropriate utilization of patient care to the benefit of both the facility and the patient.

Health Plans

Health plans face significant increases in costs caused by inconsistent healthcare practices, redundant diagnostic tests, inefficient discharge coordination between hospitals and outpatient physician providers, and process variability. In addition, health plans can incur additional costs when their members are admitted to hospitals by physicians who are not credentialed by their plan.

Health plans contract with our credentialed affiliated hospitalists to provide in-network coverage for hospitalized members. Our affiliated hospitalists provide consistent healthcare practices, coordinate ordering of diagnostic tests with outpatient physician providers and reduce process variability, resulting in reduced medical costs for health plans while promoting quality of care.

Competitive Strengths

We believe the following competitive strengths position us to capitalize on the rapid growth in demand for hospitalists within the healthcare industry.

Leading, Established Provider of Hospitalist Services. We believe we are the largest dedicated hospitalist company in the United States based on revenues, patient encounters and number of full time affiliated hospitalists. Our early entry into the emerging hospitalist industry has permitted us to establish a reputation and leadership position that we believe has become closely identified with hospitalist medicine. Since the beginning of 2004, we have had more than five million patient encounters in over 300 hospitals and medical facilities across sixteen states. We believe that our scale, financial resources and established infrastructure provide operating efficiencies and allow us to consistently implement best practices in a manner that our competitors may not be able to provide.

Significant Investment in a Technology-Based Management System. We have developed a fully-integrated, proprietary technology-based management system called IPC-Link® which enables us to manage virtually all aspects of our business. Our system is designed to accommodate significant future growth in our business, and we believe this sophisticated system differentiates us from other hospitalist companies. Through IPC-Link®, we are able to provide our affiliated hospitalists with a web-based Virtual Office portal, which enables us to:

•	Transmit vital clinical information from our affiliated hospitalists to referring physicians;

•	Capture near real-time information to manage our operations and monitor our financial and clinical performance;

•	Provide electronic charge capture and billing information; and

•	Immediately integrate new affiliated hospitalists and newly-acquired affiliated hospitalist practice groups onto one information management system.

Comprehensive Repository of Outcomes Data. Through our use of IPC-Link® to aggregate data from our patient encounters, we have established an extensive database of hospitalist patient information. Our database allows us to track metrics which we can use to monitor the productivity and quality of care of our affiliated hospitalists. Additionally, our database provides our affiliated hospitalists with insights into common patient problems that enables our affiliated hospitalists to improve outcomes. Focused outcomes studies using aggregated patient data from our database have been published in several peer reviewed journals and trade publications which enhances our reputation and strengthens our ability to recruit hospitalists.

Leader in Transition Management Services. We use IPC-Link® to create customized surveys for patients once discharged to home from an inpatient facility. Our IPC-Link® system provides our call center with patient information and follow-up instructions to assist in monitoring and documenting the patient’s discharge and transition to outpatient care. We believe our system enables us to identify a patient’s medical issues on a near real-time basis, coordinate care with the appropriate care provider, improve outcomes through evidence-based medicine, lower the re-admission rate into inpatient facilities, and decrease our medical malpractice risk.

Strong and Diverse Referral Relationships. We provide hospitalist solutions at over 300 hospitals and medical facilities in sixteen states. We believe that through the provision of high-quality care, our affiliated hospitalists have established and continue to develop strong relationships with primary care physicians, specialists and other medical personnel at the inpatient facilities in which they operate, and that these relationships generate consistent patient referrals. We have successfully expanded our referral sources from approximately 13,000 physicians in 2004 to 21,000 in 2006.

Leader in Recruiting, Training and Retaining High-Quality Hospitalists. We are able to recruit and retain high-quality hospitalists due to our industry leading reputation, training and development programs, and attractive compensation programs. From the beginning of 2004 to November 30, 2007, we have grown the number of our affiliated hospitalists from 268 to approximately 551. We have developed a comprehensive training program comprised of new-hire training, which all of our affiliated hospitalists complete prior to treating patients, and continuing education for all our affiliated hospitalists. We also provide our affiliated hospitalists with performance-based compensation packages, which we believe enhances our ability to retain current affiliated hospitalists and attract new hospitalists.

Strong Management Team with Extensive Industry Experience. We are led by an experienced senior management team with an average of over 20 years of experience in the hospitalist and related healthcare industries. Our Chief Executive Officer, Adam D. Singer, M.D., founded the company in 1995 and was a pioneer in the creation of the hospitalist industry. Furthermore, Dr. Singer continues to be an industry leader today by creating greater awareness of the advantages of hospitalist medicine. In addition, our senior management team has experience in developing and executing organic and acquisition-based growth strategies, having increased our net revenues from $39 million in 2001 to $148 million in 2006.

Growth Strategy

We plan to grow our business by (1) increasing our market share in facilities where our affiliated hospitalists already provide care, (2) entering new facilities in existing markets, and (3) expanding into new markets. We intend to achieve this growth by pursuing one or more of the following strategies in each area:

Improve Hospitalist Productivity. We intend to improve hospitalist efficiency and productivity by leveraging our technology-based infrastructure, extensive hospitalist training programs and diverse referral relationships. We provide our affiliated hospitalists with administrative and professional services to support their practice of medicine and improve their operating efficiencies. We intend to continue to improve the productivity of our existing affiliated hospitalists by enabling them to focus on efficiently providing high-quality care to a greater number of patients. We also believe our performance-based compensation plan will continue to motivate our affiliated hospitalists in an appropriate manner.

Recruiting Additional Hospitalists. A significant portion of our growth has been, and will continue to be, the recruitment of new high-quality hospitalists. We intend to recruit and train additional hospitalists who will obtain admitting privileges and begin practicing at one of our existing facilities or a new facility in a given market. We believe our reputation for delivering high-quality hospitalist service creates opportunities for our affiliated hospitalists to establish new practices. We also believe that the breadth of our affiliated hospitalists’ referral relationships in existing markets is attractive to new hospitalists because it allows them to join existing practices and quickly build their patient volume.

Establishing Contracts with Both New and Existing Facilities. Entering into a contract with hospitals or other facilities where we have existing practices provides us with steady access to the unassigned patients and strengthens our relationships with both the facilities and their medical staffs. Obtaining a contract with a new inpatient facility for the delivery of hospitalist services often serves as our initial entry into the facility and enables us to establish a diversified hospitalist practice at that facility.

Acquisitions. We have substantial experience in identifying, acquiring and integrating other hospitalist practice groups. We have completed a number of acquisitions of hospitalist practice groups and successfully integrated them into IPC and onto IPC-Link®. These acquisitions have enabled us to both establish a presence in new markets and to strengthen our position in existing markets. Many markets are still highly fragmented, providing us with additional opportunities to identify and capitalize on complementary acquisitions in the future.

Challenges We Face

Our ability to execute our strategy and capitalize on our advantages is subject to a number of risks more fully discussed in the “Risk Factors” section immediately following this summary. Before you invest in our shares, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors,” such as:

•

Highly regulated industry. The healthcare services industry is complex and subject to a wide variety of federal, state and local laws and regulations. We cannot predict whether a federal, state or local government will determine that we are not operating in accordance with these laws, or whether these laws will change in the future and impact our business. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.

•

Reliance on referrals from third parties. Our business is completely reliant on referrals from third parties. As a result, if we are unable to maintain our referral base or our preferred provider status with significant third party payors in the communities where we operate, it may negatively impact our revenues and our financial performance.

•

Concentration of our operations. Approximately 65% of our net revenue in 2006 was generated by our operations in Texas, Arizona, Michigan and Missouri. Unfavorable changes or conditions occurring in these states, such as healthcare reforms, changes in laws and regulations, reduced Medicaid reimbursements and government investigations, may have a material adverse effect on our business, financial condition and results of operations.

•

Competition for hospitalists. Our business is dependent on our affiliated hospitalists to provide services and generate revenues. We compete with many types of healthcare providers for the services of a limited number of clinicians. This competition makes it challenging for us to meet our hiring needs and may require us to increase hospitalist compensation in a manner that decreases our profit margins.

•

Internal controls over financial reporting for non-routine transactions. Our independent auditors have identified a material weakness in our internal controls over financial reporting relating to accounting for our warrants for redeemable preferred stock. Our audit committee and management have been advised that we need to enhance our financial reporting processes to identify and properly account for such significant non-routine transactions. The accounting for certain non-routine transactions may not be obvious and may require significant evaluation and consultation to determine the proper accounting treatment. Any failure to maintain effective internal controls over our financial reporting could affect our ability to ensure timely and reliable financial reports.

Company Information

Founded in 1995 by Chairman and Chief Executive Officer, Adam D. Singer, M.D., we were incorporated in Delaware in January 1998. Our principal executive offices are located at 4605 Lankershim Boulevard, Suite 617, North Hollywood, California 91602. Our telephone number is (888) 4IPC-DOC (888-447-2362). We maintain a website at www.thehospitalistcompany.com. Information contained on our website is not a part of, and is not incorporated by reference into, this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding immediately after this offering	shares, assuming no exercise of the underwriters’ over-allotment option

Over-allotment option offered by us	shares

Over-allotment option offered by the selling stockholders	shares

Use of proceeds

We intend to use the net proceeds to us from this offering to repay certain indebtedness and for general corporate purposes, including to fund the acquisition of physician practices and working capital. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of some of the factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	“IPCM”

Except as otherwise indicated, all information in this prospectus assumes:

•	that our common stock will be sold at $ per share, which is the midpoint of the estimated offering price range shown on the front cover page of this prospectus;

•	that the underwriters will not exercise their over-allotment option;

•

the conversion of each outstanding share of our series A convertible preferred stock, series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock into one share of our common stock;

•	a for reverse split of shares of our common stock, to be effected prior to the completion of this offering; and

•	the effectiveness of our amended and restated certificate of incorporation prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents summary consolidated financial and operating data as of the dates and for the periods indicated. The summary consolidated financial and operations data for the years ended December 31, 2004, 2005 and 2006 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial and operations data for the nine months ended September 30, 2006 and 2007, and the balance sheet data as of September 30, 2007, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary to state fairly our results of operations as of and for the periods presented. You should read the information contained in this table in conjunction with the “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus. Historical results of operations and financial position are not necessarily indicative of the results that may be expected for future periods.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007

	(dollars in thousands, except for per share data)
Consolidated Statements of Income Data:
Net revenue	$91,668	$110,883	$148,098	$107,929	$137,425
Operating expenses:
Cost of services—physician practice salaries, benefits and other	62,660	78,966	109,332	79,831	100,090
General and administrative	24,351	27,587	32,330	23,245	26,678
Litigation loss and other claims (1), (2)	—	3,025	1,377	1,383	—
Depreciation and amortization	781	671	1,098	828	1,003

Total operating expenses	87,792	110,249	144,137	105,287	127,771

Income from operations	3,876	634	3,961	2,642	9,654
Net interest income (expense)	46	33	(1,080)	(750)	(913)
Loss on fair value of preferred stock warrant liabilities (3)	—	(90)	(690)	(659)	(8,781)

Income (loss) before income taxes and cumulative effect of change in accounting principle	3,922	577	2,191	1,233	(40)
Income tax provision (benefit) (4)	283	(4,009)	413	908	3,705

Net income (loss) before cumulative effect of change in accounting principle	3,639	4,586	1,778	325	(3,745)
Cumulative effect of change in accounting principle	—	(941)	—	—	—

Net income (loss)	3,639	3,645	1,778	325	(3,745)
Accretion of redeemable convertible preferred stock (3)	—	(248)	(271)	(203)	(206)
Income allocable to preferred stockholders	(3,453)	(3,397)	(1,507)	(122)	—

Net income (loss) attributable to common stockholders	$186	$—	$—	$—	$(3,951)

Per share data:
Net income (loss) per share attributable to common stockholders—historical:
Basic	$0.04	$—	$—	$—	$(0.37)

Diluted	$—	$—	$—	$—	$(0.37)

Net income (loss) per share attributable to common stockholders—pro forma (5):
Basic	$0.06	$0.06	$0.03	$—	$(0.05)

Diluted	$0.05	$0.05	$0.03	$—	$(0.05)

Other Financial Information:
Net cash provided by (used in) operating activities	$9,378	$1,415	$(4,768)	$(7,329)	$8,076
Net cash provided by (used in) investing activities	(83)	(18,931)	754	1,379	(9,617)
Net cash provided by (used in) financing activities	299	8,758	3,239	2,251	1,747
Net increase (decrease) in cash and cash equivalents	9,594	(8,758)	(775)	(3,699)	206

	Actual	As Adjusted
	September 30, 2007	September 30, 2007(6)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,152
Total assets	83,659
Total long-term debt, including current portion	15,278
Redeemable convertible preferred stock	43,208
Total stockholders’ deficit	(14,444)

(1)	In 2005, we recorded $3.0 million as a litigation loss related to a judgment resulting from an action brought by a former non-physician independent contractor.
(2)	During 2006, we settled a professional liability claim in excess of our insurance policy limit. We recorded the excess loss at the net present value of $1.3 million of which we paid $0.8 million during 2006 and the balance was paid in October 2007. We also recorded additional legal fees related to the appeal of the judgment in connection with the action brought by a former non-physician independent contractor in 2005.
(3)	On October 29, 2007, our certificate of incorporation was amended to remove the redemption feature of our preferred stock. On such date, our redeemable convertible preferred stock was no longer redeemable and the 6,432,000 warrants to purchase such stock was reclassified to permanent equity. Upon completion of an initial public offering 5,879,000 warrants will be automatically converted into our common stock in a cashless exchange using the treasury stock method and the remaining 553,000 warrants will be exercisable into common shares and will be classified as permanent equity with no further changes in fair value being recorded as a component of income so long as we maintain sufficient authorized but unissued stock to issue upon exercise of the warrants. In addition, any accretion on preferred stock will cease upon conversion to common stock.
(4)	Prior to 2005, we placed a full valuation allowance on our deferred tax assets, or DTA, to reduce the DTA to the amount that we believed more than likely than not to be realized. During 2005, the valuation allowance, primarily related to net operating losses was partially reversed based on historical earnings and expected future income from operations adequate to recognize a significant portion of the DTA. During 2006, the remaining valuation allowance for consolidated entities that file consolidated tax returns was reversed for the same reasons as for 2005.
(5)	Pro forma earnings per share data assumes the conversion of preferred shares to common stock on the first day of such period at a ratio of 1:1 as well as a cashless exchange of warrants held by our preferred shareholders using the treasury stock method.
(6)	Reflects the sale of shares of our common stock by us in the offering at an initial public offering price of $ and the application of the net proceeds by us to repay $ million of our debt outstanding under our Comerica Facility as described under “Use of Proceeds.”

RISK FACTORS

Risks Related to our Business

The healthcare industry is complex and intensely regulated at the federal, state, and local levels and government authorities may determine that we have failed to comply with applicable laws or regulations.

As a company involved in the provision of healthcare services, we are subject to a myriad of federal, state, and local laws and regulations. There are significant costs involved in complying with these laws and regulations. Moreover, if we are found to have violated any applicable laws or regulations, we could be subject to civil and/or criminal damages, fines, sanctions, or penalties, including exclusion from participation in governmental healthcare programs, such as Medicare and Medicaid. We may also be required to change our method of operations. These consequences could be the result of current conduct or even conduct that occurred a number of years ago. We also could incur significant costs merely if we become the subject of an investigation or legal proceeding alleging a violation of these laws and regulations. We cannot predict whether a federal, state, or local government will determine that we are not operating in accordance with law, or whether the laws will change in the future and impact our business. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.

The following is a non-exhaustive list of some of the more significant healthcare laws and regulations that affect us:

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federal laws, including the federal False Claims Act, that prohibit entities and individuals from knowingly or recklessly making claims to Medicare, Medicaid, and other governmental healthcare programs, as well as third-party payors, that contain or are based upon false or fraudulent information;

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a provision of the Social Security Act, commonly referred to as the “anti-kickback” statute, that prohibits the knowing and willful offering, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration, in cash or in kind, in return for the referral or recommendation of patients for items and services covered, in whole or in part, by governmental healthcare programs such as Medicare and Medicaid;

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a provision of the Social Security Act, commonly referred to as the Stark Law or physician self-referral law, that (subject to limited exceptions) prohibits physicians from referring Medicare and Medicaid patients to an entity for the provision of certain “designated health services” if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship with the entity;

•	a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose or refund known overpayments;

•	similar state law provisions pertaining to anti-kickback, self-referral and false claims issues, which typically are not limited to relationships involving governmental payors;

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provisions of, and regulations relating to, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, that prohibit knowingly and willfully executing a scheme or artifice to defraud a healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services;

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provisions of HIPAA limiting how healthcare providers may use and disclose individually identifiable health information and the security measures taken in connection with protecting that information and related systems, as well as similar state laws;

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federal and state laws that prohibit providers from billing and receiving payment from a governmental healthcare program for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered;

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federal laws that impose civil administrative sanctions for, among other violations, inappropriate billing of services to governmental healthcare programs, inappropriately reducing hospital care lengths of stay for such patients, or employing individuals who are excluded from participation in governmental healthcare programs;

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federal and state laws and policies that require healthcare providers to enroll in the Medicare and Medicaid programs before submitting any claims for services, to report certain changes in their operations to the agencies that administer these programs, and to re-enroll in these programs when changes in direct or indirect ownership occur;

•	state laws that prohibit general business entities from practicing medicine, controlling physicians’ medical decisions or engaging in certain practices, such as splitting fees with physicians;

•	laws in some states that prohibit non-domiciled entities from owning and operating medical practices in their states;

•	the U.S. Sentencing Commission Guidelines with respect to the development and implementation of an effective corporate compliance program;

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provisions of the Social Security Act that require entities that make or receive annual Medicaid payments of $5 million or more to provide their employees, contractors and agents with written policies and employee handbook materials on federal and state false claims acts and related statutes and that establish a new Medicaid Integrity Program designed to enhance federal and state efforts to detect Medicaid fraud, waste, and abuse and to increase financial incentives for both states and individuals to bring fraud and abuse claims against healthcare companies; and

•	federal and state laws and regulations restricting the techniques that may be used to collect past due accounts from consumers, such as our patients, for services provided to the consumer.

Providers in the healthcare industry are the subject of federal and state investigations, as well as payor audits.

Due to our participation in government and private healthcare programs, we are sometimes involved in inquiries, reviews, audits and investigations by governmental agencies and private payors of our business practices, including assessments of our compliance with coding, billing and documentation requirements. Federal and state government agencies have active civil and criminal enforcement efforts that include investigations of healthcare companies, and their executives and managers. Under certain circumstances, these investigations can also be initiated by private individuals. The Deficit Reduction Act of 2005 revised federal law to further encourage these federal, state and individually-initiated investigations against healthcare companies.

Responding to these audit and enforcement activities is costly and disruptive to our business operations, even when the allegations are without merit. If we are subject to an audit or investigation and a finding is made that we were incorrectly reimbursed, we may be required to repay these agencies or private payors, or we may be subjected to pre-payment reviews, which can be time-consuming and result in non-payment or delayed payment for the services we provide. We also may be subject to other financial sanctions or be required to modify our operations.

Our revenue may be negatively impacted by the failure of our affiliated hospitalists to appropriately document services they provide.

We rely upon our affiliated hospitalists to appropriately and accurately complete necessary medical record documentation and assign appropriate reimbursement codes for their services. Reimbursement to us is conditioned on our affiliated hospitalists providing the correct procedure and diagnosis codes and properly documenting the services themselves, including the level of service provided, and the medical necessity for the services. If our affiliated hospitalists have provided incorrect or incomplete documentation or selected inaccurate reimbursement codes, this could result in nonpayment for services rendered or lead to allegations of billing fraud.

This could subsequently lead to civil and criminal penalties, including exclusion from government healthcare programs, such as Medicare and Medicaid. In addition, third-party payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not covered, services provided were not medically necessary, or supporting documentation was not adequate. Retroactive adjustments may change amounts realized from third-party payors and result in recoupments or refund demands, affecting revenue already received.

Our independent auditors have identified a material weakness in our internal controls over financial reporting that could affect our ability to ensure timely and reliable financial reports.

Our independent auditors have identified a material weakness in our internal controls relating to the identification of and appropriate financial reporting for a non-routine transaction, accounting for our warrants for redeemable preferred stock, as required by provisions of Financial Accounting Standards Board (FASB) Staff Position (FSP) No. 150-5: Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (FSP 150-5), an interpretation of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. A material weakness, as defined by the Public Company Accounting Oversight Board, is a significant deficiency that by itself, or in combination with other significant deficiencies, results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

During our transition from a private company to a public company our independent auditors advised our audit committee and management that we need to enhance our financial reporting processes to identify and properly account for significant non-routine transactions, such as accounting for warrants for the purchase of redeemable preferred stock, the accounting for which may not be obvious and may require significant evaluation and consultation to determine the proper accounting treatment. Any failure to maintain effective internal controls over our financial reporting could result in a material misstatement of our interim or annual financial statements.

Compliance with federal and state privacy laws is expensive, and we may be subject to government or private actions due to privacy and security breaches.

We must comply with numerous federal and state laws and regulations governing the collection, dissemination, use, security and confidentiality of patient-identifiable health information, including HIPAA. As part of our medical record keeping, third-party billing, and other services, we collect and maintain patient health information in paper and electronic format. This portion of our IPC-Link® platform relies solely on the electronic exchange of patient-identifiable healthcare information. New patient health information standards, whether implemented pursuant to federal or state action, could have a significant effect on the manner in which we handle healthcare-related data and communicate with payors, and compliance with these standards could impose significant costs on us or limit our ability to offer services, thereby negatively impacting the business opportunities available to us. Despite our efforts to prevent security and privacy breaches, they may still occur, especially with IPC-Link®. If our non-compliance with existing or new laws and regulations related to patient health information results in privacy or security breaches, we could be subject to monetary fines, civil suits, civil penalties or criminal sanctions.

Providers must be properly enrolled in governmental healthcare programs, such as Medicare and Medicaid, before they can receive reimbursement for providing services, and there may be delays in the enrollment process.

Each time a new affiliated hospitalist joins us, we must enroll the affiliated hospitalist under our applicable group number for Medicare or Medicaid programs and for certain managed care and private insurance programs before we can receive reimbursement for services the hospitalist renders to beneficiaries of those programs. The estimated time to receive approval for the enrollment is sometimes difficult to predict and, in recent years, the Medicare program carriers often have not issued these numbers to our affiliated hospitalists in a timely manner. These practices result in delayed reimbursement that may adversely affect our cash flow and revenues.

We may face malpractice and other lawsuits that may not be covered by insurance.

Malpractice lawsuits are common in the healthcare industry. The medical malpractice legal environment varies greatly by state. The status of tort reform, availability of non-economic damages or the presence or absence of other statutes, such as elder abuse or vulnerable adult statutes, influence the incidence and severity of malpractice litigation. We may also be subject to other types of lawsuits which may involve large claims and significant defense costs. Many states have joint and several liability for all healthcare providers who deliver care to a patient and are at least partially liable. As a result, if one healthcare provider is found liable for medical malpractice for the provision of care to a particular patient, all other healthcare providers who furnished care to that same patient, including possibly our affiliated hospitalists, may also share in the full liability which may be substantial. We currently maintain liability insurance coverage with a self-insured retention to cover professional liability and other claims. We cannot be certain that our insurance coverage will be adequate to cover liabilities arising out of claims asserted against us, our affiliated professional organizations or our affiliated hospitalists. In 2006, we had one instance, in a state with joint and several liability, where our insurance coverage was not adequate to cover liabilities arising out of a professional liability claim asserted against us, and we cannot assure this will not occur again in the future. We settled our portion of the claim at the net present value of $1.3 million, of which we paid $0.8 million during 2006 and the balance was paid in October 2007. Settlement of this claim significantly reduced our pre-tax income, but did not significantly impact our cash flows. We cannot assure that any future liabilities will not have a material impact on our results of operations, cash flows or financial position. Liabilities in excess of our insurance coverage, including coverage for professional liability and other claims, could have a material adverse effect on our business, financial condition, and results of operations. In addition, our professional liability insurance coverage generally must be renewed annually and may not continue to be available to us in future years at acceptable costs and on favorable terms.

We have established reserves for potential medical malpractice liability losses which are subject to inherent uncertainties and a deficiency may lead to a reduction in our net income.

Our medical malpractice policies are written on a claims-made basis. We record reserves for our self-insurance retention and an estimate of our liabilities, on an undiscounted basis, for claims incurred but not reported during the policy period, based upon actuarial loss projections using our historical loss experience. These insurance reserves are inherently subject to uncertainty as they could be significantly affected if current and future occurrences differ from historical claim trends and expectations. While claims are monitored closely when estimating reserves, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in these estimates. The unpredictable nature of the reporting of claims could result in significant fluctuations in the loss estimate from period to period. It is possible that actual losses and related expenses may differ, perhaps substantially, from the reserve estimates reflected in our financial statements. We believe the recorded reserves are adequate and we have not recorded any significant change in estimate during 2004, 2005, 2006 and through September 30, 2007. If subsequent actual paid claims exceed our estimated reserves, we may be required to increase reserves, which would lead to a reduction in our future net income. Our annual reserve provision, as a percentage of net revenues, for the years ended December 31, 2004, 2005 and 2006 was 2.8%, 2.1% and 2.9%, respectively.

Competition for hospitalists is intense, and we may not be able to hire and retain hospitalists to provide services.

We are dependent on our affiliated hospitalists to provide services and generate revenue. We compete with many types of healthcare providers, including teaching, research and government institutions, hospitals and other practice groups, for the services of clinicians. The limited number of residents entering the job market each year and the limited number of other licensed providers seeking to change employers makes it challenging to meet our hiring needs and may require us to increase hospitalist compensation in a manner that decreases our profit margins. The limited number of residents and other licensed providers also impacts our ability to recruit new hospitalists with the expertise necessary to provide services within our business and our ability to renew contracts with existing hospitalists on acceptable terms. If we do not do so, our ability to provide services could be adversely affected. Our current affiliated hospitalist turnover rate is 20%. If this turnover rate were to increase, our recruiting efforts could be over-extended, our growth could be impeded, the consistency of our services could be negatively affected, and our reputation in the healthcare community could be adversely impacted.

We may be unable to enforce the non-competition covenants of departed affiliated hospitalists.

We usually enter into employment agreements with our affiliated hospitalists which typically can be terminated without cause by either party upon prior written notice. Substantially all of our affiliated hospitalists have agreed not to compete within a specified geographic area and at specific facilities for a one year period after termination of employment. The law governing enforcement of non-compete agreements and other forms of restrictive covenants varies from state to state.

Although we believe that the non-competition and other restrictive covenants of our affiliated hospitalists are reasonable in scope and duration and therefore enforceable under applicable state law, courts and arbitrators in some states are reluctant to strictly enforce non-compete agreements and restrictive covenants applicable to physicians. If a substantial number of our affiliated hospitalists leave and we are unable to enforce the non-competition covenants in the employment agreements, our business, financial condition and results of operations could be materially adversely affected. We cannot predict whether a court or arbitration panel would enforce these covenants and it could be costly to enforce such covenants.

Restrictions on immigration may affect our ability to compete for and provide services to our clients, which could adversely affect our ability to meet growth and revenue targets.

While all of our affiliated hospitalists have completed residencies in the United States, approximately 23% are not U.S. citizens. The ability of these affiliated hospitalists to work in the United States depends on our ability to obtain the necessary work visas and work permits. Existing and proposed limitations on, and eligibility restrictions for, these visas could have a significant impact on our ability to recruit hospitalists. Further, in response to recent global political events, the level of scrutiny in granting visas has increased. New security procedures may delay the issuance of visas and affect our ability to hire hospitalists in a timely manner.

Our reliance on work visas for a number of our affiliated hospitalists makes us particularly vulnerable to legislative changes and strict enforcement of new national security procedures, as it affects our ability to hire hospitalists who are not U.S. citizens. If we are not able to obtain a sufficient number of visas for these affiliated hospitalists or encounter delays or additional costs in obtaining or maintaining such visas, our ability to meet our growth and revenue targets could be adversely affected.

We may not make appropriate acquisitions, may fail to integrate them into our business, and/or these acquisitions may alter our current payor mix.

Our business is partially dependent on locating and acquiring or partnering with medical practices or individual physicians to provide hospitalist services. If we are not successful in finding attractive acquisition candidates that we can acquire on satisfactory terms, or if we cannot complete those acquisitions that we identify, we will not be able to realize the benefit of this part of our growth strategy. Furthermore, our acquisition strategy involves a number of risks and uncertainties, including:

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We may not be able to identify suitable acquisition candidates or strategic opportunities or successfully implement or realize the expected benefits of any suitable opportunities. In addition, we compete for acquisitions with other potential acquirers, some of which may have greater financial or operational resources than we do. This competition may intensify due to the ongoing consolidation in the healthcare industry, which may increase our acquisition costs.

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We may be unable to successfully integrate completed acquisitions, including our recently completed acquisitions and such acquisitions may fail to achieve the financial results we expected. Integrating completed acquisitions into our existing operations involves numerous short-term and long-term risks, including diversion of our management’s attention, failure to retain key personnel, failure to retain payor contracts and failure of the acquired entity to be financially successful.

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We cannot be certain of the extent of any unknown or contingent liabilities of any acquired business, including liabilities for failure to comply with applicable laws. We may incur material liabilities for past activities of acquired businesses. Also, depending on the location of the acquisition, we may be required to comply with laws and regulations that may differ from those of the states in which our operations are currently conducted.

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We may acquire individual or group medical practices that operate with lower profit margins as compared with our current or expected profit margins or which have a different payor mix than our other practice groups, which would reduce our profit margins. Depending upon the nature of the local healthcare market, we may not be able to implement our business model and this may depress our revenues and profitability.

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If we finance acquisitions by issuing equity securities or securities convertible into equity securities, our existing stockholders could be diluted, which, in turn, could adversely affect the market price of our stock. If we finance an acquisition with debt, it could result in higher leverage and interest costs. As a result, if we fail to evaluate and execute acquisitions properly, we might not achieve the anticipated benefits of these acquisitions, and we may increase our acquisition costs.

Changes in the rates or methods of third-party reimbursements may adversely affect our operations.

We derive the majority of our revenue from direct billings to governmental healthcare programs, such as Medicare and Medicaid, and private health insurance companies. As a result, any negative changes in the rates or methods of reimbursement for the services we provide would have a significant adverse impact on our revenue and financial results. Government funding for healthcare programs, in particular, is subject to unpredictable statutory and regulatory changes, administrative rulings, interpretations of policy and determinations by intermediaries, and governmental funding restrictions, all of which could materially impact program coverage and reimbursements for our services.

The Medicare program reimburses for our services based upon the rates in its Physician Fee Schedule. Each year, the Medicare program updates the Physician Fee Schedule reimbursement rates. Many private payors use the Medicare Physician Fee Schedule to determine their own reimbursement rates. The current fee schedule methodology has significantly reduced the reimbursement rates for physician services. While Congress has intervened in the past few years to mitigate the impact of this, there is no guarantee that Congress will continue to do so in the future. Moreover, the existing methodology may result in significant yearly fluctuations in the Physician Fee Schedule amounts, which may be unrelated to changes in the actual costs of providing physician services. Unless there is a change in the Medicare Physician Fee Schedule methodology, the uncertainty regarding reimbursement rates and fluctuation will continue to exist. The Centers for Medicare and Medicaid Services, or CMS, released an advance copy of the 2008 Final Physician Fee Schedule on November 1, 2007. It contains an overall reimbursement reduction of 10.1%, which is slightly higher than the estimated reduction of 9.9% reported in the Proposed Physician Fee Schedule. This reduction will adversely affect our operations. We cannot predict what actions, if any, Congress may make to change the reimbursement methodology for 2008 or other years in the future and how these changes would impact our business or our revenues.

Because governmental healthcare programs generally reimburse on a fee schedule basis rather than on a charge-related basis, we generally cannot increase our revenues from these programs by increasing the amount we charge for our services. If our costs increase, we may not be able to recover our increased costs from these programs. Government and private payors have taken and may continue to take steps to control the cost, eligibility for, use and delivery of healthcare services as a result of budgetary constraints, cost containment pressures and other reasons. We believe that these trends in cost containment will continue. These cost containment measures and other market changes in non-governmental insurance plans have generally restricted our ability to recover, or shift to non-governmental payors, any increased costs that we experience. Our business and financial operations may be materially affected by these developments.

If we inadvertently employ or contract with an excluded person, we may face government sanctions.

Individuals and entities can be excluded from participating in the Medicare and Medicaid programs for violating certain laws and regulations. This means that they are prohibited from receiving payment for their services rendered to Medicare or Medicaid beneficiaries, and entities who employ or contract with excluded individuals are prohibited from billing the Medicare or Medicaid programs for the excluded individual’s services. The U.S. Department of Health and Human Services Office of the Inspector General, or the OIG, maintains a list of excluded individuals and entities. There can be no assurance that we will not inadvertently hire or contract with an excluded person, or that any of our current employees or contracts will not become excluded in the future without our knowledge. If this occurs, we may be subject to substantial civil penalties and the hospitals at which we furnish services also may be subject to sanctions, for which they may seek recovery from us.

The hospitalist industry is competitive.

There are other companies and individuals currently providing hospitalist services. We compete directly with national, regional and local providers of inpatient healthcare, and other companies could enter the market in the future and divert some or all of our business. On a national basis our competitors include Team Health and Emcare, each of which may have greater financial and other resources available to them. We also compete with hospitalist groups and privately-owned hospitalist companies in each of our local markets. Existing or future competitors also may seek to compete with us for acquisitions, which could have the effect of increasing the price and reducing the number of suitable acquisitions, which would have an adverse impact on our growth strategy. Since there are virtually no capital expenditures required to enter the industry, there are few financial barriers to entry. Individual physicians, physician groups and companies in other healthcare industry segments, including hospitals with which we have contracts, some of which have greater financial, marketing and staffing resources, may become competitors in providing hospitalist services and this competition may have a material adverse effect on our business operations and financial position.

Because patients do not typically select their hospitalists, we are completely reliant on referrals from third parties.

Our business is based on referrals for our services. We receive referrals from community medical providers, emergency departments, payors, and hospitals in the same manner as other medical professionals receive patient referrals. We do not provide compensation to our referral sources for referring patients to us. A decrease in these referrals due to competition, concerns about the quality of our services, and other factors could result in a significant decrease in our revenues and adversely impact our financial condition. Similarly, we cannot assure that we will be able to obtain or maintain preferred provider status with significant third-party payors in the communities where we operate. If we are unable to maintain our referral base or our preferred provider status with significant third-party payors, it may negatively impact our revenues and our financial performance.

Hospitals may terminate their agreements with us or reduce the fees they pay us.

We currently derive approximately 5% of our revenue from contracts with hospitals for hospitalist services. Our current partner hospitals may decide not to renew our contracts, introduce unfavorable terms, or reduce fees paid to us. Any of these events may impact the ability of our practice groups to operate at such hospitals, which would negatively impact our revenue and profitability.

Some of the hospitals where our affiliated hospitalists provide services may have their medical staffs closed to non-contracted hospitalists.

In general, our affiliated hospitalists may only provide services in a hospital where they have certain credentials, called privileges, that are granted by the medical staff and controlled by legally binding medical staff bylaws of the hospital. The medical staff decides who will receive privileges, and the medical staff of the hospitals where we currently provide services or wish to provide services could decide that non-contracted hospitalists can no longer receive privileges to practice there. Such a decision would limit our ability to furnish services in a hospital, decrease the number of our affiliated hospitalists who could provide services, or preclude us from entering new hospitals. In addition, hospitals may attempt to enter into exclusive contracts for hospitalist services, which would exclude our affiliated hospitalists who are not part of the contracting group from providing services at that facility or reduce access to certain populations of patients within the hospital.

Many states prohibit business entities from owning or controlling medical practices.

The laws in many of the states in which we operate, or may operate in the future, prohibit business entities from practicing medicine and from exercising control over or employing physicians who practice medicine. This corporate practice of medicine prohibition is intended to prevent unlicensed persons from interfering with or inappropriately influencing the physician’s professional judgment. These and other laws may also prevent fee-splitting, which is the sharing of professional service income with non-professional or business interests. The interpretation and enforcement of these laws vary significantly from state to state. There is a risk that state authorities or courts may find that our relationships with our affiliated hospitalists and our practice groups violate state corporate practice of medicine and fee-splitting prohibitions. In addition, authorities or courts could determine that we have not complied with new laws which may be enacted, rendering our arrangements illegal. If any of these events occur, we may be subject to fines and penalties, and changes in our business model may be required.

We may be impacted by eligibility changes to government and private insurance programs.

Due to potential decreased availability of healthcare through private employers, the number of patients who are uninsured or participate in governmental programs may increase. A shift in payor mix from managed care and other private payors to government payors or the uninsured may result in a reduction in our rates of reimbursement or an increase in our uncollectible receivables or uncompensated care, with a corresponding decrease in our net revenue. Changes in the eligibility requirements for governmental programs also could increase the number of patients who participate in such programs or the number of uninsured patients. Even for those patients who remain with private insurance, changes in those programs could increase patient responsibility amounts, resulting in a greater risk for us of uncollectible receivables. These factors and events could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty collecting payments from third-party payors in a timely manner.

We derive significant revenue from third-party payors, and delays in payment or audits leading to refunds to payors may impact our net revenue. We assume the financial risks relating to uncollectible and delayed payments. In the current healthcare environment, payors are continuing their efforts to control expenditures for healthcare, including proposals to revise coverage and reimbursement policies. We may experience difficulties in collecting our revenue because third-party payors may seek to reduce or delay payment to which we believe we are entitled. If we are not paid fully and in a timely manner for such services or there is a finding that we were incorrectly paid, our revenues, cash flows, and financial condition could be materially adversely affected.

Certain federal and state laws may limit our effectiveness at collecting monies owed to us from patients.

We utilize third parties to collect from patients any co-payments and other payments for services that our hospitalists provide to the patients. The federal Fair Debt Collection Practices Act restricts the methods that third-party collection companies may use to contact and seek payment from consumer debtors regarding past due accounts. State laws vary with respect to debt collection practices, although most state requirements are similar to those under the Fair Debt Collection Practices Act. If our collection practices or those of our collection agencies are inconsistent with these standards, we may be subject to actual damages and penalties. These factors and events could have a material adverse effect on our business, financial condition and results of operation.

Unfavorable changes or conditions could occur in the states where our operations are concentrated.

Approximately 65% of our net revenue in 2006 was generated by our operations in four states. Texas, Arizona, Michigan and Missouri accounted for approximately 25%, 18%, 11%, and 11%, respectively, of our revenue in 2006. Adverse changes or conditions affecting these states where our operations are concentrated, such as healthcare reforms, changes in laws and regulations, reduced Medicaid reimbursements and government investigations, may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to effectively adapt to changes in the healthcare industry, our business may be harmed.

Due to the importance of the healthcare industry in the lives of all Americans, federal, state, and local legislative bodies frequently pass legislation and promulgate regulations relating to healthcare reform. It is reasonable to believe that there may be increased federal oversight and regulation of the healthcare industry in the future. We cannot assure you as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of potential legislation on our business. It is possible that future legislation enacted by Congress or state legislatures could adversely affect our business or could change the operating environment of our targeted customers. It is possible that the changes to the Medicare or other governmental healthcare program reimbursements may serve as precedent to possible changes in other payors’ reimbursement policies in a manner adverse to us. Similarly, changes in private payor reimbursements could lead to adverse changes in Medicare and other governmental healthcare programs which could have a material adverse effect on our business, financial condition and results of operations.

Our business model depends on numerous complex management information systems, and any failure to successfully maintain these systems or implement new systems could materially harm our operations and result in potential violations of healthcare laws and regulations.

We depend on a complex, specialized, integrated management information system and standardized procedures for operational and financial information, as well as for our billing operations. We may be unable to enhance our existing management information systems or implement new management information systems where necessary. Additionally, we may experience unanticipated delays, complications, or expenses in implementing, integrating, and operating our systems. Our management information systems may require modifications, improvements, or replacements that may require both substantial expenditures as well as interruptions in operations. Our ability to implement these systems is subject to the availability of information technology and skilled personnel to assist us in creating and implementing these systems. Our failure to successfully implement and maintain all of our systems could have a material adverse effect on our business, financial condition and results of operations. Further, our failure to successfully operate our billing systems could lead to potential violations of healthcare laws and regulations.

We are dependent upon our key management personnel for our future success.

Our success depends to a significant extent on the continued contributions of our key management personnel, including our Chairman and Chief Executive Officer, Adam D. Singer, M.D., for the management of our business and implementation of our business strategy. We have entered into employment agreements with Dr. Singer as well as our other named executive officers. Our agreement with Dr. Singer has a three year term and the agreements with our other named executive officers have one year terms, in each case, subject to automatic renewals. We maintain key man life insurance on Dr. Singer in the amount of $3.0 million and IPC is the designated beneficiary of such policy. The loss of Dr. Singer or other key management personnel could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to effectively manage our growth.

We have experienced significant growth in our business and personnel over the years which we expect to continue. For example, from 2004 to 2006 our annual patient encounters increased from 1,065,000 to 1,747,000 and we increased our number of hospitalists from 292 to 432. We have managed this growth by augmenting the staff of our corporate office and the staff of our eleven operating regions. However, we may be unable to effectively manage this growth going forward with respect to appropriate hiring, training and oversight of personnel, or appropriate integration into our systems. These events could materially adversely impact our business, financial condition and results of operations.

Our intellectual property rights are valuable, and if we are unable to protect them or are subject to intellectual property rights claims, our business may be harmed.

Our intellectual property rights, including those rights related to IPC-Link® and certain trademarks, copyrights and trade secrets, are important assets for us. We do not hold any patents protecting our intellectual property. Various events outside of our control pose a threat to our intellectual property rights as well as to our business. For example, we may be subject to third-party intellectual property rights claims, and our technologies may not be able to withstand any such claims. Regardless of the merits of the claims, any intellectual property claims could be time-consuming and expensive to litigate or settle. In addition, if any claims against us are successful, we may have to pay substantial monetary damages or discontinue any of our practices that are found to be in violation of another party’s rights. We also may have to seek a license to continue such practices, which may significantly increase our operating expenses or may not be available to us at all. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete.

We might need to raise additional capital, which might not be available.

We may require additional equity or debt financing for additional working capital for expansion, to consummate acquisitions or if we suffer losses. In the event additional financing is unavailable to us, we may be unable to expand or make acquisitions and the price of our common stock may decline. If we need additional capital as a result of significant losses and additional financing is unavailable to us, we may default under covenants contained in our loan agreements and we may need to sell assets.

We have a substantial amount of debt, which may adversely affect our cash flows and our ability to operate our business.

As of November 30, 2007, we had secured and unsecured indebtedness of $19.8 million. We also have an unpaid litigation loss of $3.0 million as of November 30, 2007. Our indebtedness could have important consequences. For example, it could:

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.

Any of these factors could materially adversely affect our business, financial condition and results of operations. In addition, under specified circumstances, our lenders could demand repayment of all of our debt, which would have a material adverse effect on our business, financial condition and results of operations. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can assure you that we would be able to do in a timely manner, on favorable terms or at all.

The terms of our debt could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.

Our existing secured debt contains, and any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to take actions that may be in our best interests. Our existing debt includes covenants, including requirements that:

•	generally do not allow us to borrow additional amounts without the approval of our lenders;

•	require us to notify our lender of, and grant security interests in, newly-acquired companies;

•	allow us to dispose of assets only in accordance with the terms of our existing secured debt;

•	restrict our ability to pay dividends without the approval of our lenders;

•	we do not impair our lenders’ security interests in our assets; and

•	require us to maintain minimum cash balances.

We may write-off intangible assets, such as goodwill.

Our intangible assets, which consist primarily of goodwill related to our acquisitions, are subject to annual impairment testing. Under current accounting standards, goodwill is tested for impairment on an annual basis and we may be subject to impairment losses as circumstances after an acquisition change. If we record an impairment loss related to our goodwill, it could have a material adverse effect on our results of operations for the year in which the impairment is recorded. The amount of goodwill recorded at September 30, 2007 is $30.8 million as compared to negative stockholders’ equity of $14.4 million, or as compared to pro-forma stockholders’ equity of $40.1 million, assuming the reclassification of our preferred stock and preferred stock warrant liabilities to stockholders’ equity as a result of the removal of the redemption feature of our convertible preferred shares upon the amendment of our certificate of incorporation on October 29, 2007.

Our quarterly results will likely fluctuate from period to period, which could increase the volatility in the price of our common stock.

We have historically experienced and expect to continue to experience quarterly fluctuations in revenue and net income. Our quarterly results are impacted by factors such as the number of physicians we have on staff during the quarter, which may fluctuate based upon the timing of hires and terminations in our existing practices, the timing of acquisitions, fluctuations in patient volume, which is impacted by hospital census and physician productivity, and the payor mix. As a result, our results of operations for any quarter are not indicative of results of operations for any future period or full year. These variations in our results of operations could contribute to volatility in the price of our common stock.

Risks Related to the Offering

There is no existing market for our common stock, and if one does not develop, you may not have adequate liquidity.

Before this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market or otherwise or how liquid that market might become, especially if few stock analysts follow our stock or issue research reports concerning our business or the hospitalist industry in general. If an active trading market does not develop, you may have difficulty selling any shares that you buy.

The initial public offering price for the shares included in this offering will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your shares at prices equal to or greater than the price you pay in this offering.

The market price of our common stock may be volatile, which could cause the value of your investment to decline significantly.

Securities markets worldwide experience significant price and volume fluctuations, in response to general economic and market conditions and their effect on various industries. This market volatility could cause the price of our common stock to decline significantly without regard to our operating performance. In addition, the market price of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of public market analysts and investors.

Various factors could contribute to volatility of the price of our common stock in addition to those otherwise described in this prospectus, including:

•	actual or anticipated fluctuations in our operating results;

•	actual or anticipated changes in our growth rates or our competitors’ growth rates;

•	conditions in our industry generally;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our ability to raise additional capital;

•	changes in healthcare laws and regulations that affect us; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.

If securities or industry analysts fail to publish research or reports about our business or publish negative research or reports, or our results are below analysts’ estimates, our stock price and trading volume could decline.

The trading market for our common stock may depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If analysts fail to regularly publish reports on us, we could fail to gain visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more analysts do cover us and downgrade our stock or our results are below analysts’ estimates, our stock price would likely decline.

As a result of this offering, we will be subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

As a result of this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, or the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessment of the effectiveness of our internal controls over financial reporting and a report by our independent auditors on internal controls. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources and they will add additional costs. We anticipate that we may need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures, implement an internal audit function and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls over our financial reporting could result in a material misstatement of our interim or annual financial statements.

A substantial number of shares of our common stock will become eligible for sale in the public market 180 days after the date of this offering, which could cause the price of our common stock to decline.

Our officers, directors and certain of our existing stockholders have agreed with the underwriters not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering. When these lock-up agreements expire, these shares will become eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act of 1933, or the Securities Act. Sales of a substantial number of these shares in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

The book value of shares of common stock purchased in the offering will be immediately diluted.

Investors who purchase common stock in the offering will suffer immediate and substantial dilution in the amount of $             per share in the as adjusted net tangible book value per share. Investors who purchase shares from us in this offering will contribute approximately             % of our total capital contribution, but will own             % of the shares of our common stock outstanding. In addition, we have issued options to acquire shares of our common stock at prices below the initial public offering price. See “Dilution” for further discussion of how your ownership interest in us will be immediately diluted.

Our existing principal stockholders will continue to have significant influence over us after this offering, and could cause us to take actions with which you may disagree.

Our existing stockholders will continue to exert significant influence over us after the completion of this offering. Their interests may not coincide with yours and they may make decisions with which you may disagree. After this offering, stockholders will beneficially own approximately             % of our outstanding common stock, and our officers, directors and principal stockholders, i.e., stockholders holding more than 5% of our common stock, will together control approximately             % of our outstanding common stock. As a result, these stockholders, acting individually or together, could significantly influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company and might affect the price of our common stock.

Provisions in our charter documents could limit another party's ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

Our amended and restated certificate of incorporation and our bylaws contain several provisions that may make it substantially more difficult for a third-party to acquire us. This may make it more difficult or expensive for a third-party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock.

Our ability to designate the rights and preferences of undesignated preferred stock could result in the issuance of stock with rights and preferences that are superior to those of your shares, which could reduce the value of your investment.

Our amended and restated certificate of incorporation authorizes our board of directors to designate by resolution, different classes and/or series of stock from the             shares of preferred stock authorized. Our board of directors is also empowered to fix the relative rights, preferences, privileges and limitations of each class or series of preferred stock. This means that our board of directors may issue shares of preferred stock with rights and preferences, including, among other things, dividend, liquidation, redemption and voting rights, that are superior to the rights, preferences and privileges of the shares of common stock included in this offering. In addition, we may issue other securities, such as convertible promissory notes, that may have rights and preferences that are superior to those of the shares of our common stock. In addition, our board of directors has the ability, without further stockholder approval, to issue additional shares of our common stock and securities exercisable for, convertible into or exchangeable for shares of our authorized capital stock. The ability of our board of directors to designate the rights and preferences of the preferred stock could impede or deter an unsolicited tender offer, merger or takeover of our business, or make a change of control of our company difficult to accomplish. In addition, the issuance of shares of our common stock or other securities having rights and preferences superior to those of the shares of common stock being offered could reduce the value of our common stock.

We do not intend to pay cash dividends on our common stock, which means that capital appreciation, if any, of our common stock will be our stockholder’s only source of gain.

We do not intend to pay cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current, as well as any future, financing agreements may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

CAUTIONARY NOTE RE GARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In particular, certain statements that we make under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” relating to the hospitalist industry, including our strategies, are forward-looking statements. When used in this prospectus, the words “may,” “will,” “could,” “should,” “target,” “potential,” “intend,” “anticipate,” “estimate,” “expect,” “project,” “believe,” “plan,” “seek” and similar expressions are intended to identify forward-looking statements.

These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. All forward-looking statements address matters that involve risks and uncertainties. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements. We are under no duty to update any forward-looking statements. Some of the factors that may cause actual results, developments, performance, business decisions and other events or circumstances to differ materially from those contemplated by any forward-looking statements include the risks and uncertainties discussed under the heading “Risk Factors.” You should carefully consider these risks, along with the following factors that could cause actual results to vary from our forward-looking statements:

•	potential penalties or changes to our operations if we fail to comply with complex and intensive government regulation of our industry;

•	the failure of our affiliated hospitalists to appropriately document services they provide;

•	the identification by our independent auditors that we have a material weakness in our internal controls over financial reporting;

•	the adequacy of our insurance coverage and insurance reserves;

•	our ability to recruit and retain qualified physicians and other healthcare professionals, and enforce the non-compete agreements with our affiliated hospitalists;

•	our ability to successfully integrate new acquisitions;

•	the effect of changes in rates or methods of third-party reimbursement;

•	our ability to successfully restructure our operations to comply with future changes in government regulation of our industry;

•	the high level of competition in our industry;

•	our ability to maintain our complex information management systems;

•	the limited experience of our management team in public company matters;

•	the loss of services of one or more members of our senior management team;

•	our ability to implement our business strategy;

•	changes in economic conditions specific to our industry; and

•	general economic and financial conditions.

These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or to the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward- looking statements as a prediction of actual results. These forward-looking statements are made only as of the date of this prospectus.

USE OF PR OCEEDS

We estimate that we will receive net proceeds of $             million from the sale of the             shares of common stock offered by us in this offering, based upon an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering as follows:

•	to repay $ million of our debt outstanding under our Comerica Facility; and

•	the balance for general corporate purposes, including to fund the acquisition of physician practices and working capital.

Since August 1, 2006, we incurred $             of debt under our Comerica Facility, which was used to finance the acquisitions of physician practices and earn-out payments. Borrowings under the Comerica Facility bear interest at a rate, based on either LIBOR plus 1.5% to 2.0%, or the lender’s prime rate plus 0% to 0.25%, as selected by us for each advance. Outstanding amounts advanced to us are repayable on or before the revolving maturity date of April 1, 2008. See “Description of Certain Indebtedness” for additional information regarding our outstanding debt.

The amount of our estimated net proceeds appearing above has been calculated using an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the estimated net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $            , in each case assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same. Likewise, the amount of our estimated net proceeds appearing in the first paragraph above has been calculated assuming that we will issue              shares of common stock in this offering. A 100,000 share increase or decrease in the number of shares of common stock that we issue in this offering would increase or decrease, respectively, our estimated net proceeds by approximately $            , assuming an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

We will not receive any proceeds from the sale of the shares by the selling stockholders. To the extent the underwriters exercise their over-allotment option, we will not receive any of the proceeds from the sale of over-allotment shares by the selling stockholders.

DIVI DEND POLICY

We have never declared or paid cash dividends on our capital stock. The payment of dividends is within the discretion of our board of directors and will depend on our earnings, capital requirements and operating and financial position, among other factors. We expect to retain all of our earnings to finance the expansion and development of our business, and we currently have no plans to issue dividends in the foreseeable future. In addition, our existing credit facility limits, and any future debt agreements may restrict, our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Indebtedness.”

CAPIT ALIZATION

The following table sets forth, as of September 30, 2007, our cash and cash equivalents and capitalization:

•	On an actual basis; and

•

On an as adjusted basis to give effect to the receipt of net proceeds from the sale of              shares of common stock by us in this offering at an assumed initial public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and conversion of all outstanding shares of our redeemable convertible preferred stock into              shares of common stock, and repayment of $             million of our Comerica Facility.

You should read this table in conjunction with the consolidated financial statements and the related notes, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

The following table sets forth our capitalization as of September 30, 2007 on an actual basis and on an as adjusted basis to reflect our sale of              shares of common stock in this offering at an assumed offering price of $             per share and the anticipated use of the net proceeds as described under “Use of Proceeds.”

	September 30, 2007
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$6,152	$
Total debt, including current portion of long-term debt(1)	15,278
Redeemable convertible preferred stock and preferred stock warrant liabilities	54,577

Stockholders’ deficit:
Common stock, $.001 par value, 87,300,000 shares authorized and 11,813,818 actual issued and outstanding at September 30, 2007 and shares as adjusted issued and outstanding	12
Additional paid-in capital	1,046
Accumulated (deficit)	(15,502)

Total stockholders’ deficit	(14,444)

Total capitalization	$55,411

(1)	At September 30, 2007, we had outstanding (a) borrowings of $12.5 million and a letter of credit of $3.7 million, leaving us with availability of $13.8 million under our $30.0 million revolving credit agreement, (b) equipment loan balance of $1.8 million and (c) $1.0 million balance related to the financing of our 2007 medical malpractice policy.

DIL UTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our stock after this offering. We calculate net tangible book value per share by dividing our net tangible book value, which equals total assets less intangible assets, total liabilities and total preferred stock, by the number of shares of common stock outstanding as of September 30, 2007. Our net tangible book value at September 30, 2007 was $(46.0) million, or $(3.90) per share, based on 11,813,818 shares outstanding. On a pro forma basis assuming the conversion of all of our preferred shares to common stock at a ratio of 1:1 as well as a cashless exchange of warrants held by our preferred shareholders, our net tangible book value as of September 30, 2007 was approximately $7.5 million, or $0.10 per share, based on 73,552,590 shares outstanding.

After giving effect to the sale of              shares of common stock in this offering, based on an assumed initial public offering price of $             per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of                     , 2007 would have been approximately $             million, or $             per share. This represents an immediate increase in net tangible book value attributable to this offering of $             per share to existing stockholders, and an immediate dilution in net tangible book value of $             per share to new investors, or approximately     % of the assumed initial public offering price of $             per share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Net tangible book value per share as of , 2007	$
Reduction in tangible book value per share attributable to conversion of preferred shares and cashless exercise of warrants held by our preferred shareholders using the treasury stock method	$(	)
Increase in net tangible book value per share attributable to this offering	$
As adjusted net tangible book value per share after the offering			$
Dilution in net tangible book value per share to new investors			$

The information in the preceding table has been calculated using an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price per share would decrease or increase, respectively, the pro forma net tangible book value per share of common stock after this offering by $             per share and increase or decrease, respectively, the dilution per share of common stock to new investors in this offering by $             per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Likewise, the information in the preceding table has been calculated assuming that we issue a number of shares of common stock in this offering equal to the number of shares appearing on the cover of this prospectus. A 100,000 share increase or decrease in the number of shares of common stock that we issue in this offering would decrease or increase, respectively, the pro forma net tangible book value per share of common stock after this offering by $             per share and increase or decrease, respectively, the dilution per share of common stock to new investors in this offering by $             per share, in each case calculated as described above and assuming an initial public offering price of $             per share.

The following table shows on an as adjusted basis at                     , 2007, the number and percentage of shares of common stock purchased from us by our existing stockholders and new investors purchasing shares in this offering, the total cash consideration paid to us and the average price per share paid by existing stockholders and by new investors in this offering before deducting estimated underwriting discounts and estimated offering expenses payable by us, based on an assumed initial public offering price of $            per share.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(dollars in thousands)
Existing stockholders			%	$		%	$
New investors			%			%

Total		100.0%			$100.0%

The table above excludes, as of                     , 2007,              shares of common stock issuable upon the exercise of options outstanding under our 1997 Equity Participation Plan, 2002 Equity Participation Plan and 2007 Equity Participation Plan at a weighted average exercise price of $             per share. To the extent these options are exercised, investors purchasing common stock in this offering will experience further dilution. In addition, to the extent we issue new options or rights under any stock compensation plans or issue additional shares of common stock in the future, new investors may experience further dilution.

SELECTED CONSOLI DATED FINANCIAL AND OPERATING DATA

The following table presents selected consolidated financial and operating data as of the dates and for the periods indicated. The selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006, have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the nine months ended September 30, 2006 and 2007, and the selected consolidated balance sheet data as of September 30, 2007, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 from our audited consolidated financial statements which are not included in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary to state fairly our results of operations as of and for the periods presented. You should read the information contained in this table in conjunction with the “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus. Historical results of operations and financial position are not necessarily indicative of the results that may be expected for future periods.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007

	(dollars in thousands, except for per share data)
Consolidated Statements of Income Data:
Net revenue	$54,131	$75,555	$91,668	$110,883	$148,098	$107,929	$137,425
Operating expenses:
Cost of services—physician practice salaries, benefits and other	36,193	51,944	62,660	78,966	109,332	79,831	100,090
General and administrative	16,638	21,532	24,351	27,587	32,330	23,245	26,678
Litigation loss and other claims(1), (2)	—	—	—	3,025	1,377	1,383	—
Depreciation and amortization	759	944	781	671	1,098	828	1,003

Total operating expenses	53,590	74,420	87,792	110,249	144,137	105,287	127,771

Income from operations	541	1,135	3,876	634	3,961	2,642	9,654
Net interest income (expense)	(269)	(27)	46	33	(1,080)	(750)	(913)
Loss on fair value of preferred stock warrant liabilities(4)	—	—	—	(90)	(690)	(659)	(8,781)

Income (loss) before income taxes and cumulative effect of change in accounting principle	272	1,108	3,922	577	2,191	1,233	(40)
Income tax provision (benefit)(3)	66	235	283	(4,009)	413	908	3,705

Net income (loss) before cumulative effect of change in accounting principle	206	873	3,639	4,586	1,778	325	(3,745)
Cumulative effect of change in accounting principle	—	—	—	(941)	—	—	—

Net income (loss)	206	873	3,639	3,645	1,778	325	(3,745)
Accretion of redeemable convertible preferred stock(4)	—	—	—	(248)	(271)	(203)	(206)
Income allocable to preferred stockholders	(206)	(873)	(3,453)	(3,397)	(1,507)	(122)	—

Net income (loss) attributable to common stockholders	$—	$—	$186	$—	$—	—	$(3,951)

Per share data:
Net income (loss) per share attributable to common stockholders—historical:
Basic	$—	$—	$0.04	$—	$—	$—	$(0.37)

Diluted	$—	$—	$—	$—	$—	$—	$(0.37)

Net income (loss) per share attributable to common stockholders—pro forma(5):
Basic	$—	$0.01	$0.06	$0.06	$0.03	$—	$(0.05)

Diluted	$—	$0.01	$0.05	$0.05	$0.03	$—	$(0.05)

Other Operating Data:
Number of patient encounters (in thousands)	700	921	1,065	1,302	1,747	1,286	1,559
Hospitalists at end of the year	219	268	292	421	432	n/a	n/a
Other Financial Information:
Net cash provided by (used in) operating activities	$(3,953)	$4,221	$9,378	$1,415	$(4,768)	$(7,329)	$8,076
Net cash provided by (used in) investing activities	(5,676)	719	(83)	(18,931)	754	1,379	(9,617)
Net cash provided by (used in) financing activities	14,572	(3,028)	299	8,758	3,239	2,251	1,747
Net increase (decrease) in cash and cash equivalents	4,943	1,912	9,594	(8,758)	(775)	(3,699)	206

	December 31,					September 30,
	2002	2003	2004	2005	2006	2006	2007
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,600	$5,885	$15,479	$6,721	$5,946	$3,022	$6,152
Total assets	31,410	30,589	39,613	63,187	76,029	68,921	83,659
Total debt including current portion of long-term debt	4,121	1,103	1,000	11,458	14,451	13,680	15,278
Redeemable convertible preferred stock	42,831	42,831	43,231	42,731	43,002	42,934	43,208
Total stockholders’ deficit	(20,920)	(20,058)	(16,416)	(12,796)	(11,014)	(12,645)	(14,444)

(1)	In 2005, we recorded $3.0 million as a litigation loss related to a judgment resulting from an action brought by a former non-physician independent contractor.
(2)	During 2006, we settled a professional liability claim in excess of our insurance policy limit. We recorded the excess loss at the net present value of $1.3 million of which we paid $0.8 million during 2006 and the balance was paid in October 2007. We also recorded additional legal fees related to the appeal of the judgment in connection with the action brought by a former non-physician independent contractor in 2005.
(3)	Prior to 2005, we placed a full valuation allowance on our deferred tax assets, or DTA, to reduce the DTA to the amount that we believed more than likely than not to be realized. During 2005, the valuation allowance, primarily related to net operating losses was partially reversed based on historical earnings and expected future income from operations adequate to recognize a significant portion of the DTA. During 2006, the remaining valuation allowance for consolidated entities that file consolidated tax returns was reversed for the same reasons as for 2005.
(4)	On October 29, 2007, our certificate of incorporation was amended to remove the redemption feature of our preferred stock. On such date, our redeemable convertible preferred stock was no longer redeemable and the 6,432,000 warrants to purchase such stock was reclassified to permanent equity. Upon completion of an initial public offering 5,879,000 warrants will be automatically converted into our common stock in a cashless exchange using the treasury stock method and the remaining 553,000 warrants will be exercisable into common shares and will be classified as permanent equity with no further changes in fair value being recorded as a component of income so long as we maintain sufficient authorized but unissued shares to issue upon exercise of the warrants. In addition, any accretion on preferred stock will cease upon conversion to common stock.
(5)	Pro forma earnings per share data assumes the conversion of preferred shares to common stock on the first day of such period at a ratio of 1:1 as well as a cashless exchange of warrants held by our preferred shareholders using the treasury stock method.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion highlights the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described. This discussion should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that are subject to known or unknown risks. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. The operating results for the periods presented were not significantly affected by inflation.

Company Overview

We believe we are the largest dedicated hospitalist company in the United States based on revenues, patient encounters and number of affiliated hospitalists. Currently, either through our wholly-owned subsidiaries or our affiliated professional organizations, we employ or affiliate with over 550 hospitalists who provide hospitalist services at over 300 hospitals and medical facilities in sixteen states. We have had more than five million patient encounters since the beginning of 2004. Our early entry into the emerging hospitalist industry has permitted us to establish a reputation and leadership position that we believe has become closely identified with hospitalist medicine.

We began operating our first physician practice in 1998 and have increased the number of our practice groups to over 120. Since the beginning of 2004, we have acquired nineteen practice groups and successfully integrated them into IPC and onto IPC-Link®. Our affiliated hospitalists are primarily full-time employees of our wholly-owned subsidiaries or our affiliated professional organizations, although we also have contracts with over 245 other physicians and non-physician providers, who provide episodic care on weekends or evenings, as needed.

Key Performance Indicators

We manage our business by monitoring certain key performance indicators that impact our revenue and profitability. The most important key performance indicators for our business are:

•

Patient encounters—billable encounters generated by our affiliated hospitalists. Typically we have one billable encounter per patient per day although our affiliated hospitalists may have several interactions with a patient during a twenty-four hour period.

•	Revenue per encounter—net revenue from patient billings divided by patient encounters.

•

Average encounters per hospitalist per day—the number of patient encounters for a day divided by the number of hospitalists, adjusted for full or part-time status, measured for the same period. We use this metric to monitor our affiliated hospitalists' productivity.

Geographic Coverage and Revenue

During 2004, 2005 and 2006 approximately 76%, 70% and 65% respectively, of our net revenue was generated by operations in four states: Arizona, Michigan, Missouri and Texas. Over those same periods, our operations in Texas accounted for approximately 31%, 29% and 25% of our net revenue. Although we continue to seek to diversify the geographic scope of our operations, primarily through acquisitions of physician group practices or by recruiting new hospitalists or entering into new hospital contracts, we may not be able to successfully implement or realize the expected benefits of any of these initiatives. Adverse changes or conditions affecting states in which our operations are concentrated, such as healthcare reforms, changes in laws and regulations, reduced Medicaid reimbursements, or government investigations, may have a material adverse effect on our business, financial condition and results of operations.

We generate approximately 95% of our revenue primarily from billings to third-party payors such as Medicare, Medicaid, managed care organizations and insurance companies. We generate the remaining 5% of our revenue from hospitals and other inpatient facilities for organizing and managing hospitalist programs or providing coverage for patients admitted from the emergency department who otherwise have no assigned admitting physician.

Our affiliated hospitalists generally document and submit billing codes daily through the use of IPC-Link®, our proprietary technology system. IPC-Link® captures all our patient demographic and clinical information for billing and submits this data electronically after a series of automated edits and manual review of any exceptions. Our automated edit procedures follow specific business rules and correct billing errors. We have developed a sophisticated tracking and monitoring system to obtain receipt of appropriate reimbursement from our payors and identify billing issues and trends early in the reimbursement process. Our monitoring system is able to identify when we are reimbursed less than what we are contracted to receive or notify us when we have not received appropriate payment or other issues have developed. Based on the information from our monitoring system, our collection department contacts third party payors to resolve billing issues and to expedite our collections. If we have a contractual relationship with the payor we pursue the collection until the issue is resolved. If we are unable to collect from third-party payors and we do not have a contractual relationship with the payor, we bill the patient for the unpaid balance. We use an outside service organization to invoice and collect co-payments, deductibles and accounts from uninsured, or self-pay, patients. After 120 days of collection efforts, the unpaid accounts are written-off and sent to an outside collection agency.

We determine our net revenue from patient billings based on our estimate of collections from payors. Our fee schedule is the same for all parties regardless of geography or party responsible for paying the bill for our services. We are reimbursed by Medicare and Medicaid at government established rates, by managed care and insurance organizations at contracted rates or other discounted rates and have various arrangements with other third-party insurers. In addition, patients may be personally responsible for a deductible or co-payment under their third-party payor coverage. We may provide discounted or free services to self-pay patients who require hospital admission when we are providing admission coverage for emergency departments, if our collection attempts are unsuccessful. Due to the uncertainty regarding collectibility of charges associated with services we provide to uninsured patients and patients with co-pay or deductible balances, our net revenue recognition for these patients is based on our expected cash collections.

The table below summarizes our approximate payor mix as a percentage of patient encounters for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
Medicare	46%	47%	46%
Medicaid	7%	7%	6%
Other third parties	41%	39%	39%
Self-pay patients	6%	7%	9%

	100%	100%	100%

The increase in the percentage of our self-pay patient encounters from the beginning of 2004 to the end of 2006 reflects the increase in our business related to coverage of emergency departments in hospitals. The percentage of our net revenue related to self-pay patients is a significantly smaller percentage of our total revenues as much of these services are uncompensated.

Seasonality and Quarterly Fluctuations

The following table presents unaudited quarterly operating results for the eleven quarters ended September 30, 2007. We believe that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly operating results when read in conjunction with our consolidated financial statements. We have historically experienced and expect to continue to experience quarterly fluctuations in net revenue and income from operations. Our net revenue has historically been higher in the first and fourth quarters of the year primarily due to the following factors:

•

We traditionally increase the number of newly hired hospitalists in the fourth quarter because this timing coincides with the end of the academic year for graduating resident physicians and the schedule of the Internal Medicine Board exams; and

•

Our patient encounters, in general, relate to fluctuations in hospital census which often reflect seasonality due to the higher occurrence of such illnesses as flu and pneumonia in patient populations in the first quarter.

We have significant fixed operating costs, including physician practice salary and benefits and, as a result, are highly dependent on patient encounters and the productivity of our hospitalists to sustain profitability. Additionally, quarterly results may be affected by the timing of acquisitions and the hiring and termination of our affiliated hospitalists. Results of operations for any particular quarter are not necessarily indicative of the operations for a full year or predictive of future periods.

	Mar 31. 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31. 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31. 2007	Jun 30, 2007	Sep 30, 2007
Net revenue	$27,144	$25,977	$26,576	$31,186	$36,241	$35,406	$36,282	$40,169	$44,696	$44,890	$47,839
Operating expenses:
Cost of services—physician practice salaries, benefits and other	18,597	18,284	19,609	22,476	26,296	25,755	27,780	29,501	32,430	32,252	35,408
General and administrative	6,350	6,932	6,872	7,433	7,499	7,922	7,824	9,085	8,230	9,122	9,326
Litigation loss and other claims	—	—	—	3,025	66	—	1,317	(6)	—	—	—
Depreciation and amortization	213	190	156	112	208	307	313	270	309	334	360

Total operating expenses	25,160	25,406	26,637	33,046	34,069	33,984	37,234	38,850	40,969	41,708	45,094

Income (loss) from operations	$1,984	$571	$(61)	$(1,860)	$2,172	$1,422	$(952)	$1,319	$3,727	$3,182	$2,745

Factors Affecting Operating Results

Rate Changes by Government Sponsored Programs

The Medicare program reimburses for our services based upon the rates in its Physician Fee Schedule, and each year the Medicare program updates the Physician Fee Schedule reimbursement rates based on a formula approved by Congress in the Balanced Budget Act of 1997. Many private payors use the Medicare fee schedule to determine their own reimbursement rates. In November 2007, CMS reduced Medicare physician payments by 10.1% effective January 1, 2008. For the past five years, Congress has intervened to prevent the implementation of the negative updates resulting from the Physician Fee Schedule formula, however there can be no certainty over future reimbursement rates and fluctuation will continue to exist. A 1.0% change in Medicare reimbursement would result in an approximate 0.5% change in our net revenue.

Professional Liability Rates

Medical malpractice premium rates are affected by a variety of factors both internal, including our own loss experience and the associated defense costs, and external such as medical malpractice loss experience for internal medicine physicians which varies greatly across different regions, state laws covering tort reform, the local climate for large jury awards, the rate of investment income and reinsurance costs, all of which can result in wide variations in premium rates not only from region to region, but also from year to year. We experienced a reduction in medical malpractice premiums at our policy renewal in 2006, when we changed to a new carrier. However, the factors discussed above could lead to variations in future costs.

Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions relating to the reporting of results of operations, financial condition and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. The following are our most critical accounting estimates, which are those that require management’s most difficult, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We have not recorded a significant change to the operating results for the three years ended December 31, 2004, 2005 and 2006, or the nine months ended September 30, 2007 that resulted from changes in a prior period.

The following discussion is not intended to represent a comprehensive list of our accounting estimates. For a detailed discussion of the application of these and other accounting policies, see note 1 to our audited consolidated financial statements included in this prospectus.

Principles of Consolidation

Our consolidated financial statements include the accounts of IPC The Hospitalist Company, Inc. and its wholly owned subsidiaries and our affiliated professional organizations, which are managed under long-term management agreements. These management agreements have an initial term of 20 years and are automatically renewable for successive 10-year periods unless terminated by either party for cause. Based on the provisions of the agreements, we have determined that our affiliated professional organizations are variable interest entities, and that we are the primary beneficiary as defined in Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (Revised) (FIN 46R). Consequently we consolidate the revenue and expenses of the affiliated professional organizations from the date of execution of the agreements.

Revenues

Net revenue primarily consists of fees for medical services provided by our affiliated hospitalists under fee-for-service, and other professional fee arrangements with various payors including Medicare, Medicaid, managed care organizations, insurance companies, and hospitals.

We report net revenue in the period in which services are provided, at rates that reflect the amount expected to be collected. Although we have standard billing rates in our system, we do not use these standard billing rates for recording the amount of revenue we expect to collect. Some providers of medical services record revenue at their standard billing rates with an allowance for contractual discounts. The process of estimating the ultimate amount of revenue to be collected is highly subjective and requires the application of judgment based on many factors, including contractual reimbursement rates, the payor mix, age of receivables, historical cash collection experience and other relevant information. Revenue related to patient responsibility accounts, including both deductible and co-pays for insured patients and discounted fees for uninsured patients, is recorded at amounts reasonably assured of collection.

The evaluation of these factors, as well as the interpretation of governmental regulations and private insurance contract provisions, involves complex, subjective judgments. As a result of the inherent complexity of these calculations, our actual revenues and net income, and our accounts receivable, could vary from the amounts reported.

Accounts Receivable

Accounts receivable primarily consists of amounts due from third-party payors, including governmental programs, such as Medicare and Medicaid, managed care organizations, insurance companies, hospitals and amounts due from patients. Accounts receivable are stated at the amount expected to be collected, net of reserves for amounts estimated by management to be uncollectible. We write off uncollectible accounts receivable after reasonable collection efforts have been exhausted. Management also regularly analyzes the ultimate collectibility of accounts receivable after certain stages of the collection cycle using a look-back analysis to determine the amount of receivables subsequently collected and retroactive adjustments are recorded when necessary.

The following table summarizes our accounts receivable aging by payor as of September 30, 2007, December 31, 2006 and December 31, 2005 (dollars in thousands):

		As of September 30, 2007
Payor	Days Aged	0-30	31-60	61-90	91-120	121+	Total
Medicare		$5,441	$974	$681	$363	$655	$8,114
Medicaid		854	403	270	199	723	2,449
Other third parties		8,230	2,918	1,571	966	2,748	16,433
Private pay patients		730	669	587	411	640	3,037

Aged patient accounts receivable		$15,255	$4,964	$3,109	$1,939	$4,766	30,033

Less: Unposted cash(1)							(3,936)
Plus: Unbilled revenue(2)							7,448
Plus: Hospital contract & other receivables							996

Accounts receivable, net(3)							$34,541

		As of December 31, 2006
Payor	Days Aged	0-30	31-60	61-90	91-120	121+	Total
Medicare		$5,766	$2,048	$917	$509	$1,098	$10,338
Medicaid		703	462	294	150	742	2,351
Other third parties		7,189	4,800	1,827	875	2,107	16,798
Private pay patients		634	477	352	239	468	2,170

Aged patient accounts receivable		$14,292	$7,787	$3,390	$1,773	$4,415	31,657

Less: Unposted cash(1)							(6,944)
Plus: Unbilled revenue(2)							5,590
Plus: Hospital contract & other receivables							1,215

Accounts receivable, net(3)							$31,518

		As of December 31, 2005
Payor	Days Aged	0-30	31-60	61-90	91-120	121+	Total
Medicare		$4,184	$641	$304	$148	$76	$5,353
Medicaid		399	235	148	107	359	1,248
Other third parties		4,219	1,443	850	348	778	7,638
Private pay patients		129	245	275	235	345	1,229

Aged patient accounts receivable		$8,931	$2,564	$1,577	$838	$1,558	15,468

Less: Unposted cash(1)							(1,622)
Plus: Unbilled revenue(2)							6,271
Plus: Hospital contract & other receivables							734

Accounts receivable, net(3)							$20,851

(1)	Unposted cash represents cash receipts which have been deposited into our bank accounts but have not been posted to the aged accounts in our billing system.

(2)	Unbilled revenue represents the net revenue for hospitalist services that have been provided to patients but for which a bill has not yet been processed by us.

(3)	During 2006, our accounts receivable increased by $10.7 million partially as a result of the implementation of a new billing system and also as a result of the lag between the time we added a significant number of new physicians by acquisitions in late 2005 and early 2006 and the receipt of their enrollment in our group by Medicare and Medicaid intermediaries in various states. During the first nine months of 2007, we reduced the time to collect our accounts receivable as our new billing system was fully implemented. Our DSO increased from 62 at December 31, 2005 to 72 at December 31, 2006 and then decreased to 66 at September 30, 2007. We calculate our DSO using a three-month rolling average of net revenues.

Goodwill and Other Intangible Assets

We record acquired assets and liabilities at their respective fair values under the purchase method of accounting. Goodwill represents the excess of cost over the fair value of the net assets acquired. Other intangible assets primarily represent the fair value of hospital service contract agreements and non-compete agreements acquired in connection with certain asset purchase agreements. Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite-lived intangible assets are not amortized. Separable identified intangible assets that have finite lives are amortized over their useful lives.

We review and evaluate goodwill and other intangible assets for impairment on an annual basis, as well as when events or changes in business conditions suggest potential impairment, at the entity level since it operates in only one line of business. The testing for impairment is completed using a two step test. The first step compares the fair value of our Company with its carrying amount, including goodwill. If the carrying amount of the entity exceeds its fair value, a second step is performed to determine the amount of any impairment loss. During 2004, 2005 and 2006, no impairment indicators were present and no impairment was recognized.

Claims Liability and Professional Liability Reserves

We are self-insured up to certain limits for costs associated with professional liability claims. We establish reserves for the self-insurance retention. Our malpractice policies are on a claims-made basis, consequently, we establish reserves on an undiscounted basis for estimates of the loss that we will ultimately incur on claims that have been incurred but not reported. These reserves are based upon actuarial loss projections, which are updated semi-annually. The actuarial loss projections consider a number of factors, including historical claim payment patterns and changes in case reserves and the assumed rate of increase in healthcare costs. Historical experience and recent trends in the historical experience are the most significant factors in the determination of these reserves. We believe the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these subjective accruals. However, given the magnitude of the claims involved and the length of time until the ultimate cost is known, the use of any estimation technique in this area is inherently sensitive and subject to change when actual paid claims information becomes known. Accordingly, our recorded reserves could differ from our ultimate costs related to these claims due to changes in our incident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases.

Valuation of Common Stock Issued as Compensation

The fair value of the common stock for options granted to employees and directors during the three years ended December 31, 2006 and the nine months ended September 30, 2007 was determined by a series of valuations which were done contemporaneously with the granting of the options (contemporaneous valuations). During 2004, 2005 and 2006 the contemporaneous valuations were done annually after we completed our annual budgets for the upcoming year and our annual audit for the prior year. During those three years, we did not experience significant changes in our business prospects on an interim basis. In 2007, we performed two contemporaneous valuations. The first was our annual valuation based on our 2007 budgets and our 2006 audited financial statements and the assumption that we would remain a private company.

In July 2007, our Board of Directors granted stock options to our executive officers and we determined that it was appropriate to perform an updated contemporaneous valuation reflecting our financial projections for the remainder of 2007 and future years and based on the potential liquidity events being considered including a sale of the company or an initial public offering. The grants made to executive officers as of the grant date and to other employees and an independent board member subsequently were based on the new estimate of fair market value.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

Determining the fair value of our stock requires making complex and subjective judgments. Our approach to valuation considered the market and income approaches, specifically the market multiple, comparable transaction and discounted cash flow methodologies.

The market multiple methodology involved the capitalization of various revenue and cash flow measures by appropriate risk-adjusted multiples. Multiples were determined through an analysis of certain publicly traded companies that were selected on the basis of operational and economic similarity with our business operations. A comparative analysis between IPC and the public companies formed the basis for the selection of appropriate risk-adjusted multiples for our company. The comparative analysis incorporated both quantitative and qualitative risk factors which relate to, among other things, the nature of the industry in which IPC and other comparable companies are engaged.

In the comparable transaction methodology, valuation indications were derived by utilizing information obtained from prior sale transactions.

In the discounted cash flow methodology, our projections were utilized. The cash flows projected were analyzed on a “debt-free” basis (before cash payments to equity and interest bearing debt investors) in order to develop an enterprise value indication for our company. A provision for the value of IPC at the end of the forecast period, or terminal value, was also made. The present value of the cash flows and the terminal value were determined using a risk-adjusted rate of return, or “discount rate.” The discount rate was developed through an analysis of rates of return on alternative investment opportunities in companies with similar risk characteristics as IPC.

There is inherent uncertainty in these estimates and if different assumptions had been used, the valuations would have been different.

The values derived from the various approaches were then allocated to preferred and common shares using the minority interest basis for the 2004, 2005 and 2006 and the early 2007 contemporaneous valuations.

The values from the various approaches in the July 2007 contemporaneous valuation were allocated to the common stock, assuming conversion of the preferred stock, using the Black-Scholes option pricing model and represents the current value of the common stock plus its option value for the potential future increase in our company’s value until a liquidity event. We identified the following as potential liquidity events:

•	Initial public offering in approximately 6 months;
•	Sale or recapitalization event in approximately 6 months; and
•	Sale or recapitalization event in approximately 2 years.

The Black-Scholes option pricing model allocates our estimated aggregate equity value to each of our securities. Value is first assigned to each of the preferred securities and then the remaining equity securities are analyzed as an option on the applicable portion of the remaining equity value. We considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights and the manner in which each security affects the others.

Although it is reasonable to expect that the completion of an initial public offering will add value to the shares because they will have increased liquidity and marketability, the amount of additional value cannot be measured with either precision or certainty.

Preferred Stock Warrants

We applied the provisions of Financial Accounting Standards Board (FASB) Staff Position (FSP) No. 150-5: Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (FSP 150-5), an interpretation of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, to our preferred stock warrants and, accordingly, recorded these preferred stock warrants at fair value. Pursuant to FSP 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities in the consolidated balance sheet at fair value, and changes in the fair value during the period are recorded as a component of other income (expense).

We applied the transition provisions of FSP 150-5 beginning July 1, 2005, and recorded a cumulative effect adjustment as of that date, and in subsequent periods, we recorded the change in fair value of the warrants as a component of our other income (expense), and recorded accretion of our preferred stock as reduction to net income available to our common stockholders.

On October 29 2007, we amended our Certificate of Incorporation to remove the redemption feature of our preferred stock. At that date, the warrants have been reclassified in our balance sheet to equity and no further changes in fair value will be recorded so long as we continue to meet the conditions as set forth in Emerging Issues Task Force Issue Number 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and maintain sufficient authorized but unissued shares to issue upon exercise of the warrants. At the completion of an initial public offering approximately 5,879,000 of these warrants will automatically convert to common stock of the Company in a cashless exercise using the treasury stock method. The remaining 553,000 warrants will be exercisable into shares of common stock.

New Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, or FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. We have not yet completed our evaluation of the potential impact of FAS 159.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, or FAS 157, “Fair Value Measures.” FAS 157 creates a common definition for fair value for recognition or disclosure purposes under generally accepted accounting principles, or GAAP. FAS 157 also establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. FAS 157 is effective for fiscal years beginning after November 15, 2007. We have not yet completed our evaluation of the potential impact of FAS 157.

In July 2006, the FASB released Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting and disclosure for uncertainty in income taxes recognized in financial statements. FIN 48 prescribes a comprehensive accounting model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that we have taken or expect to take on a tax return. We adopted FIN 48 beginning January 1, 2007, and as a result we recognized a cumulative effect adjustment of $0.5 million to the opening balance of retained earnings. In addition, we initially reclassified $1.6 million from deferred taxes to a liability for uncertain tax positions which related to tax positions taken on temporary differences. As anticipated, we recorded a reduction to our unrecognized tax benefits from $1.6 million to $0.1 million in the third quarter ended September 30, 2007 due to the deductibility of a temporary difference. This reduction, however, had no impact on our tax provision for the period. See accompanying notes to condensed consolidated financial statements included elsewhere in this prospectus for further information on the adjustments related to FIN 48.

Results of Operations

Consolidated Results

The following table sets forth selected consolidated statements of income information stated as a percentage of net revenue:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of services-physician practice salaries, benefits and other	68.4%	71.2%	73.8%	74.0%	72.8%
General and administrative	26.6%	24.9%	21.8%	21.5%	19.4%
Litigation loss and other claims	0.0%	2.7%	0.9%	1.3%	0.0%
Depreciation and amortization	0.8%	0.6%	0.8%	0.8%	0.7%

Total operating expenses	95.8%	99.4%	97.3%	97.6%	92.9%

Income from operations	4.2%	0.6%	2.7%	2.4%	7.1%
Net interest income (expense)	0.0%	0.0%	(0.7)%	(0.7)%	(0.7)%
Loss on fair value of preferred stock warrant liabilities	0.0%	(0.1)%	(0.5)%	(0.6)%	(6.4)%

Income before income taxes and cumulative effect of change in accounting principle	4.3%	0.5%	1.5%	1.1%	—%
Income tax provision (benefit)	0.3%	(3.6)%	0.3%	0.8%	2.7%

Net income before cumulative effect of change in accounting principle	4.0%	4.1%	1.2%	0.3%	(2.7)%

Nine months ended September 30, 2007 compared to nine months ended September 30, 2006.

Net revenue for the nine months ended September 30, 2007 was $137.4 million, an increase of $29.5 million, or 27.3%, from $107.9 million for the nine months ended September 30, 2006. Of this $29.5 million increase, $20.7 million, or 70.2% was attributable to same-market area growth and $8.8 million was attributable to revenue generated from completed acquisitions and new geographical areas opened during 2006 and 2007. Same-market areas are those geographic areas in which we have had operations for the entire current period and the entire comparable period. Because in-market area acquisitions are often small practice groups which become subsumed within existing practice groups and have our existing regional management staff provide non-clinical management operations, we consider these as part of our same-market area growth. The change in same-market area net revenue was primarily the result of (1) increased revenue of approximately $14.0 million from a 14.0% increase in patient encounters from both existing hospitalists and new hospitalists either hired or added through an in-market area group acquisition; and (2) increased revenue of approximately $6.4 million from a 5.6% increase in revenue per encounter of which approximately 4.0% was the result of an increase in Medicare reimbursement rates for the billing codes applicable to our services effective January 1, 2007 and the remainder the result of changes in payor and acuity mix.

Physician practice salaries, benefits and other expenses for the nine months ended September 30, 2007 were $100.1 million or 72.8% of net revenue compared to $79.8 million or 74.0% of net revenue for the nine months ended September 30, 2006. These costs increased by $20.3 million or 25.4%. Same-market area physician costs increased a total of $13.8 million of which $9.6 million was primarily the result of increased salaries and bonuses from a revised hospitalist productivity incentive plan which was effective July 1, 2006, and an increase in hospitalist productivity and $4.2 million from costs of net new hires in the same-market area practices. The increased physician costs associated with new market openings and new market acquisitions during 2006 and 2007 were $6.5 million. The decrease in physician cost as a percent of revenue was the result of higher productivity and revenue per physician. In mid-2006, we increased our base salaries for our hospitalists and instituted a revised physician incentive plan based on the direct profitability of the individual practices and the productivity of each hospitalist within the practice. We believe that these changes contributed to the increase in hospitalist productivity and the overall increase in patient encounters.

General and administrative expenses include all salaries, benefits, supplies and operating expenses not specifically related to the day-to-day operations of our physician group practices, including billing and collections functions and our regional and market-area administrative offices. General and administrative expenses increased $3.4 million, or 14.8%, to $26.7 million, or 19.4% of revenue, for the nine months ended September 30, 2007, as compared to $23.2 million, or 21.5% of revenue for the nine months ended September 30, 2006. This $3.4 million increase is primarily attributable to increased salaries, benefits, regional incentive compensation, technology costs and increased travel to support the continuing growth of our operations and our acquisitions. The decline in general and administrative expenses as a percentage of revenue is due to the effective management of such expenses as we grew our operations in 2007.

Depreciation and amortization expense increased by $0.2 million, or 21.1%, to $1.0 million for the nine months ended September 30, 2007, as compared to $0.8 million for the nine months ended September 30, 2006. This increase is primarily attributable to amortization of identifiable intangible assets related to our acquisitions.

Income from operations increased $7.0 million, or 265.4%, to $9.7 million, as compared to $2.6 million for the same period of the prior year. Our operating margin increased to 7.0% for the nine months ended September 30, 2007 from 2.4% for the nine months ended September 30, 2006. The increase in operating margin is directly attributable to the decrease in physician practice costs as a percentage of revenue and the reduction in general and administrative expenses as a percentage of revenue.

We recorded net interest expense of $0.9 million for the nine months ended September 30, 2007, as compared to net interest expense of $0.8 million for the nine months ended September 30, 2006. The increase in net interest expense is primarily due to increased borrowings under our revolving credit facility to fund acquisitions.

Our effective income tax rate for the nine months ended September 30, 2006 was 73.6%. The increase in our effective rate for the nine months ended September 30, 2007 is due to the $8.8 million loss on fair value of preferred stock warrant liabilities recorded in 2007, as compared to $0.7 million recorded in the same nine month period ended September 30, 2006. Excluding the loss on fair value of preferred stock warrant liabilities from both 2007 and 2006, which is not deductible for tax purposes, our income tax rate would have been 42.4% and 48.0% in 2007 and 2006.

Net income decreased to negative $3.7 million for the nine months ended September 30, 2007, as compared to $0.3 million for the nine months ended September 30, 2006 and our net income margin decreased to a negative 2.7% from a positive 0.3% for the same periods. The net income margin decrease is primarily the result of the recognition of the loss on fair value of the warrant liability offset by the reduction in physician practice costs as a percent of revenue and leveraging our general and administrative expenses over a larger revenue base as we grow our practices and acquire new practices.

Year ended December 31, 2006 compared to year ended December 31, 2005.

Net revenue for the year ended December 31, 2006 was $148.1 million, an increase of $37.2 million, or 33.6%, from $110.9 million in 2005. Of this $37.2 million increase, $29.6 million, or 79.3% was primarily attributable to revenue generated from completed acquisitions and new geographical areas opened during 2005 and 2006 and $7.6 million was attributable to same-market area growth. We expanded into three new market areas during 2005 and 2006 both through acquisitions and by opening new practices. The change in same-market area net revenue was primarily the result of a 7.9% increase in patient encounters and a 0.9% increase in revenue per encounter. Same-market areas are those geographic areas in which we have had operations for the entire current period and the entire comparable period.

Physician practice salaries, benefits and other expenses for the year ended December 31, 2006 were $109.3 million or 73.8% of net revenue compared to $79.0 million or 71.2% of net revenue for the year ended December 31, 2005. These costs increased by $30.4 million or 38.5%. Of the $30.4 million increase, the increase in physician costs associated with completed acquisitions and new geographical areas opened during 2005 and 2006 was $22.1 million. Same-market area physician costs increased $6.0 million primarily as a result of increased salaries, practice incentive payments, and increases in other practice related operating costs and $2.2 million from costs related to net new hires in the same-market area practices. In mid-2006, we increased our base salaries for our affiliated hospitalists and instituted an revised physician incentive plan based on the direct profitability of the individual practices and the productivity of each hospitalist within the practice. This plan increased the practice costs as a percent of revenue, however, we believe that it contributed to the increase in hospitalist productivity and the overall increase in revenue by more closely aligning our affiliated hospitalists’ interests with ours.

General and administrative expenses increased $4.7 million, or 17.2%, to $32.3 million, or 21.8% of revenue, for the year ended December 31, 2006, as compared to $27.6 million, or 24.9% of revenue in 2005. This $4.7 million increase was primarily attributable opening three new market area offices to support the geographical expansion and to increased salaries, benefits, and technology costs to support the continuing growth of our operations. The decline in general and administrative expenses as a percentage of revenue is due to the effective management of such expenses as we grew our operations in 2006.

In December 2005, we recorded a litigation loss of $3.0 million as the result of a judgment in a lawsuit brought against us by a former non-physician independent contractor.

During 2006, we settled a professional liability claim in excess of its insurance policy limit and recorded the excess loss at the net present value of $1.3 million.

Depreciation and amortization expense increased by $0.4 million, or 63.6%, to $1.1 million for the year ended December 31, 2006, as compared to $0.7 million in 2005. This increase is primarily attributable to amortization of identifiable intangible assets related to our acquisitions.

Income from operations increased $3.4 million, or 524.8%, to $4.0 million, as compared to $0.6 million for the same period of the prior year. Our operating margin increased to 2.7% for the year ended December 31, 2006 from 0.6% for the year ended December 31, 2005. The increase in operating margin is directly attributable to the reduction in the litigation and other claims expense between the two periods and the reduction in general and administrative expenses as a percentage of revenue.

We recorded net interest expense of $1.1 million for year ended December 31, 2006, as compared to minimal net interest income in 2005. The increase in net interest expense is primarily due to increased borrowings under our revolving credit facility to fund acquisitions.

Prior to 2005, we placed a full valuation allowance on our deferred tax assets to reduce the deferred tax assets to the amount that was believed more likely than not to be realized. During 2005, we reversed a substantial amount of the valuation allowance, primarily related to net operating losses based on historical earnings and expected future income from operations. During 2006, we reversed additional valuation allowance based on continued earnings and expected future income from operations. This resulted in a $0.4 million tax provision for the year ended December 31, 2006 and a tax benefit of $4.0 million for the year ended December 31, 2005.

Net income decreased to $1.8 million for the year ended December 31, 2006, as compared to $3.6 million in 2005 principally because the reversal of the deferred tax valuation allowance created $4.0 million of income in 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004.

Net revenue for the year ended December 31, 2005 was $110.9 million, an increase of $19.2 million, or 21.0% from $91.7 million in 2004. Of this $19.2 million increase, $11.5 million, or 60.0% was attributable to same-market area growth and $7.7 million was primarily attributable to revenue generated from completed acquisitions and new geographical areas opened during 2004 and 2005. We expanded into five new market areas during 2004 and 2005 both through acquisitions and by opening new practices. The change in same-market area net revenue was primarily the result of a 13.2% increase in patient encounters. Same-market areas are those geographic areas in which we have had operations for the entire current period and the entire comparable period.

Physician practice salaries, benefits and other expenses for the year ended December 31, 2005 were $79.0 million or 71.2% of net revenue compared to $62.7 million or 68.4% of net revenue for the year ended December 31, 2004. These costs increased by $16.3 million or 26.0%. Same-market area physician costs increased a total of $9.3 million of which $4.4 million was primarily the result of increased salaries, practice incentive payments from an increase in physician productivity and increases in other practice related operating costs, primarily night and weekend coverage costs and malpractice expense. In addition, $4.9 million of the increase was from costs related to net new hires in the same-market area practices. The increase in physician costs associated with completed acquisitions and new geographical areas opened during 2005 and 2004 was $7.0 million. The increase in physician costs as a percent of revenue is primarily the result of new market area starts in several markets which resulted in start-up practice expenses in excess of revenue generated from those practices.

General and administrative expenses increased $3.2 million, or 13.3%, to $27.6 million, or 24.9% of revenue, for the year ended December 31, 2005, as compared to $24.4 million, or 26.6% of revenue in 2004. This $3.2 million increase was primarily attributable to opening new region and market area offices to support the geographical expansion and to increased salaries, benefits, and technology costs to support the continuing growth of our operations. The decline in general and administrative expenses as a percentage of revenue is due to the effective management of such expenses as we grew our operations in 2005.

In December 2005, we recorded a litigation loss of $3.0 million as the result of a judgment in a lawsuit brought against us by a former non-physician independent contractor.

Depreciation and amortization expense decreased by $0.1 million, or 14.1%, to $0.7 million for the year ended December 31, 2005, as compared to $0.8 million in 2004. This decrease is primarily attributable to computer hardware and software purchased in prior years becoming fully depreciated in 2005.

Income from operations decreased $3.2 million, or 83.7%, to $0.6 million, as compared to $3.9 million for the same period of the prior year. Our operating margin decreased to 0.6% for the year ended December 31, 2005 from 4.2% for the year ended December 31, 2004. The decrease in operating margin is directly attributable to the litigation loss recorded in 2005 and the increase in physician expenses as a percentage of revenue.

Prior to 2005, we placed a full valuation allowance on our deferred tax assets to reduce the deferred tax assets to the amount that was believed more likely than not to be realized. During 2005, we reversed a substantial amount of the valuation allowance, primarily related to net operating losses based on historical earnings and expected future income from operations. This resulted in a $4.0 million tax benefit for the year ended December 31, 2005.

Net income was $3.6 million for the years ended December 31, 2005 and 2004. This is principally because of the effect of the reversal of the deferred tax valuation allowance in 2005, offset by the litigation loss recorded in 2005 and the cumulative effect of a change in accounting principle.

Liquidity and Capital Resources

We have historically financed our operations, capital expenditures and acquisitions through a combination of equity capital, cash generated from operations and borrowings. At September 30, 2007, we had outstanding borrowings of $12.5 million and outstanding letters of credit of $3.7 million, leaving us with availability of $13.8 million under our $30.0 million revolving credit agreement. In October 2007, we amended our credit facility to add a $10.0 million term loan which was used entirely to pay down the revolving credit facility.

Nine months ended September 30, 2007 compared to nine months ended September 30, 2006.

Net cash provided by operating activities was $8.1 million for the first nine months of 2007 compared to $7.3 million used in operations for the first nine months of 2006. Operating cash flow from changes in working capital for the nine months ended September 30, 2007 increased by $11.3 million reflecting improved collections on accounts receivable, a prepayment of the annual amount of our third-party malpractice premium at the end of 2006, a decrease in accounts payable and patient refunds and an increase in accrued compensation . During the first nine months of 2006, our accounts receivable increased while we were implementing our new billing system. In addition, there can be a significant lag between the time we add new physicians and the receipt of their enrollment in our group by Medicare and Medicaid intermediaries in various states. We added a significant number of physicians through new hires and acquisitions in late 2005 and early 2006. During the first nine months of 2007, we significantly reduced the time to collect our accounts receivable as our new billing system was fully implemented. Our days sales outstanding, or DSO, declined from 78 at September 30, 2006 to 66 at September 30, 2007. We calculate our DSO using a three-month rolling average of net revenues. Increases in malpractice self insurance, accounts payable and patient refunds and the increase in accrued compensation are all primarily related to the increase in the number of physicians and patient volumes between the periods.

Net cash used in investing activities was $9.6 million for the nine months ended September 30, 2007, compared to net cash provided by investing activities of $1.4 million for the same period in 2006. Substantially all of the cash used in 2007 related to acquisitions of physician practices or earn-out payments on prior acquisitions. The cash provided by investing activities in 2006 related to the maturity of $5.3 million of short-term treasury investments, net of acquisitions of physician practices or earn-out payments on prior acquisitions.

For the nine months ended September 30, 2007, net cash provided by financing activities was $1.7 million, compared to $2.3 million for the nine months ended September 30, 2006. We increased our borrowings under our revolving credit agreement by $2.3 million to finance acquisitions and earn-out payments and made payments of $2.8 million on malpractice premium and equipment financing agreements.

Year ended December 31, 2006 compared to year ended December 31, 2005.

During fiscal 2006, we used $4.8 million in cash to fund our operating activities compared to a positive cash provision of $1.4 million from operating activities in 2005, a decrease of $6.2 million. Operating cash flow from changes in working capital for the year ended December 31, 2006 decreased by $8.4 million compared to an increase of $0.4 million for the year ended December 31, 2005. During 2006, our accounts receivable increased by $10.7 million partially as a result of the implementation of a new billing system and also as a result of the lag between the time we added a significant number of new physicians by acquisitions in late 2005 and early 2006 and the receipt of their enrollment in our group by Medicare and Medicaid intermediaries in various states. Our DSO increased from 62 at December 31, 2005 to 72 at December 31, 2006. In addition, we prepaid our annual malpractice insurance premium of $3.8 million at the end of 2006, of which $3.4 million was financed by a lender and is payable in monthly installments through the end of 2007. These uses of cash were partially offset by a $2.8 million increase in our medical malpractice liability reserve and a $2.1 million increase in accounts payable and accrued compensation, all of which were primarily related to the increase in the number of physicians and patient volumes between the periods. The balance of the change in cash flow used by operating activities was attributable principally to increases in depreciation and amortization expense and an increase in accrued litigation loss and other claims as we settled a professional liability claim in excess of its insurance policy limit during 2006. We recorded the excess loss at the net present value used of $1.3 million of which $0.8 million was paid in cash and the balance payable over six years.

Net cash provided by investing activities was $0.8 million for the year ended December 31, 2006, compared to $18.9 million used in investing activities for the same period in 2005. Cash was provided from investing activities during 2006 by the maturity of $5.3 million of short-term treasury investments, offset by $3.3 million expended in acquisitions of physician practices or earn-out payments on prior acquisitions and $1.2 million on purchases of furniture and equipment, primarily computer hardware and software. During 2005, we expended $14.8 million in acquisitions of physician practices or earn-out payments on prior acquisitions and $1.4 million on purchases of furniture and equipment, primarily computer hardware and software.

For the year ended December 31, 2006, net cash provided by financing activities was $3.2 million, compared to net cash provided by financing activities of $8.8 million for the year ended December 31, 2005. During 2005 we increased our borrowings to finance acquisitions and earn-out payments, our prepaid malpractice premium and purchases of furniture and equipment, consisting primarily of computer hardware and software, and made payments on the equipment financing and malpractice premium financing.

Year ended December 31, 2005 compared to year ended December 31, 2004.

During 2005, we generated $1.4 million in cash from our operating activities compared to $9.4 million provided by operating activities in 2004, a decrease of $8.0 million. Operating cash flow from changes in working capital for the year ended December 31, 2005 increased by $0.4 million compared to an increase of $5.0 million for the year ended December 31, 2004. During 2005, our accounts receivable increased by $6.4 million primarily because of growth in our business and the lag between the time we added a significant number of new physicians by acquisitions and new market starts in late 2005 and the receipt of their enrollment in our group by Medicare and Medicaid intermediaries in various states. Our DSO increased from 56 at December 31, 2004 to 62 at December 31, 2005. Also, we prepaid our annual malpractice insurance premium at the end of 2005 from the proceeds of a financing arrangement. These uses of cash were partially offset by a $2.8 million increase in accounts payable and accrued compensation and a $1.9 million increase in our medical malpractice liability reserve and which were primarily related to the increase in the number of physicians and patient volumes between the periods. The balance of the change in cash flow used by operating activities was principally attributable to an increase in accrued litigation loss and other claims of $3.0 million related to a judgment resulting from an action brought by a former independent contractor.

Net cash used in investing activities was $18.9 million for the year ended December 31, 2005 compared to $0.1 million for the year ended December 31, 2004. During 2005, we expended $14.8 million in acquisitions of physician practices or earn-out payments on prior acquisitions and $1.4 million on purchases of furniture and equipment, primarily computer hardware and software.

For the year ended December 31, 2005, net cash provided by financing activities was $8.8 million, compared to net cash provided by financing activities of $0.3 million for the year ended December 31, 2004. During 2005 we increased our borrowings to finance acquisitions and earn-out payments, our prepaid malpractice premium and furniture and equipment, primarily computer hardware and software, and made payments on the equipment financing and malpractice premium financing.

Credit Facility and Liquidity

In August 2005, we amended and restated in its entirety our $30.0 million asset-based loan agreement with Comerica Bank, or the Comerica Facility, which was further amended in March 2006, January 2007 and October 2007. The October 2007 amendment extended the maturity of the facility, added a $10.0 million term loan to the existing $30 million revolving line and removed a borrowing base requirement and minimum cash deposit requirement.

The revolving line is limited by a certain multiple times the trailing twelve months of earnings before interest, depreciation, and certain non-cash items. Borrowings under the Comerica Facility bear interest at a rate, based on either LIBOR plus 1.5% to 2.0%, or the lender’s prime rate, as selected by us for each advance. We pay an unused commitment fee equal to 0.25% per annum on the difference between the $30.0 million revolving line capacity and the average balance outstanding during the year. Outstanding amounts advanced to us are repayable on or before the revolving maturity date of September 15, 2011.

The Comerica Facility is secured by all of our personal and intellectual property assets, except those held subject to purchase money loans and capital leases. Our outstanding principal balance under the credit facility as of November 30, 2007 was $17.5 million, and as of December 31, 2006 and 2005 was $8.9 million and $7.8 million respectively. The facility includes various customary financial covenants and restrictions, as well as customary remedies for our lenders following an event of default. As of November 30, 2007, we were in compliance with such financial covenants and restrictions.

As of November 30, 2007, we had $17.5 million outstanding under the $40.0 million credit facility and an outstanding letter of credit of $3.7 million, which reduced the amount available under the line of credit, to guarantee a surety bond associated with the legal judgment discussed above. The amount available for borrowing as of November 30, 2007, was $18.8 million.

We anticipate that funds generated from operations, together with our current cash on hand and funds available under our revolving credit agreement will be sufficient to finance our working capital requirements and fund anticipated acquisitions, earn-outs and capital expenditures.

Contractual Obligations and Reserves

The table below summarizes by maturity our significant contractual obligations and reserves, including interest, as of December 31, 2006:

	Due in Years Ending December 31,
	2007	2008	2009	2010	2011	Thereafter	Total
	(dollars in thousands)
Long-term debt and capital leases	$5,330	$9,933	$339	$—	$—	—	$15,602
Operating lease obligations	1,592	976	404	196	83	38	3,289
Unpaid litigation loss(1)	3,328	—	—	—	—	—	3,328
Unpaid medical malpractice settlement(2)	150	100	100	100	100	200	750
Acquisition earn-out payments(3)	2,167	—	—	—	—	—	2,167
Medical malpractice reserves - self-insured retention (4)	529	84	36	17	9	249	924

Sub-total contractual obligations	13,096	11,093	879	313	192	487	26,060
Medical malpractice reserve - claims-made basis (4)	124	718	1,638	1,773	1,129	1,699	7,081

Total contractual obligations and reserves	$13,220	$11,811	$2,517	$2,086	$1,321	$2,186	$33,141

(1)	In 2005, we recorded a litigation loss of $3.0 million as the result of a judgment in a lawsuit brought against us by a former non-physician independent contractor.
(2)	In 2006, we settled a professional liability claim in excess of our insurance policy limit. We paid $0.8 million at the time of the settlement and in October 2007, we restructured our settlement and paid the balance for less than its present value.
(3)	As of September 30, 2007, we paid $2.2 million of additional consideration, that was accrued at December 31, 2006, related to the acquisition of various hospitalist physician practices in 2006. In addition to the initial consideration paid pursuant to certain other asset purchase agreements entered into during 2006 and the nine months ended September 30, 2007, additional future consideration is to be paid based upon the achievement of certain operating results of the acquired practices as of certain measurement dates. These additional payments are not contingent upon the future employment of sellers. The amounts of such payments, if any, cannot be determined until such measurement dates.
(4)	We are self-insured up to certain limits for costs associated with professional liability claims. We establish reserves that we expect to pay for the self-insurance retention. Our malpractice policies are on a claims-made basis, consequently, we establish reserves on an undiscounted basis for estimates of the loss that we will ultimately incur on claims that have been incurred but not reported. These reserves and the timing of payment of such amounts are estimated based upon actuarial loss projections, which are updated semi-annually. So long as we maintain third party malpractice insurance policies, the claims in excess of self-insured retention will be covered by such third party policy up to the policy limits.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to changes in interest rate as a result of our revolving credit agreement. At our option, the interest rate on outstanding borrowings under our revolving credit facility is either LIBOR plus the applicable margin, or the base rate plus the applicable margin as defined in the agreements. The base rate is a daily floating rate based on most recently announced by our lender, as its “prime rate,” whether or not such announced rate is the lowest rate available from our lender. LIBOR is either the 30, 60, 90 or 180 day LIBOR. Historically, we have chosen not to use interest rate derivatives to manage our exposure to changes in interest rates.

We had outstanding borrowings under our credit facility of $17.5 million at November 30, 2007. The impact of a 1.0% increase on short term interest rates would result in an increase in interest expense of approximately $0.2 million annually and a decrease in net income of approximately $0.1 million.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities with shorter maturities may produce less income if interest rates fall. As of November 30, 2007, all of our short-term investments were invested in money market funds with less than 90-day maturities.

INDUST RY BACKGROUND

Healthcare expenditures are expected to increase over the next ten years as the population in the United States ages and demand for acute care services and inpatient care grows. According to the Centers for Medicare and Medicaid Services, total U.S. spending on hospital care was $612 billion in 2005 and is expected to grow at a compound annual growth rate of 7.0% to $1,288 billion in 2016. We believe an increasing need exists to seek cost effective and high-quality medical solutions to help control these rising costs.

Hospitalist Medicine

Hospitalist medicine is an emerging specialty organized around inpatient care, primarily delivered in hospitals. Hospitalists focus on a patient’s care from the time of admission to discharge, working in close consultation with primary care physicians, other referring physicians and medical providers to coordinate the inpatient care delivery system and manage the entire inpatient episode of care. Hospitalists differ from primary care physicians and specialists by treating patients only in a non-office based setting. By focusing exclusively on inpatient care, a hospitalist develops practiced expertise in both the diagnosis and treatment of common conditions that require hospitalization and the optimization of patient care within a hospital. According to a 2002 study in the Journal of the American Medical Association, hospitalist programs have resulted in an average 13.4% reduction in hospital costs and an average 16.6% reduction in the average length of a patient’s hospital stay.

Hospitalists practice in inpatient facilities, including acute care hospitals, long-term acute care facilities, specialty hospitals, psychiatric facilities, rehabilitation hospitals and skilled nursing facilities. Acute care hospitals represent the largest component of inpatient facilities in which hospitalists practice, with currently over 4,900 hospitals in the United States based on a 2005 survey by the AHA. According to the AHA, in 2005 there were approximately 35 million annual admissions to inpatient facilities and the average length of stay was approximately 5.6 days.

Hospitalists receive medical training generally in primary care, with many having experience in internal medicine, family practice or other medical specialties. Hospitalists are also beginning to emerge from physician-extender backgrounds, such as physician’s assistants and nurse practitioners. Hospitalists assume the inpatient primary care responsibilities that are otherwise provided by the primary care physician or attending physician and are reimbursed by third parties using the same visit-based or procedural billing codes. By practicing each day in the same facility, hospitalists perform consistent functions, interact regularly with the same healthcare professionals, and become highly accustomed to specific facility processes, which can result in greater efficiency, less process variability, better patient outcomes and reduced costs. We believe hospitalists are better able to achieve these results because of their exclusive focus on inpatient care without the inherent distraction of balancing both inpatient and outpatient care responsibilities. Likewise, hospitalists generate operating and cost efficiencies by managing the treatment of a large number of patients with similar clinical needs.

According to the SHM, the number of hospitalists has grown from an estimated 800 in the mid-1990s to approximately 20,000 in 2006, making it one of the fastest-growing medical disciplines in the United States. The 2006 Clinical Advisory Board Report indicates that over 40% of all hospitals have formal hospitalist programs and we believe based on our operational experience that a greater number of hospitals have hospitalists practicing within the facility. SHM also estimates that the number of hospitalists will reach approximately 30,000 by 2010.

We believe the following five significant changes in the healthcare delivery system primarily drive the growing demand for hospitalists:

•

The primary care physician’s role in hospital care is decreasing due to the increasingly specialized nature of hospital care, the demands of treating higher acuity patients in the outpatient setting and the desire to reduce on-call obligations;

•

Hospitals have a greater need for consistent on-site physician availability, due to the need to admit patients from the emergency room, the increasing severity of illness required to justify hospital admissions and external pressures to decrease the length of inpatient stays;

•	Specialists have an increased desire to limit their practice to their medical specialty;

•	National residency accreditation organizations have established limitations on the number of hours resident physicians in training may practice; and

•	Health plans seek alternative mechanisms to appropriately control the substantial increase in inpatient expenditures.

BUSI NESS

Company Overview

We are a leading provider of hospitalist services in the United States. Hospitalist medicine is organized around inpatient care, primarily delivered in hospitals, and is focused on providing, coordinating and managing the care of hospitalized patients. We believe we are the largest dedicated hospitalist company in the United States based on revenues, patient encounters and number of affiliated hospitalists. Our over 550 affiliated hospitalists, including physicians, nurse practitioners and physician assistants, provide hospitalist solutions at over 300 hospitals and other inpatient facilities in sixteen states. We have had more than five million patient encounters since the beginning of 2004. Our early entry into the emerging hospitalist industry has permitted us to establish a reputation and leadership position that we believe has become closely identified with hospitalist medicine.

Our Company assists hospitals and payors in improving their quality of care, increasing operating efficiencies and reducing costs. Our Company, through our affiliated hospitalists, provides, manages and coordinates the care of hospitalized patients and serves as the inpatient partner of primary care physicians and specialists allowing them to focus their time and resources on their office-based practices or their specialties. We also provide our affiliated hospitalists with the infrastructure, information management systems, specialized training programs and administrative support necessary to perform these services. We believe we are an attractive employer to hospitalists, whether practicing as individuals or in groups, because our administrative services help reduce the burden associated with managing a physician practice. Likewise, hospitalists choose to affiliate with us because of our leadership position, financial resources, technology-based infrastructure, commitment to training and development, and our performance-based compensation. We provide a comprehensive solution of clinical and management experience, proprietary technology, and high-quality service to healthcare constituents, which we believe provides us with a sustained competitive advantage to capitalize on the rapid growth in demand for hospitalists.

Our Company and Our Solution

We provide high-quality professional medical care for patients while reducing the cost of care for inpatient facilities and payors. Either through our wholly-owned subsidiaries or our affiliated professional organizations, we employ or affiliate with over 551 hospitalists, including physicians, nurse practitioners and physician assistants, who are organized into traditional medical group practices to provide hospitalist services. To enhance the efficiency of these operations, we offer our affiliated hospitalists specialized training programs, information management systems and the administrative support necessary to effectively manage these nationally integrated practice group organizations. We have entered into long-term management contracts with our affiliated professional organizations in those states where business entities, as opposed to physicians, are prohibited from practicing medicine and include these entities in our consolidated financial statements.

We generate approximately 95% of our revenues through our affiliated hospitalists’ patient encounters at inpatient facilities. Patients are referred to our affiliated hospitalists through their community medical providers, emergency departments, payors and hospitals, in the same manner as many other medical professionals receive referrals. Third party payors and patients pay for our services in the same manner as they would pay the primary care physicians and other medical professionals who otherwise would be furnishing this direct patient care. The remainder of our revenues are substantially comprised of contracts with the hospitals and other inpatient facilities to provide hospitalist services.

Each major constituent of the healthcare delivery system, including patients, primary care physicians, specialists, acute care hospitals, alternative sites of inpatient care, and health plans, can benefit from better coordinated inpatient care. We are positioned to assist each of these constituents in finding solutions to many of the challenges associated with patient care at inpatient facilities.

Patients

Patients frequently experience medical conditions at unpredictable times and may require admission to a hospital when their primary care physician is unavailable or patients may not have a primary care physician. The quality or the perception of the care received by the patient may suffer as a result of the limited availability of dedicated physicians in the inpatient setting to answer patient questions and provide continuity throughout the inpatient experience. Uncoordinated communication between healthcare providers, patients and family members often negatively affects the inpatient experience and may also impact patient outcomes.

In addition to providing medical services, our affiliated hospitalists are trained to serve as team leaders in coordinating inpatient care and providing a consistent, single point of contact for patients, family members and medical professionals. Our affiliated hospitalists facilitate the communication of patient information in the inpatient setting and, after the patient is discharged, often assist with the transition to outpatient or other post-hospital care by communicating with the outpatient physician provider. In the event a patient does not have a primary care physician, our hospitalists refer the patient to physicians or clinics in the area. Our post-discharge surveys show that over 98% of our patients are satisfied with our affiliated hospitalists and would recommend them to friends or family who require hospitalization.

Primary Care Physicians

Primary care physicians are typically focused on treating patients in an office-based setting, not an inpatient facility. The time spent making hospital rounds may reduce the time available for primary care physicians to treat patients in their offices, which can result in lower earnings for the physician. In addition, an inpatient’s medical needs may be unpredictable and require the primary care physician to provide off-hour attention and unscheduled care. Even within the confines of the provision of office-based services, the burden on primary care physicians is increasing because of the continuing reduction in the average length of inpatient stays and the corresponding increase in the acuity of patients treated in an outpatient setting.

We train and support our affiliated hospitalists to manage the care of hospitalized patients, enabling them to assume the inpatient care responsibilities that were previously provided by the primary care physician. As a result of our services, primary care physicians have the opportunity to spend more time treating office-based patients, which may increase their earnings. Our hospitalist programs result in reduced on-call time for primary care physicians and relieve practice demands during evenings and weekends. Our affiliated hospitalists also coordinate the discharge and transition of inpatients to outpatient care by communicating with patients’ primary care physicians after discharge from an inpatient facility. We believe that this communication also enhances patients’ continuity of care.

Specialists

Specialist physicians are trained to focus on specific procedures or medical conditions. As a result, specialists often desire to limit their practice to their medical specialty. Hospitalized patients, however, frequently experience multiple medical issues that require consideration and coordination among several specialists and other care providers. For example, an orthopedic surgeon treating an elderly patient must consider the patient’s other medical conditions, such as diabetes or hypertension, which can be treated by our affiliated hospitalists or other health care providers.

Our affiliated hospitalists focus on the needs of hospitalized patients, thereby relieving specialists of primary responsibility for certain unrelated clinical issues in the inpatient setting and providing these specialists with an opportunity to focus on their specialty. We believe that this enhances the productivity of specialists. Our affiliated hospitalists also serve as a liaison between specialists and patients, primary care physicians, other care providers, and family members.

Acute Care Hospitals

Acute care hospitals must provide consistent and reliable care despite potentially having hundreds of admitting physicians who each have their own methods of care, preferences for medications and differing utilization and review processes. The resulting process variability can lead to an increased number of clinical errors, higher medical costs and deficiencies in medical record documentation which can lead to reimbursement and regulatory issues. Acute care hospitals may experience difficulty finding available physicians as a result of the reluctance of some medical staff members to assume the care of unassigned patients. This is further complicated by the statutory and organizational limitations on intern and resident duty hours. Acute care hospitals also face the challenge of providing medical care to indigent patients. Acute care hospitals may experience emergency department overcrowding caused by an often large number of unassigned patients seeking admission to the hospital through the emergency department.

Our hospitalist programs are structured to provide acute care hospitals with a consistent on-site physician presence that typically results in fewer admitting physicians overseeing patients in the hospital, thereby reducing process variability and enhancing the ability to implement standardized practices. Our affiliated hospitalists’ consistent presence in the facilities leads to more efficient processes within the acute care hospitals, which can improve clinical outcomes, decrease average length of inpatient stay and lower costs per day. By concentrating the care of more patients with relatively fewer physicians, hospitals can more easily implement new initiatives and enhance compliance with protocols. Our hospitalist training programs lead to improved medical record documentation, which can improve hospital reimbursement and result in better regulatory compliance. Overall, through our hospitalist programs, we provide acute care hospitals with increased patient coverage, rapid response times, efficient management of care for insured and indigent patients and increased emergency department throughput.

Alternative Sites of Inpatient Care

Alternative sites of inpatient care, such as long-term acute care facilities, specialty hospitals, psychiatric facilities, rehabilitation hospitals and skilled nursing facilities, face many of the same challenges as acute care hospitals. Alternative sites of inpatient care may face additional challenges related to the narrow breadth of physician coverage that is typically available at such sites.

Our affiliated hospitalists provide alternative sites of inpatient care with consistent on-site physician availability and experience, which benefits the alternative site of inpatient care facility by providing a single point of contact and enhancing regular communication with other healthcare constituents outside the site of care. By coordinating inpatient care at such facilities, our affiliated hospitalists manage the appropriate utilization of patient care to the benefit of both the facility and the patient.

Health Plans

Health plans face significant increases in costs caused by inconsistent healthcare practices, redundant diagnostic tests, inefficient discharge coordination between hospitals and outpatient physician providers and process variability. In addition, health plans can incur additional costs when their members are admitted to hospitals by physicians who are not credentialed by their plan.

Health plans contract with our credentialed affiliated hospitalists to provide in-network coverage for hospitalized members. Our affiliated hospitalists provide consistent healthcare practices, coordinate ordering of diagnostic tests with outpatient physicians providers and reduce process variability, resulting in reduced medical costs for health plans while promoting quality of care.

Competitive Strengths

We believe the following competitive strengths position us to capitalize on the rapid growth in demand for hospitalists within the healthcare industry.

Leading, Established Provider of Hospitalist Services. We believe we are the largest dedicated hospitalist company in the United States based on revenues, patient encounters and number of affiliated hospitalists. Our early entry into the emerging hospitalist industry has permitted us to establish a reputation and leadership position that we believe has become closely identified with hospitalist medicine. Since the beginning of 2004, we have had more than five million patient encounters in over 300 hospitals and medical facilities across sixteen states. We believe that our scale, financial resources and established infrastructure provide operating efficiencies and allow us to consistently implement the best practices in a manner that our competitors may not be able to provide.

Significant Investment in a Technology-Based Management System. We have developed a fully-integrated, proprietary technology-based management system called IPC-Link® that enables us to manage our business. IPC-Link® supports the clinical, administrative and communication needs of our affiliated hospitalists. Our system is designed to accommodate significant future growth in our business, and we believe this sophisticated system differentiates us from other hospitalist companies. Through IPC-Link®, we are able to provide our affiliated hospitalists with a web-based Virtual Office portal, which enables us to:

•	Transmit vital clinical information from hospitalists to referring physicians;

•	Capture near real-time information to manage our operations and monitor our financial and clinical performance;

•	Provide electronic charge capture and billing information;

•	Immediately integrate new hospitalists and newly-acquired hospitalist practice groups onto one information management system; and

•	Link our affiliated hospitalists, allowing for best practices and procedures to be delivered and implemented nationally.

Comprehensive Repository of Outcomes Data. Through our use of IPC-Link® to aggregate data from our patient encounters, we have established an extensive database of hospitalist patient information. Our database allows us to track metrics such as length of stay, patient volumes and hospitalist productivity, referral sources and trends, re-admission rates, hospitalist billings, clinical quality indicators, patient satisfaction and patient post-discharge survey results. We use these metrics to monitor productivity and quality of care of our affiliated hospitalists. Additionally, our database provides our affiliated hospitalists with insights into common patient problems that enable our affiliated hospitalists to improve outcomes. Focused outcomes studies using aggregated patient data from our database have been published in several peer reviewed journals and trade publications which enhances our reputation and strengthens our ability to recruit hospitalists.

Leader in Transition Management Services. We use IPC-Link® to create customized surveys for patients after discharge to home from an inpatient facility. Our system provides our call center, which is staffed by patient representatives and nurses, with patient information and follow-up instructions to assist in monitoring and documenting the patient’s discharge and transition to outpatient care. In general, approximately 16% of our patients experience issues that require additional attention within three days of being discharged to home from an inpatient facility. Our call center staff contacts the discharged patient, usually within 48 hours of discharge to home, to discuss the patient’s ability to understand post-discharge instructions, obtain prescribed medications, schedule an appointment with a primary care physician, and fulfill other health-related post-discharge needs. We believe our system enables us to identify a patient’s medical issues on a near real-time basis, coordinate care with the appropriate care provider, improve outcomes, lower the re-admission rate into inpatient facilities, and decrease our medical malpractice risk. Additionally, we believe our leadership position in transition management services is attractive to inpatient facilities seeking hospitalist services.

Strong and Diverse Referral Relationships. We provide hospitalist solutions at over 300 hospitals and medical facilities in sixteen states. We believe that through the provision of high-quality care, our affiliated hospitalists have established and continue to develop strong relationships with primary care physicians, specialists and other medical personnel at the inpatient facilities in which they operate, and that these relationships generate consistent patient referrals. We have successfully expanded our referral sources from approximately 13,000 physicians in 2004 to 21,000 in 2006.

Leader in Recruiting, Training and Retaining High-Quality Hospitalists. We are able to recruit and retain high-quality hospitalists due to our industry leading reputation, training and development programs, and attractive compensation programs. From the beginning of 2004 to November 30, 2007, we have grown the number of our affiliated hospitalists from 268 to 551. We have developed a comprehensive training program comprised of new-hire training, which all of our affiliated hospitalists complete prior to treating patients, and continuing education for all of our affiliated hospitalists. We also provide our affiliated hospitalists with performance-based compensation packages, which we believe enhances our ability to retain our current affiliated hospitalists and attract new hospitalists. We believe that successfully recruiting and retaining high-quality hospitalists improves job satisfaction while reducing our operating costs.

Strong Management Team with Extensive Industry Experience. We are led by an experienced senior management team with an average of over 20 years of experience in the hospitalist and related healthcare industries. Our senior management team has been working together at IPC for more than five years. Our Chief Executive Officer, Adam D. Singer, M.D., founded IPC in 1995 and was a pioneer in the creation of the hospitalist industry. Furthermore, Dr. Singer continues to be an industry leader today by creating greater awareness of the advantages of hospitalist medicine. In addition, our senior management team has experience in developing and executing organic and acquisition-based growth strategies, having increased our net revenues from $39 million in 2001 to $148 million in 2006.

Growth Strategy

We plan to grow our business by (1) increasing our market share in facilities where our affiliated hospitalists already provide care, (2) entering new facilities in existing markets, and (3) expanding into new markets. We intend to achieve this growth by pursuing one or more of the following strategies in each area:

Improve Hospitalist Productivity. We intend to improve hospitalist efficiency and productivity by leveraging our technology-based infrastructure, extensive hospitalist training programs and diverse referral relationships. We provide our affiliated hospitalists with administrative and professional services to support their practice of medicine and improve their operating efficiencies. We intend to continue to improve the productivity of our affiliated hospitalists by enabling them to focus on efficiently providing high-quality care to a greater number of patients. From the beginning of 2004 through 2006, we increased the average number of patient encounters per hospitalist per day by approximately 7%. We also believe our performance-based compensation plan will continue to motivate our affiliated hospitalists in an appropriate manner.

Recruiting Additional Hospitalists. A significant component of our growth has been, and will continue to be, the recruitment of new high-quality hospitalists. We intend to recruit and train additional hospitalists who will obtain admitting privileges and begin practicing at one of our existing facilities or a new facility in a given market. We believe our reputation for delivering high-quality hospitalist service creates opportunities for our affiliated hospitalists to establish new practices. We also believe that the breadth of our affiliated hospitalists’ referral relationships in existing markets is attractive to new hospitalists because it allows them to join existing practices and quickly build their patient volume.

Establishing Contracts with Both New and Existing Facilities. Entering into a contract with hospitals or other facilities where we have existing practices provides us with steady access to the unassigned patients and strengthens our relationships with both the facilities and their medical staffs. Obtaining a contract with a new inpatient facility for the delivery of hospitalist services often serves as our initial entry into the facility and enables us to establish a diversified hospitalist practice at that facility.

Acquisitions. We have substantial experience in identifying, acquiring and integrating other hospitalist practice groups into IPC. We have completed a number of acquisitions of hospitalist practice groups and successfully integrated them into IPC and onto IPC-Link®. These acquisitions have enabled us to both establish a presence in new markets and to strengthen our position in existing markets. Many markets are still highly fragmented, providing us with additional opportunities to identify and capitalize on complementary acquisitions in the future. From the beginning of 2004 to date, we have acquired nineteen practice groups.

Our Services

We provide our affiliated hospitalists with administrative and professional services to support their practice of medicine, reduce their administrative burden and improve their operating efficiencies.

Information Management System. We provide our affiliated hospitalists with access to IPC-Link® through our web-based Virtual Office portal to support their clinical, administrative and communications needs. IPC-Link® is distinctive in its ability to capture the results of each doctor-patient encounter and organize these results into a searchable database. IPC-Link® enables our affiliated hospitalists to view and record important patient data, and allows hospitalists in a practice group to share patient information as needed. Additionally, the technology enables our affiliated hospitalists to communicate directly and securely to our clinical call center, risk management, and compliance departments. IPC-Link® operates via a secure, HIPAA-compliant web interface, which allows us to assume responsibility for billing, collection and reimbursement for services rendered by our affiliated hospitalists.

Transition Management. We use IPC-Link® to create customized surveys for patients who are discharged to home from an inpatient facility. To assist in monitoring and documenting the patient’s discharge or transition to outpatient care, IPC-Link® provides our call center with patient information and follow-up instructions. Our dedicated call center staff of patient representatives and nurses contacts the discharged patient, usually within 48 hours of discharge to home, to discuss the patient’s ability to understand post-discharge instructions, obtain prescribed medication, schedule an appointment with a primary care physician, and fulfill other health-related post-discharge needs. Our system enables us to identify a patient's post-discharge medical issues on a near real-time basis, coordinate care with the appropriate care provider, improve outcomes, lower the re-admission rate into inpatient facilities, and decrease our medical malpractice risk.

Regional Management. Each of our operating regions is led by an experienced executive director and team of marketing and administrative staff that is responsible for the overall non-clinical management of our affiliated practice groups within a region, as well as coordinating hospitalist recruitment, monitoring financial performance and contracting with facilities and payors. Our regional executive directors and their staffs provide our affiliated hospitalists with direct, day-to-day access to an experienced management team that is familiar with the opportunities and challenges faced by hospitalists in a particular region.

Recruiting. As a national company, we have greater resources to commit to recruiting hospitalists than small practice groups do. We have a dedicated staff of recruiting professionals who are regionally assigned to source, screen and provide candidates to each of our local markets. Our recruiting strategy includes advertising in national physician publications and websites, exhibiting at professional association meetings, establishing a regular presence at select residency programs and leveraging our existing hospitalist relationships.

Training. We have developed extensive training programs and tools for our newly hired hospitalists and our tenured affiliated hospitalists. Our newly hired hospitalists are required to enroll in our comprehensive new-hire training program prior to treating patients. The new-hire training program emphasizes the role of the hospitalist in leading the clinical care team and provides training on billing and medical record documentation, compliance, risk management and other related topics regarding hospitalist practices. Newly hired hospitalists also participate in our hospitalist mentoring program, through which we partner them with experienced local hospitalists. We provide continuing medical education programs for our existing affiliated hospitalists that are designed to enhance the skills of our affiliated hospitalists in key areas, including clinical, risk management and compliance. We sponsor local and national retreats for our affiliated hospitalists to foster better communication and learning and enhance their professional practices. Additionally, we use the automated reporting capabilities of IPC-Link® to allow our affiliated hospitalists to compare and benchmark performance metrics. This information provides positive feedback to our affiliated hospitalists when strong performance is achieved and helps to identify specific areas for improvement.

Financial Reporting. Each month we provide our practice groups with a detailed financial statement that enables each of our affiliated hospitalists to see the financial performance of their respective practices. Our incentive compensation plan is based on these financial statements and provides transparency regarding bonus compensation to our affiliated hospitalists.

Billing and Collections. We assume responsibility for all billing, reimbursement and collection processes relating to hospitalist services provided by our affiliated hospitalists and practice groups. To address the increasingly complex and time-consuming process for obtaining reimbursement for medical services, we have invested in both the technical and human resources necessary to create an efficient billing and reimbursement process. We provide extensive training to our affiliated hospitalists that emphasizes detailed documentation and proper coding protocol for services provided and procedures performed.

Risk Management. We provide risk management and quality management programs to our affiliated hospitalists. We take a proactive role in promoting early reporting, evaluation and resolution of incidents that may evolve into medical claims. Our risk management program includes hospitalist education and a sophisticated claims management program. The collection and analysis of claims data enables us to identify loss patterns and trends to better target risk management intervention and proactively address potential liability. Risk management education is included in our core orientation program for newly hired hospitalists, and advanced risk management topics are offered to our tenured affiliated hospitalists.

Compliance. Compliance programs are an important part of our business that permit us and our affiliated hospitalists to respond to new regulations and legislation as they arise. We have invested significant resources in developing and enhancing our compliance program, including proprietary compliance issue tracking databases, routine checks of the OIG list of Excluded Persons or Entities, automated monitoring of key claims management processes and facility contract analysis and monitoring. We also provide comprehensive monitoring and internal auditing processes by both internal staff and third-party coding specialists. Compliance education is an important component of our new-hire training program for our entire staff.

Our Operating Structure

We are a national hospitalist group practice consisting of over 120 local practice groups operating in eleven different regions. The practice groups within each region generally consist of all of our affiliated hospitalists that practice at a specific inpatient facility. These practice groups are supported by both dedicated local professional management teams and clinical leadership.

Operational Management Teams. Our eleven regions are each organized around a regional executive director and a small staff of marketing, practice management and administrative personnel. These management teams are responsible for strategic planning, coordinating with our national staff to recruit hospitalists, managing hospital and payor relationships and contracts, monitoring financial performance, marketing to new referral sources, credentialing with hospitals and payors, identifying new facilities in markets where we may expand our presence and managing the day-to-day non-clinical practice activities.

Clinical Leadership. Each practice group has a practice group leader who is involved in the management of the practice group, including staffing and scheduling, monitoring quality of care and financial performance, and new business initiatives. Each practice group leader is a practicing hospitalist and is part of a regional council that advises the region’s executive director, contributes to clinical leadership for the region, and engages in the planning process for the region. Each regional council appoints a representative to serve on our national advisory board, which advises our chief medical officer. We also support the regional and local clinical leadership structure with our corporate Medical Affairs department, which monitors company-wide clinical performance and benchmarks, develops programs and coordinates our clinical research activities.

Development and Acquisition Program

We have a dedicated development and acquisition team whose role is to execute our growth strategy by identifying and capitalizing on complementary facility contract and acquisition opportunities in new markets. In existing markets, our development and acquisition team assists the executive director for the region with growth opportunities by identifying and capitalizing on acquisitions of other local practice groups or contracting with new facilities within the region or obtaining contracts with facilities where our affiliated hospitalists are already practicing. In new markets, our development and acquisition team identifies acquisition and contract opportunities and coordinates the due diligence, negotiation and execution of these acquisitions and hospital contracts.

Technology-Based Management System

IPC-Link® is a fully-integrated technology-based management system that supports the clinical, administrative and communication needs of our affiliated hospitalists. Our system contains proprietary software, sophisticated databases and rules engines, automated billing interfaces and extensive web-based reporting tools. We began developing the system internally more than ten years ago and have designed this system to accommodate the significant future growth expected in our business.

Our affiliated hospitalists access IPC-Link® though our web-based Virtual Office portal, which can be accessed through a web browser running on any internet connected computer. This portal into the system provides our dispersed workforce with extensive resources and information content and serves as a centralized contact point for our affiliated hospitalists. The Virtual Office provides regional and company-wide news, clinical reference materials, an on-line library, practice schedules, access to clinical and business reports related to the practice groups, web-based continuing medical education, patient feedback, access to employee benefits plan information and a secure e-mail system with all of our employees. Our affiliated hospitalists must utilize this portal to access their clinical information and bill for their services.

Our affiliated hospitalists use IPC-Link® to record each patient encounter and are personally responsible for entering data into the system to reduce chances for error or misinterpretation by a nurse or assistant. Our system audits the billing information entered by our affiliated hospitalists for completeness and accuracy and creates an electronic billing file for automated submission to payors. IPC-Link® is distinctive in its ability to capture the results of each clinician-patient encounter and organize these results into a searchable database.

IPC-Link® technology enables our affiliated hospitalists to communicate directly and securely with referring physicians and other healthcare constituents in addition to our clinical call center, risk management and compliance departments. For example, based on information entered directly by the hospitalist, our system produces concise admission, progress and discharge notes and faxes this information to referring physicians and other healthcare constituents. Our faxed discharge notes contain key patient information for use following discharge such as diagnoses, medical tests and studies performed, consultants used, medications prescribed, home care ordered and follow-up care recommendations. IPC-Link® also alerts our call center when a patient has been discharged from the hospital to home and generates a tailored post-discharge survey that we administer to that patient by phone. IPC-Link® compiles call center findings and interventions and faxes a summary to the patient’s outpatient physician.

We also use IPC-Link® to monitor our financial and clinical performance. We create customized, web-based reports based on near real-time data to track important operating metrics, including length of stay, patient volumes and physician productivity, referral sources and trends, readmission rates, physician billings, clinical quality indicators, patient satisfaction and patient post-discharge survey results.

In addition to our intellectual property rights related to IPC-Link®, we also own certain copyrights, trademarks and trade secrets.

Contracts with Inpatient Facilities

Our affiliated hospitalists, in general, provide services in any inpatient facility where they have credentials, called privileges, regardless of whether we have entered into a contract with the inpatient facility. When we contract with hospitals and other inpatient facilities, we typically provide various professional services, including supporting the emergency department, assisting in bed allocation, planning patient discharge, coordinating with ancillary departments, cooperating with facility management, developing facility policies and procedures, training facility personnel and developing call schedules. We believe our facility contracts benefit the inpatient facility by establishing a stable and consistent provider of hospitalist services to that facility, while we benefit by having our affiliated hospitalists obtain unassigned patients through the emergency department, expand the base of the referral relationships within the facility and strengthen the contractual revenue base. In these contracted facilities, billings to third-party payors for direct patient care constitute the most significant source of our revenue.

The term of these contracts varies between facilities, but they can typically be terminated with cause for various reasons and usually contain provisions allowing for termination without cause by either party upon 90 days notice. Agreements with the inpatient facilities typically contain confidentiality provisions and requirements that the facilities maintain their own insurance.

Contracts with Health Plans

Our regional management teams negotiate health plan contracts on behalf of our affiliated hospitalists in their local markets. These agreements vary from plan to plan and payment is typically a negotiated fee per service. Our regional management teams assist our affiliated hospitalists with any required credentialing with these plans and provide ongoing contract management and maintain the relationships with the health plans. We believe that these health plan contracts can enhance our practices by capturing additional patient volumes as well as promoting prompt payment for services.

Affiliated Hospitalists and Practice Groups

Our practice groups and affiliated hospitalists are responsible for the provision of medical care to patients. Our affiliated hospitalists are employees of either our wholly-owned subsidiaries or affiliated professional organizations. Our affiliated professional organizations are separate legal entities, comprised of corporations, limited liability companies and limited partnerships, organized under state laws and each are currently owned by a physician who is our Chief Medical Officer. We provide all of the non-medical, administrative and management services necessary for the operations of each of our affiliated professional organizations under comprehensive long-term management agreements. Under the terms of these agreements, we are paid for the provision of these non-medical management services based upon either the financial performance of the applicable practice group or a fixed fee. Each agreement is for a term of 20 years with 10 year automatic renewal periods but we may terminate these agreements at any time, with or without cause, with 30 days prior written notice to the affiliated professional organization. Agreements with our affiliated professional organizations contain a confidentiality provision and a power of attorney appointing our company as its attorney-in-fact. See “Regulatory Matters—Fee Splitting and Corporate Practice of Medicine.”

Each affiliated professional organization is organized or qualified to do business in a state where only a physician-owned professional entity may provide medical services, and each affiliated professional organization is owned by our Chief Medical Officer, who is a physician. To ensure our continued affiliation with and management of the affiliated professional organizations, we have entered into a succession agreement with each affiliated professional organization and physician owner that prohibits the sale or transfer of the ownership interests of the affiliated professional organization to non-physicians and provides for the repurchase of such ownership interests by the affiliated professional organization upon the occurrence of certain events.

Our affiliated hospitalists are employed under contracts which typically have one-year employment terms with automatic extensions. The contracts can be terminated with cause for various reasons, and generally contain provisions allowing for termination without cause by either party upon 30 to 60 days notice. Agreements with our affiliated hospitalists generally contain a confidentiality provision and a non-compete and/or non-solicitation provision. The scope and enforceability of these provisions varies from state to state.

Our affiliated hospitalists generally are paid a competitive fixed base salary, and most are eligible to participate in our Physician Incentive Plan, which provides varying bonuses based upon productivity and practice group profitability. We typically provide professional liability and workers compensation coverage, along with vacation, sick leave, continuing medical education, health, disability and 401(k) benefits.

Competition

The healthcare industry is highly competitive, and the market for hospitalists within this industry is highly fragmented. We believe we are the largest dedicated hospitalist company in the United States based on revenues, patient encounters and number of affiliated hospitalists. In each of our local markets and throughout the United States, there are hospitalist groups of varying sizes, as well as privately-owned hospitalist companies, with which our practice groups compete.

Companies in other segments of the healthcare industry, such as emergency department service companies, also provide hospitalist services. Competitors of this nature on a national basis include companies such as Team Health and EmCare, each of which may have greater financial and other resources available to them, including greater access to physicians and greater access to potential customers.

In addition, because of the fragmented nature of the hospitalist market and the ability of physicians to provide services in any hospital where they have certain credentials, competition for growth in existing and expanding markets is not limited to our large competitors with substantial financial resources available to them. We also compete against local physician groups for qualified physicians, and sometimes with hospitals themselves to provide hospitalist services.

We are also dependent on our affiliated hospitalists to provide services and generate revenue. Competition for qualified physicians to act as hospitalists is intense. We compete with many types of healthcare providers, including teaching, research and government institutions, hospitals and other practice groups, for the services of such physicians.

Geographic Coverage

We currently provide services in the following sixteen states: Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Illinois, Michigan, Missouri, Nevada, North Carolina, Oklahoma, Tennessee, Texas, and Wyoming. During 2006, over 65% of our net revenue was generated by operations in Arizona, Michigan, Missouri and Texas. In particular, Texas accounted for approximately 25% of our net revenue for 2006. Our growth strategy contemplates that we will continue to grow our business, in part, by expanding into new markets outside of the sixteen states in which we currently operate.

Professional Liability and Other Insurance Coverage

Our business has an inherent risk of claims of medical malpractice against our affiliated physicians and us. We contract and pay premiums for third-party professional liability insurance that indemnifies us and our affiliated hospitalists on a claims-made basis for losses incurred related to medical malpractice litigation. Professional liability coverage is required in order for our affiliated hospitalists to maintain hospital privileges. We self-insure our liabilities to pay deductibles under our professional liability insurance coverage. We record in our consolidated financial statements estimates for our liabilities for self-insured deductibles and claims incurred but not reported based on actuarial loss projections using historical loss patterns. Liabilities for claims incurred but not reported are not discounted. Because many factors can affect historical and future loss patterns, the determination of an appropriate reserve involves complex, subjective judgment, and actual results may vary significantly from estimates. If the deductibles and other amounts that we are actually required to pay materially exceed the estimates that have been reserved, our financial condition and results of operations could be materially adversely affected.

We believe that our insurance coverage is appropriate based upon our claims experience and the nature and risks of our business. In addition to the known incidents that have resulted in the assertion of claims, we cannot be certain that our insurance coverage will be adequate to cover liabilities arising out of claims asserted against us, our affiliated professional organizations or our affiliated hospitalists in the future where the outcomes of such claims are unfavorable. During the third quarter of 2006, we settled a professional liability claim in excess of its insurance policy limit. We recorded our portion of the settlement at the net present value of $1.3 million, of which we paid $0.8 million during 2006 and the balance was paid in October 2007. We believe that the ultimate resolution of all pending claims, including liabilities in excess of our insurance coverage, will not have a material adverse effect on our financial position, results of operations or cash flows; however, there can be no assurance that future claims will not have such a material adverse effect on our business.

Our current professional liability insurance policy typically must be renewed on an annual basis. There can be no assurance that we will obtain substantially similar coverage upon expiration at acceptable costs and on favorable terms. Based upon current conditions in the insurance markets, we do not expect that our professional liability insurance premiums will increase significantly over prior periods.

We also maintain general liability, casualty, worker’s compensation, and other third-party insurance coverage subject to deductibles and other restrictions in accordance with industry standards. We believe that our insurance coverage is appropriate based upon our claims experience and the nature and risks of our business. However, we cannot assure that any pending or future claim will not be successful or if successful will not exceed the limits of available insurance coverage.

Employees

The following is an approximate break-down of the affiliated hospitalists and non-clinical staff employed by our wholly-owned subsidiaries or our affiliated professional organizations by job classification as of November 30, 2007:

Job Description	Full-Time	Part-Time	Total
Physicians	468	39	507
Non-Physician Providers	35	9	44
Non-Clinical Employees	279	26	305

Totals	782	74	856

In addition to the full-time and part-time employees included above, we have employment contracts with over 245 other physicians and non-physician providers, who provide episodic care on weekends or evenings, as needed. All of our employees are located in the United States. None of our employees are covered by collective bargaining agreements. We have had no labor-related work stoppages, and we believe we have positive relations with our employees.

Facilities

As of November 30, 2007, we leased approximately 33,500 square feet of office space in North Hollywood, California for our corporate headquarters. The lease will expire on June 30, 2011. In addition, we lease a number of administrative offices in connection with our regional offices in particular markets. We believe our present facilities are adequate to meet our current and projected needs. We do not view any of these leases or locations for administrative offices as material to our business. We expect to be able to renew each of our leases or lease comparable facilities on terms commercially acceptable to us.

Legal Proceedings

In the ordinary course of our business, we become involved in pending and threatened legal actions and proceedings, most of which involve claims of medical malpractice related to medical services provided by our affiliated hospitalists. We may also become subject to other lawsuits which could involve significant claims and/or significant defense costs.

In 1999, a lawsuit was filed by a former independent contractor (plaintiff) against us, our chief executive officer and an affiliated company owned partially by our chief executive officer. The lawsuit claimed breach of an oral agreement to market and sell a computer program. This action was tried in The Superior Court of the State of California, County of Los Angeles. As a result of the Superior Court's finding of damages in favor of the plaintiff, we recorded $3.0 million as a litigation loss in our 2005 consolidated statement of income and a corresponding liability in our consolidated balance sheet. We filed an appeal with the California Court of Appeals which subsequently upheld the judgment in favor of the plaintiff in August 2007. We filed an appeal with the State of California Supreme Court in October 2007. In December 2007, the State of California Supreme Court denied our petition for appeal.

In November 2007, we received a notice from the Internal Revenue Service, or IRS, indicating that the IRS would be auditing our tax returns for the 2005 fiscal year. We are in the process of producing documents and other information to the IRS, but have not yet begun discussions with the IRS with respect to any issues that may arise from this audit.

We believe, based upon our review of pending actions and proceedings, that the outcome of such legal actions and proceedings will not have a material adverse effect on our business. The outcome of such actions and proceedings, however, cannot be predicted with certainty and an unfavorable resolution of one or more of them could have a material adverse effect on our business in a future period.

REGULATO RY MATTERS

Significant Federal and State Healthcare Laws Governing Our Business

As a healthcare company, our operations and relationships with healthcare providers such as hospitals, other healthcare facilities, and healthcare professionals are subject to extensive and increasing regulation by numerous federal, state, and local government entities. These laws and regulations often are interpreted broadly and enforced aggressively by multiple government agencies, including the U.S. Department of Health and Human Services Office of the Inspector General, or the OIG, the U.S. Department of Justice, and various state authorities. We have included brief descriptions of some, but not all, of the laws and regulations that affect our business.

Imposition of sanctions associated with a violation of any of these healthcare laws and regulations could have a material adverse effect on our business, financial condition and results of operations. We cannot guarantee that our arrangements or business practices will not be subject to government scrutiny or be found to violate certain healthcare laws. Government investigations and prosecutions, even if we ultimately are found to be without fault, can be costly and disruptive to our business. Moreover, changes in healthcare legislation or government regulation may restrict our existing operations, limit the expansion of our business or impose additional compliance requirements and costs, any of which could have a material adverse affect on our business, financial condition and results of operations.

False Claims Acts

The federal civil False Claims Act imposes civil liability on individuals or entities that submit false or fraudulent claims for payment to the federal government. The False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly or recklessly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim for payment approved. Private parties may initiate qui tam whistleblower lawsuits against any person or entity under the False Claims Act in the name of the government and may share in the proceeds of a successful suit.

The federal government has used the False Claims Act to prosecute a wide variety of alleged false claims and fraud allegedly perpetrated against Medicare and state healthcare programs. By way of illustration, these prosecutions may be based upon alleged coding errors, billing for services not rendered, billing services at a higher payment rate than appropriate, and billing for care that is not considered medically necessary. The government and a number of courts also have taken the position that claims presented in violation of certain other statutes, including the federal Anti-Kickback Statute or the Stark Law, can be considered a violation of the False Claims Act based on the theory that a provider impliedly certifies compliance with all applicable laws, regulations, and other rules when submitting claims for reimbursement.

Penalties for False Claims Act violations include fines ranging from $5,500 to $11,000 for each false claim, plus up to three times the amount of damages sustained by the government. A False Claims Act violation may provide the basis for the imposition of administrative penalties as well as exclusion from participation in governmental healthcare programs, including Medicare and Medicaid. In addition to the provisions of the False Claims Act, which provide for civil enforcement, the federal government also can use several criminal statutes to prosecute persons who are alleged to have submitted false or fraudulent claims for payment to the federal government.

A number of states have enacted false claims acts that are similar to the federal False Claims Act. Even more states are expected to do so in the future because Section 6031 of the Deficit Reduction Act of 2005, or the DRA, amended the federal law to encourage these types of changes, along with a corresponding increase in state initiated false claims enforcement efforts. Under the DRA, if a state enacts a false claims act that is at least as stringent as the federal statute and that also meets certain other requirements, the state will be eligible to receive a greater share of any monetary recovery obtained pursuant to certain actions brought under the state’s false claims act. The OIG, in consultation with the Attorney General of the United States, is responsible for determining if a state’s false claims act complies with the statutory requirements. Currently, 19 states and the District of Columbia have some form of a state false claims acts. As of August 2007, the OIG has determined that eight of these satisfy the DRA standards, and we anticipate this figure will continue to increase. As of August 2007, the eight states are: Hawaii, Illinois, Massachusetts, Nevada, New York, Tennessee, Texas and Virginia. Of the sixteen states in which we currently operate, the following nine states have some form of a state false claims act: California, Florida, Georgia, Illinois, Michigan, Nevada, Oklahoma, Tennessee and Texas.

Anti-Kickback Statutes

The federal Anti-Kickback Statute contained in the Social Security Act prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (1) the referral of a beneficiary of Medicare, Medicaid or other governmental healthcare programs, (2) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental healthcare programs or (3) the purchase, lease, or order or arranging or recommending the purchasing, leasing or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental healthcare programs. Some courts and the OIG interpret the statute to cover any arrangement where even one purpose of the remuneration is to influence referrals. A violation of the Anti-Kickback Statute is a felony punishable by imprisonment, and criminal and civil fines of up to $50,000 per violation and three times the amount of the unlawful remuneration. A violation also can result in exclusion from Medicare, Medicaid or other governmental healthcare programs.

Due to the breadth of the Anti-Kickback Statute’s broad prohibition, there are a few statutory exceptions that protect various common business transactions and arrangements from prosecution. In addition, the OIG has published safe harbor regulations that outline other arrangements that also are deemed protected from prosecution under the Anti-Kickback Statute, provided all applicable criteria are met. The failure of an activity to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the Anti-Kickback Statute, but these arrangements will be subject to greater scrutiny by enforcement agencies.

Some states have enacted statutes and regulations similar to the Anti-Kickback Statute, but which may be applicable regardless of the payor source of the patient. These state laws may contain exceptions and safe harbors that are different from those of the federal law and that may vary from state to state.

Federal Stark Law

The federal Stark Law, also known as the physician self-referral law, generally prohibits a physician from referring Medicare and Medicaid patients to an entity (including hospitals) providing ‘‘designated health services,’’ if the physician or a member of the physician’s immediate family has a ‘‘financial relationship’’ with the entity, unless a specific exception applies. Designated health services include, among other services, inpatient and outpatient hospital services, clinical laboratory services, certain imaging services, and other items or services that our affiliated physicians may order. The prohibition applies regardless of the reasons for the financial relationship and the referral; and therefore, unlike the federal Anti-Kickback Statute, intent to violate the law is not required. Like the Anti-Kickback Statute, the Stark Law contains a number of statutory and regulatory exceptions intended to protect certain types of transactions and business arrangements from penalty. Compliance with all elements of the applicable Stark Law exception is mandatory.

The penalties for violating the Stark Law include the denial of payment for services ordered in violation of the statute, mandatory refunds of any sums paid for such services and civil penalties of up to $15,000 for each violation, double damages, and possible exclusion from future participation in the governmental healthcare programs. A person who engages in a scheme to circumvent the Stark Law’s prohibitions may be fined up to $100,000 for each applicable arrangement or scheme.

Some states have enacted statutes and regulations similar to the Stark Law, but which may be applicable to the referral of patients regardless of their payor source and which may apply to different types of services. These state laws may contain statutory and regulatory exceptions that are different from those of the federal law and that may vary from state to state.

Health Information Privacy and Security Standards

Among other directives, the Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, required the Department of Health and Human Services, or the HHS, to adopt standards to protect the privacy and security of certain health-related information. The HIPAA privacy regulations contain detailed requirements concerning the use and disclosure of individually identifiable health information by “HIPAA covered entities,” which include entities like IPC, our affiliated hospitalists, and practice groups.

In addition to the privacy requirements, HIPAA covered entities must implement certain administrative, physical, and technical security standards to protect the integrity, confidentiality and availability of certain electronic health information received, maintained, or transmitted. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

Violations of the HIPAA privacy and security standards may result in civil and criminal penalties, including: (1) civil money penalties of $100 per incident, to a maximum of $25,000, per person, per year, per standard violated and (2) depending upon the nature of the violation, fines of up to $250,000 and imprisonment for up to ten years.

Many states in which we operate also have laws that protect the privacy and security of confidential, personal information. These laws may be similar to or even more protective than the federal provisions. Not only may some of these state laws impose fines and penalties upon violators, but some may afford private rights of action to individuals who believe their personal information has been misused.

Fee-Splitting and Corporate Practice of Medicine

Some states have laws that prohibit business entities, such as IPC, from practicing medicine, employing physicians to practice medicine, exercising control over medical decisions by physicians, also known collectively as the corporate practice of medicine, or engaging in certain arrangements, such as fee-splitting, with physicians. In some states these prohibitions are expressly stated in a statute or regulation, while in other states the prohibition is a matter of judicial or regulatory interpretation. Of the sixteen states in which we currently operate, we believe that the following nine states prohibit the corporate practice of medicine: California, Colorado, Georgia, Illinois, Michigan, Nevada, North Carolina, Tennessee and Texas.

In states that prohibit the corporate practice of medicine, we operate by maintaining long-term management contracts with affiliated professional organizations, which are each owned and operated by physicians and which employ or contract with additional physicians to provide hospitalist services. Under these arrangements, we perform only non-medical administrative services, do not represent that we offer medical services, and do not exercise influence or control over the practice of medicine by the physicians or the affiliated professional organizations.

For financial reporting purposes, however, we consolidate the revenues and expenses of all our practice groups that we own or manage because we have a controlling financial interest in these practices based on applicable accounting rules and as described in our audited financial statements. In states where fee-splitting is prohibited between physicians and non-physicians, the fees that we receive through our management contracts have been established on a basis that we believe complies with the applicable state laws.

Some of the relevant laws, regulations, and agency interpretations in the states in which we operate have been subject to limited judicial and regulatory interpretation. Moreover, state laws are subject to change and regulatory authorities and other parties, including our affiliated physicians, may assert that, despite these arrangements, we are engaged in the prohibited corporate practice of medicine or that our arrangements constitute unlawful fee-splitting. If this occurred, we could be subject to civil or criminal penalties, our contracts could be found legally invalid and unenforceable (in whole or in part), or we could be required to restructure our contractual arrangements.

Deficit Reduction Act of 2005

Among other mandates, the Deficit Reduction Act of 2005, or the DRA, created a new Medicaid Integrity Program designed to enhance federal and state efforts to detect Medicaid fraud, waste and abuse. Additionally, section 6032 of the DRA requires entities that make or receive annual Medicaid payments of $5.0 million or more from any one state to provide their employees, contractors and agents with written policies and employee handbook materials on federal and state False Claims Acts and related statues. At this time, we are not required to comply with section 6032 because we receive less than $5.0 million in Medicaid payments annually from any one state. However, we will likely be required to comply in the future as our Medicaid billings increase, but we cannot predict when that will occur. We also cannot predict what new state statutes or enforcement efforts may emerge from the DRA and what impact they may have on our operations.

Other Federal Healthcare Fraud and Abuse Laws

We are also subject to other federal healthcare fraud and abuse laws. Under HIPAA, there are two additional federal crimes that could have an impact on our business: ‘‘Health Care Fraud’’ and ‘‘False Statements Relating to Health Care Matters.’’ The Health Care Fraud statute prohibits any person from knowingly and recklessly executing a scheme or artifice to defraud any healthcare benefit program. Healthcare benefit programs include both government and private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from governmental healthcare programs.

The False Statements Relating to Health Care Matters statute prohibits knowingly and willfully falsifying, concealing or covering a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

The OIG may impose administrative sanctions or civil monetary penalties against any person or entity that knowingly presents or causes to be presented a claim for payment to a governmental healthcare program for services that were not provided as claimed, is fraudulent, is for a service by an unlicensed physician, or is for medically unnecessary services. Violations may result in penalties of up to $10,000 per claim, treble damages, and exclusion from governmental healthcare funded programs, such as Medicare and Medicaid. In addition, the OIG may impose administrative sanctions against any physician who knowingly accepts payment from a hospital as an inducement to reduce or limit services provided to Medicare and Medicaid program beneficiaries.

Other State Fraud and Abuse Provisions

In addition to the state laws previously described, we also are subject to other state fraud and abuse statutes and regulations. Many of the states in which we operate have adopted a form of anti-kickback law, self-referral prohibition, and false claims and insurance fraud prohibition. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Generally, state laws reach to all healthcare services and not just those covered under a governmental healthcare program. A determination of liability under any of these laws could result in fines and penalties and restrictions on our ability to operate in these states. We cannot assure that our arrangements or business practices will not be subject to government scrutiny or be found to violate applicable fraud and abuse laws.

Fair Debt Collection Practices Act

Some of our operations may be subject to compliance with certain provisions of the Fair Debt Collection Practices Act and comparable statutes in many states. Under the Fair Debt Collection Practices Act, a third-party collection company is restricted in the methods it uses to contact consumer debtors and elicit payments with respect to placed accounts. Requirements under state collection agency statutes vary, with most requiring compliance similar to that required under the Fair Debt Collection Practices Act.

U.S. Sentencing Guidelines

The U.S. Sentencing Guidelines are used by federal judges in determining sentences in federal criminal cases. The guidelines are advisory, not mandatory. With respect to corporations, the guidelines states that having an effective ethics and compliance program may be a relevant mitigating factor in determining sentencing. To comply with the guidelines, the compliance program must be reasonably designed, implemented, and enforced such that it is generally effective in preventing and detecting criminal conduct. The guidelines also state that a corporation should take certain steps such as periodic monitoring and appropriately responding to detected criminal conduct. While we have attempted to develop and implement our corporate compliance program to be consistent with these guidelines, we cannot guarantee that a court would agree.

Licensing, Certification, Accreditation and Related Laws and Guidelines

Our clinical personnel are subject to numerous federal, state and local licensing laws and regulations, relating to, among other things, professional credentialing and professional ethics. Since we perform services at hospitals and other types of healthcare facilities, we may indirectly be subject to laws applicable to those entities as well as ethical guidelines and operating standards of professional trade associations and private accreditation commissions, such as the American Medical Association and the Joint Commission on Accreditation of Health Care Organizations. There are penalties for non-compliance with these laws and standards, including loss of professional license, civil or criminal fines and penalties, loss of hospital admitting privileges, and exclusion from participation in various governmental and other third-party healthcare programs.

Professional Licensing Requirements

Our affiliated hospitalists must satisfy and maintain their professional licensing in the states where they practice medicine. Activities that qualify as professional misconduct under state law may subject them to sanctions, or to even lose their license and could, possibly, subject us to sanctions as well. Some state boards of medicine impose reciprocal discipline, that is, if a physician is disciplined for having committed professional misconduct in one state where he or she is licensed, another state where he or she is also licensed may impose the same discipline even though the conduct occurred in another state. Professional licensing sanctions may also result in exclusion from participation in governmental healthcare programs, such as Medicare and Medicaid, as well as other third-party programs.

RELATIONSHIPS WITH THIR D-PARTY PAYORS

Medicare, Medicaid and Other Governmental Programs

We derive a significant portion of our revenue from services rendered to beneficiaries of Medicare, Medicaid and other governmental healthcare programs. Participation in these programs requires compliance with stringent and often complex enrollment and reimbursement requirements. The applicable standards are subject to statutory and regulatory changes, administrative rulings, and new interpretations of policy that may be difficult to predict and that may require significant changes to our operations.

Reimbursement to us typically is conditioned on our providing the correct procedure and diagnosis codes and properly documenting both the service itself and the medical necessity for the service. Incorrect or incomplete documentation and billing information, or the incorrect selection of codes for the level and type of service provided, could result in non-payment for services rendered or lead to allegations of billing fraud.

Direct and indirect cost containment efforts at the state and federal level may materially impact reimbursement for our services. We believe these trends in cost containment will continue. The Medicare program reimburses for our services based upon the rates in its Physician Fee Schedule, and each year, the Medicare program updates the Physician Fee Schedule reimbursement rates. Many private payors use the Medicare fee schedule to determine their own reimbursement rates. The current Medicare fee schedule methodology has significantly reduced the overall reimbursement rates for physician services because it relies upon, in part, a target-setting formula system called the Sustainable Growth Rate, or SGR. The SGR is a target rate of growth in spending for physician services which is intended to control the growth of Medicare expenditures for physicians’ services. The annual fee schedule update is adjusted to reflect the comparison of actual expenditures to target expenditures. Because one of the factors for calculating the SGR system is linked to the growth in the U.S. gross domestic product, or GDP, the SGR formula may result in a negative payment update if growth in Medicare beneficiaries’ use of services exceeds GDP growth, a situation which has occurred in the past and whose reoccurrence we cannot predict.

While Congress has intervened in the past few years to mitigate the negative reimbursement impact associated with the SGR formula, there is no guarantee that Congress will continue to do so in the future. Moreover, the existing methodology may result in significant yearly fluctuations in the Medicare Physician Fee Schedule amounts, which may be unrelated to changes in the actual costs of providing physician services. Unless there is a change in the Medicare Physician Fee Schedule methodology, the uncertainty regarding reimbursement rates and fluctuation will continue to exist. See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Operating Results—Rate Changes by Government Sponsored Programs.”

Because governmental healthcare programs generally reimburse us on a fee schedule basis rather than on a charge-related basis, we generally cannot increase our revenues from these programs by increasing the amount we charge for our services. If our costs increase, we may not be able to recover our increased costs from these programs. Government and private payors have taken and may continue to take steps to control the cost, eligibility for, use and delivery of healthcare services as a result of budgetary constraints, cost containment pressures and other reasons. These cost containment measures and other market changes have generally restricted our ability to recover, or shift to non-governmental payors, any increased costs that we experience. Our business model and financial operations may be materially affected by these developments. Governmental healthcare programs, and other third-party payors, may disallow, in whole or in part, our requests for reimbursement based on determinations that certain amounts are not reimbursable, they were for services provided that were not medically necessary, there was a lack of sufficient supporting documentation, or for a number of other reasons. Additional factors that could complicate our billing include, but are not limited to:

•	disputes between payors as to which party is responsible for payment;

•	the difficulty of adherence to specific compliance requirements, diagnosis coding and various other procedures mandated by the government; and

•	failure to obtain proper physician credentialing and documentation in order to bill governmental payors.

We also are subject to governmental reviews and audits of our bills and claims for reimbursement. These reviews can occur before we are paid for services (pre-payment review) or after we have already received payment (post-payment review). Pre-payment reviews can lead to delays in reimbursement. In the context of post-payment reviews, we may be required to make retroactive adjustments to amounts previously paid to us if a finding is made that we were incorrectly reimbursed. The results of any of these types of reviews may cause us to lose eligibility for certain programs in the event of certain types of non-compliance or subject us to other fines or penalties. Also, some of our affiliated hospitalists may have to participate in payor re-education programs. These governmental healthcare programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, all of which may materially increase or decrease the payments we receive for our services as well as affect the cost of providing services.

Our business could be adversely affected by reductions in or limitations of reimbursement amounts or rates under the governmental healthcare programs, reductions in funding of these programs or elimination of coverage for certain individuals or treatments under these programs. Other delays and uncertainties in the reimbursement process may adversely affect our level of accounts receivable, increase the overall cost of collection, adversely affect our working capital and cause us to incur additional borrowing costs. Unfavorable resolutions of future regulatory reviews or investigations, either individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

Commercial Payors

We also receive compensation from non-governmental healthcare programs, or commercial payors. As with government payors, the manner and timing with which commercial payors reimburse us for our services may adversely affect our operations. We may be subject to, among other things, reductions or limitations in the reimbursement amounts or rates we receive, disallowances for services provided, pre-payment and post-payment audits, delays in payment, and delays or restrictions in our ability to credential new physicians.

Some of our relationships are pursuant to contracts with commercial payors that offer a wide variety of health insurance products, such as Health Maintenance Organizations, Preferred Provider Organizations, and Exclusive Provider Organizations. These organizations are subject to various state laws and regulations, including federal ERISA requirements. We try to secure mutually agreeable contracts with payors that enable our affiliated hospitalists to be listed as in-network participants within the payors’ provider networks. Subject to applicable laws and regulations, the terms, conditions and compensation rates of our contracts with commercial third-party payors are negotiated and often vary widely across markets and among payors.

In some cases, our contracts with commercial payors typically provide for discounted fee-for-service arrangements and grant each party the right to terminate the contracts without cause upon prior written notice. If we do not have a contractual relationship with a health insurance payor, we generally bill the payor our full billed charges. If payment is less than billed charges, we bill the balance to the patient, subject to state and federal billing practice laws and regulations. Although we maintain standard billing and collections procedures with appropriate discounts for prompt payment, we also provide discounts in certain hardship situations where patients and their families do not have financial resources necessary to pay the amount due for services rendered. Any amounts written-off related to self-pay patients are based on the specific facts and circumstances related to each individual patient account. We cannot guarantee that the rates of payment we receive will cover the costs of our services.

Industry Operating Environment

Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. We anticipate that Congress and state legislatures may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the healthcare delivery system. Congress and state legislatures have adopted and may further consider statutory changes affecting healthcare reform. There can be no assurance as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of potential legislation. It is possible that the changes to governmental healthcare program reimbursements may serve as precedent to possible changes in other payors’ reimbursement policies in a manner adverse to us. Similarly, changes in private payor reimbursements could lead to adverse changes in Medicare and other governmental healthcare programs which could have a material adverse effect on our business, financial condition or results of operations.

Corporate Compliance Program

We are committed to complying with applicable state and federal laws and regulations governing the provision of healthcare services. In order to encourage a culture of compliance, we have operated a formal corporate compliance program since 1999. Our compliance officer and executive compliance committee are essential to implementation of our program. The members of the executive compliance committee include our senior officers and our compliance officer. All individuals affiliated with our organization (including the members of our board of directors) are bound by our compliance program.

Our compliance program is modeled after compliance guidance provided by the OIG, with specific attention to the OIG Compliance Program Guidance for Third-Party Medical Billing Companies (1998) and the OIG Compliance Program Guidance for Individual and Small Physician Practices (2000). The primary compliance program components the OIG has recommended, all of which we have implemented, include:

•	development of a written Code of Conduct;

•	development of extensive written compliance policies and procedures, based upon the regulatory risks of our business;

•	the designation of a compliance officer and compliance committee;

•	the development and implementation of regular training programs;

•	open lines of communication for compliance questions and concerns;

•	a process for responding appropriately to detected misconduct;

•	regular auditing and other internal monitoring techniques; and

•	a system of discipline and accountability, including the development of corrective action to address detected offenses.

We regularly monitor updates from the government enforcement entities and all payors that may pertain to the operation of our Compliance Program and our business. We adjust our compliance materials and company policies and procedures accordingly.

The goal of our Compliance Program is to prevent, detect, mitigate, respond, and resolve regulatory risks. Nevertheless, we cannot assure you that our program will detect and rectify all compliance issues in all markets and for all time periods.

As with other healthcare companies that operate corporate compliance programs, from time to time we identify practices that may have resulted in Medicare or Medicaid overpayments or other regulatory and payment issues. In such cases, it is our practice to disclose the issue to the respective programs and, if appropriate, to refund any resulting overpayments. While such disclosures and repayments are usually accepted without further action, it is possible that such disclosures and repayments will result in allegations that we have violated applicable laws, regulations, or payor guidance, leading to investigations and possible civil or criminal enforcement actions.

MAN AGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of each of our executive officers and directors as of November 30, 2007, followed by a description of their business experience:

Name	Age	Position
Executive Officers
Adam D. Singer, M.D.	47	Chairman, Chief Executive Officer, Chief Medical Officer and Director
R. Jeffrey Taylor	58	President, Chief Operating Officer and Director
Devra G. Shapiro	60	Chief Financial Officer
Richard G. Russell	48	Executive Vice President and Chief Development Officer
Non-Employee Directors
Mark J. Brooks	41	Director
Thomas P. Cooper, M.D.	63	Director
Barry M. Smith	54	Director
C. Thomas Smith	69	Director
Chuck Timpe	61	Director

Adam D. Singer, M.D. has been a director, Chairman, and our Chief Executive Officer since he founded IPC in 1995. In 1991, Dr. Singer acquired a private practice in pulmonary medicine that shortly thereafter merged with two other pulmonary physicians to become part of Consultants For Lung Disease, Inc. (now the Institute for Better Breathing). In 2006, Dr. Singer was designated Chief Medical Officer. Dr. Singer received his B.S. in Biology from the University of California, Los Angeles and his medical degree from the Chicago Medical School at Rosalind Franklin University. Dr. Singer performed a post-doctoral internship and residency in internal medicine and a fellowship in pulmonary medicine at University of Southern California.

R. Jeffrey Taylor has been a director and our President and Chief Operating Officer since he joined IPC in July 2000. Prior to joining our company, Mr. Taylor was the executive vice president of Atlanta-based Mariner Post-Acute Network. Prior to that, Mr. Taylor was chief executive officer of American Outpatient Services, Inc. and held various positions including executive vice president, chief administrative officer and general counsel with American Medical International, Inc. (now Tenet Healthcare Corp.; THC—NYSE). Mr. Taylor received a B.S. from the University of Utah and a J.D. from the University of Utah College of Law. Mr. Taylor has more than 25 years of experience in the areas of acute-care, sub-acute care and the outpatient dialysis segments of the healthcare industry.

Devra G. Shapiro has been our Chief Financial Officer since she joined IPC in March 1998. Prior to joining our company, Ms. Shapiro served as chief financial officer for several start-up healthcare enterprises. From 1985 to 1990, Ms. Shapiro held executive financial positions with EPIC Healthcare Group and American Medical International, Inc. (now Tenet Healthcare Corp.; THC—NYSE). From 1974 to 1984, Ms. Shapiro specialized in healthcare with the public accounting firm of Arthur Andersen & Co. Ms. Shapiro received a B.A. and a Bachelor of Accountancy from the University of Houston. Ms. Shapiro has over 30 years experience as a financial executive and certified public accountant with a background in working with healthcare organizations.

Richard G. Russell has been our Executive Vice President and Chief Development Officer since he joined IPC in March 2003. Prior to joining our company, Mr. Russell was senior vice president of information technology and business planning for Cogent Healthcare, Inc., another national hospitalist organization, from 2002 to March 2003. Mr. Russell began his career as a senior consultant with McKinsey & Company and then held executive level positions in several entrepreneurial and high-growth healthcare operating companies.

Mr. Russell received a B.S. in chemical engineering from the Case Western Reserve University and an M.B.A. from Harvard Business School and has 20 years experience in healthcare services.

Mark J. Brooks has served as one of our directors since April 1998 and currently serves as a member of our compensation committee. Since its formation in January 2007, Mr. Brooks has served as a managing director of Scale Venture Partners. Prior to joining Scale Venture Partners, Mr. Brooks worked for Bank of America Ventures since 1995, ultimately serving as a managing director. Mr. Brooks currently sits on the board of directors of the following private companies: Alimera Sciences, Inc., National Healing Corporation, LivHome Inc. and Spinal Kinetics, Inc. Mr. Brooks received a B.A. in economics from Dartmouth College and an M.B.A. from the Wharton School at the University of Pennsylvania in 1993.

Thomas P. Cooper, M.D. was elected to our board of directors in August 2007 and currently serves as a member of our compensation committee. Since 1991, Dr. Cooper has been chairman of the board at VeriCare and currently serves as a director for Kindred Healthcare, Inc. (KND—NYSE) and Hanger Orthopedic Group (HGR—NYSE). Dr. Cooper has founded various healthcare related companies, including VeriCare, Spectrum Emergency Care, Correctional Medical Systems and Mobilex. Dr. Cooper is also a partner at Aperture Venture Partners, a venture capital firm. Dr. Cooper is currently an adjunct professor at the Columbia University School of Business teaching entrepreneurship. Dr. Cooper received a B.A. from DePauw University and a medical degree from Indiana University Medical School.

Barry M. Smith has served as one of our directors since 1998 and currently serves as chairman of our compensation committee and as a member of our nominating and governance committee. Mr. Smith is Chairman of Keystone National. Prior to Keystone National, in 1995, Mr. Smith founded VistaCare, a national provider of hospice services. In January 1996, Mr. Smith was appointed to serve as VistaCare president, chief executive officer, and as chairman of the board of directors. In August 2005, he retired from the VistaCare board to pursue other business interests. Mr. Smith serves on the board of directors of Magellan Health Services (MGLN—Nasdaq) and is a chairman of the board of RG Capital and iNation. Mr. Smith holds a bachelor’s degree in finance from the University of Utah.

C. Thomas Smith has served as one of our directors since January 2004, and currently serves as the chairman of our nominating and governance committee and as a member of our audit committee. Mr. Smith retired in 2003 after over 11 years as president and chief executive officer of VHA Inc. Prior to VHA Inc., Mr. Smith spent over 30 years managing hospitals, with nearly half of this time serving as chief executive officer of Yale New Haven Hospital in New Haven, Connecticut. Mr. Smith serves on the board of directors of Kinectic Concepts, Inc., Information Corporation of America and Advanced ICU Care. Mr. Smith has recently served as a director of Renal Care, Inc., Horizon Health Inc., Neoforma, Inc., and Genentech, Inc. Mr. Smith holds a B.A. from Baylor University and an M.B.A. from the University of Chicago.

Chuck Timpe has served as one of our directors since 1998 and as chairman of our audit committee since June 2002. Since June 2003, Mr. Timpe has served as the chief financial officer of Hythiam, Inc. (HYTM—Nasdaq). Prior to joining Hythiam, Mr. Timpe was chief financial officer, from its inception in February 1998 to June 2003, of Protocare, Inc., a clinical research and pharmaceutical outsourcing company which merged with Radiant Research, Inc. in March 2004. Previously, he was a principal in two private healthcare management consulting firms he co-founded, chief financial officer of National Pain Institute, treasurer and corporate controller for American Medical International, Inc. (now Tenet Healthcare Corp.; THC—NYSE), and a member of Arthur Andersen, LLP’s healthcare practice, specializing in public company and hospital system audits. Mr. Timpe received his B.S. from University of Missouri, School of Business and Public Administration, and is a certified public accountant. Mr. Timpe has over 35 years experience in the healthcare industry as a senior healthcare financial executive.

Composition of the Board of Directors

Our board of directors is currently composed of nine positions, including six non-employee members, our chief executive officer, our president and chief operating officer and one current vacancy. Upon completion of this offering, our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms.

At each annual meeting of stockholders after the initial classes are established, the successors to directors whose terms expire at that meeting will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one third of the total number of directors.

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below. It is our intention that the composition of our board committees comply with the applicable rules of the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market. Under these rules, our board committees must initially have one member who meets the applicable SEC and the Nasdaq Global Market independence requirements, a majority of the members of each committee must meet these independence requirements within 90 days following this offering, and all committee members must meet these independence requirements within one year after this offering. If we fail to comply, when required, with the applicable requirements of the SEC or the Nasdaq Global Market with respect to the independence of the members of our board of directors and committees of the board of directors, our common stock may be de-listed by the Nasdaq Global Market and we may otherwise be subject to adverse publicity and sanctions, which could have a material adverse effect on our results of operations and the market price of our common stock.

Committees of the Board of Directors

Audit Committee. The primary purpose of the audit committee is to oversee the integrity of our financial statements, our financial reporting process, the independent accountant’s qualifications and independence, the performance of the independent accountants and our compliance with legal and regulatory requirements on behalf of the board. In particular, the audit committee is responsible for (1) selecting the independent auditor, (2) overseeing the work of the independent auditor and reviewing the overall scope of the audit, (3) annually reviewing our independent auditor’s report describing the auditing firms’ internal quality-controls procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, and all relationships between the independent auditor and our company, (4) discussing the annual audited financial and quarterly statements with management and the independent auditor, (5) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (6) monitoring the adequacy of policies and procedures to assess and manage business risk, (7) meeting separately, periodically, with management and the independent auditor, (8) reviewing with the independent auditor any audit problems or difficulties and management’s response, (9) setting clear hiring policies for employees or former employees of the independent auditors, (10) reviewing management’s assertion on its assessment of the effectiveness of internal controls and the independent auditors’ report on management’s assertion, (11) establishing procedures for treatment of complaints received by our company or anonymous submissions by employees regarding accounting or auditing matters, (12) receiving corporate attorneys’ reports of evidence of a material violation of securities laws or breaches of fiduciary duty, (13) preparing a report for the annual proxy statement, (14) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (15) reporting regularly to the full board of directors.

Our audit committee consists of Mr. Timpe, who serves as chairman of the committee, and Mr. C. Thomas Smith. Both of the committee members have been determined to be independent and Mr. Timpe have been determined to be each an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee. The compensation committee assists the directors by ensuring that our officers and key executives are compensated in accordance with our total compensation objectives and executive compensation policy. In particular, the compensation committee is responsible for (1) reviewing key employee total compensation policies, plans and programs, (2) evaluating and approving the compensation of our executive officers, (3) reviewing and approving the terms and benefits of the employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (5) reviewing and recommending stock plans and other incentive compensation plans, and (6) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Our compensation committee consists of Mr. Barry M. Smith, who serves as chairman of the committee, Dr. Cooper and Mr. Brooks.

Nominating and Governance Committee. Our nominating and governance committee assists our board of directors by identifying individuals qualified to become members of our board consistent with the criteria set by our board and to develop our corporate governance principles. This committee’s responsibilities include: (1) evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees, (2) assisting the board in preliminary review of director independence, (3) recommending board and board committee assignments and compensation, (4) approving any employee director or senior executive standing for election for outside for-profit boards of directors, (5) evaluating and recommending candidates for election to our board of directors, (6) overseeing the succession planning of the chief executive officer and senior executive officers, (7) overseeing and evaluating our board of directors performance and self-evaluation process, (8) reviewing our corporate governance principles, governance-related stockholder proposals, and changes to the charter and bylaws and providing recommendations to the board of directors regarding possible changes, and (9) reviewing and monitoring compliance with all laws and regulations not under the purview of the audit committee, (10) reviewing claims for indemnification, and (11) handling such other matters that are specifically delegated to the nominating and governance committee by the board of directors from time to time.

Our nominating and governance committee consists of Mr. C. Thomas Smith, who serves as chairman of the committee, and Mr. Barry M. Smith.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Board of Directors and Committee Meetings

In 2006, the board of directors held eight meetings, the audit committee held two meetings, the compensation committee held two meetings and the nominating and governance committee held four meetings. Each director attended all board meetings and each director attended all meetings of the committee on which they served with the exception of Mr. Kelly McCrann, a former board member, who attended three meetings of the nominating and governance committee.

COMPENSATION DISCUSSI ON AND ANALYSIS

Our compensation policy is designed to support the overall objective of maximizing long-term stockholder value by aligning the interests of executives with the interests of stockholders and rewarding executives for achieving corporate and individual objectives as established by our compensation committee. The executive compensation program is also designed to provide compensation opportunities that attract and retain the services of qualified executives in the highly competitive marketplace. For fiscal year 2006, our executive compensation program was comprised of three principal components: base salary, cash bonus incentives and long-term incentive opportunities through stock option grants.

Our Executive Compensation Philosophies and Policies

The compensation committee of the board of directors is responsible for defining a total compensation policy that supports the organization’s overall business strategy and objectives, attracts and retains key executives, links total compensation with business objectives and organizational performance and provides competitive total compensation opportunities at a reasonable cost while enhancing stockholder value creation.

After interviewing several candidates, the compensation committee engaged Frederick W. Cook & Co., Inc., an independent compensation consultant in April 2007 to help us transition from being a private company into an early stage public company. The consultant, which does not perform any other services for our Company, was asked to review and identify a group of comparable companies in terms of industry, revenue level and stage of development in order to ascertain the appropriateness of all aspects of compensation, including base salary, short-term cash incentives and levels of equity and other forms of long-term compensation. In addition, the consultant was asked to review the benefit packages of other senior executives at the comparable companies and to determine the median levels of compensation and benefit packages within the benchmarked group. The consultant composed data from two categories of other public healthcare companies to guide the compensation committee in its evaluation of the appropriateness of the equity based compensation of the chief executive officer and the other executive officers. The first group consisted of ten healthcare companies at the stage of filing an initial registration statement within the last five years, so that the data reflected the compensation practices of these companies while still private. This data was used to benchmark our compensation practices currently as a private company. The companies included in the first group were:

Brookdale Senior Living	NightHawk Radiology
Emergency Medical Services	Radiation Therapy Services
HealthSpring	Symbion
LHC Group	United Surgical Partners
Molina Healthcare	WellCare Health Plans

The second group consisted of nineteen healthcare companies with similar revenues and market capitalization to us which were already public when their disclosures were made. The compensation committee is evaluating this material to determine how to transition our compensation practices over time as a public company. The companies included in this second group were:

Emergency Medical Services	On Assignment
AMN Healthcare	Vistacare
Sun Healthcare	American Dental
Cross Country	LHC Group
Amedisys	Arcadia Resources
Healthways	Pediatric Services of America
Medical Staffing	NightHawk Radiology
Matria	Almost Family
Symbion	ATC Healthcare
Allied Healthcare

Base Salary

Base salary levels for the chief executive officer and the other executive officers are generally intended to compensate executives at salary levels comparable to the median of the appropriate competitive benchmarks described above. Base salaries are determined on an individual basis by evaluating each executive’s scope of responsibility, past performance and prior experience to determine prevailing compensation levels in relevant markets for executive talent. While we were still a private company, the base salaries of our named executive officers were established based on negotiations between our board of directors and each named executive officer prior to each officer commencing employment with our company. The initial base salary of each named executive officer and subsequent increases reflect the amount that, in the judgment of our board of directors in consultation with our venture capital investors, the officer could have earned from alternative employment. As we progressed toward becoming a public company, the compensation committee engaged an independent compensation consultant described above who developed the peer group. The data from the peer group was used to validate that the base salaries of each of the named executive officers were at or just below the median of the base salaries for the peer group for 2006. It is the intent of the compensation committee to recommend to our board of directors that the base salaries of the named executive officers be migrated to the median of the peer group over the next two years. Base salaries for executives are reviewed annually by the compensation committee and if appropriate, the compensation committee recommends adjustments to the board for determination. The base salaries paid to the chief executive officer and the executive officers in fiscal 2006 are set forth in the Salary column of the Summary Compensation Table.

Performance-Based Bonus Plan

Performance bonuses tied to our operating results are a component of executive compensation and are designed to motivate the executive to focus on our annual revenue and profitability, which we believe should improve long-term stockholder value over time. Our named executive officers are eligible to receive cash bonus incentive payments based upon the achievement of certain company goals and may also be awarded discretionary bonuses tied to individual performance, as determined by the compensation committee.

At the beginning of 2006, the compensation committee established performance objectives for the payment of cash bonus incentive payments for executive officers. Performance objectives were based on (1) the attainment of a pre-established target of earnings before interest, tax, depreciation and amortization, or EBITDA of $13.8 million, and (2) the attainment of a pre-established target of revenue of $151 million. The compensation committee adopted these targets because they encouraged a continued growth in our top line while also rewarding the management of operating costs to deliver EBITDA at a level to increase overall stockholder value.

The plan sets forth a target percentage of base salary for the achievement of the objectives. Twenty-five percent of the bonus target was tied to the revenue goal and seventy-five percent was tied to the EBITDA goal. For Dr. Singer the bonus percentage of base salary target for achievement of 100% of the objectives was 50%. For Messrs. Taylor and Russell and Ms. Shapiro, the target percentage of base salary was 40% for achievement of 100% of the objectives. In addition, there was a sliding scale to increase or decrease the bonus for performance above or below target levels ranging from 50% of target for achieving 75% of objectives up to 200% of target for exceeding 150% of objectives. We achieved 98% of the revenue objectives which triggered a 75% of revenue target payment for that component and achieved less than 75% of the EBITDA target which triggered no payment under this EBITDA component. The amounts paid under this bonus plan are shown in the column entitled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table.

Achievement of Revenue and EBITDA Objectives	Percent of Base Salary and Dollar Amount	Percent of Base Salary and Dollar Amount	Percent of Base Salary and Dollar Amount	Percent of Base Salary and Dollar Amount
	Singer	Taylor	Shapiro	Russell
150% of Objectives	$100 340,000%	$80 208,080%	$80 167,280%	$80 160,000%
125% to 150%	$75 255,000%	$60 156,060%	$60 125,460%	$60 120,000%
110% to 125%	$62.5 212,500%	$50 130,050%	$50 104,550%	$50 100,000%
100% to 110%	$55 187,000%	$44 114,444%	$44 92,004%	$44 88,000%
Objectives	$50 170,000%	$40 104,040%	$40 83,640%	$40 80,000%
90% to 100%	$37.5 127,500%	$30 78,030%	$30 62,730%	$30 60,000%
75% to 90%	$25 85,000%	$20 52,020%	$20 41,820%	$20 40,000%

Additionally, the compensation committee has the authority to grant a discretionary bonus to each executive officer for exceptional performance based upon several additional factors, including the number of acquisitions successfully completed, physician turnover reduced, enhancements to the information technology platform completed, new markets entered, new physicians hired, cash flow targets achieved and major projects such as system conversions completed. While the compensation committee believes that these factors will directly impact EBITDA and revenue growth, it has retained the discretion to award additional bonuses for satisfying these individual factors. In 2006 discretionary awards were made in the amounts shown under the column entitled “Bonus” in the Summary Compensation Table.

Long-Term Equity Incentives

We believe that an ownership culture in our company is important to provide our executive officers with incentives to build value for our stockholders. We believe stock-based awards create such a culture and help to align the interests of our management and employees with the interests of our stockholders.

In furtherance of that goal, we have adopted the IPC The Hospitalist Company, Inc. 2007 Equity Participation Plan, which provides additional award availability to supplement the 1997 Equity Participation Plan and the 2002 Equity Participation Plan. The principal features of these plans are summarized under “Compensation Discussion and Analysis—Incentive Compensation Plan.” The principal purpose of these plans are to attract, retain and motivate selected employees and directors through the granting of stock-based compensation awards. On an annual basis, our compensation committee assesses the appropriate corporate and individual goals for each executive and awards additional option grants in the following year based upon achievement of those goals. The amount of options to be granted will be guided by the peer group data from the compensation committee’s compensation consultant described above and the determination of the amount of cash versus equity will be refined over time as our compensation policies are finalized by the compensation committee. Additionally, in the future, our compensation committee and board of directors may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock, restricted stock units or other performance-based awards. The compensation committee intends to also seek input from an independent compensation consultant concerning these matters.

Benefits and Perquisites

Each of our named executive officers participates in the health and welfare benefit plans and fringe benefit programs generally available to all of our employees. Our Chief Executive Officer also receives the additional benefits reflected in the Summary Compensation Table under “All Other Compensation” and more fully described in footnote (4) thereto. The additional benefits granted to Dr. Singer relate to the historical transition from his medical practice and mirrored benefits and perquisites he received there. These additional benefits are not expected to be continued in his new amended and restated employment agreement—See “Executive Compensation—Narrative to Summary Compensation Table and Grants of Plan Based Awards—Employment Agreements.”

Severance and Change in Control Policy

Prior to the consummation of this offering, we intend to adopt an Executive Change in Control Plan for our named executive officers to reduce the need to negotiate individual severance agreements with departing executives. Please see the description under “Executive Compensation—Narrative to Summary Compensation Table and Grants of Plan Based Awards—Potential Payments Upon Termination or Change in Control.” The employment agreements for the named executives provide for severance in various situations as described in “Executive Compensation—Narrative to Summary Compensation Table and Grants of Plan Based Awards—Employment Agreements.”

EXECUTIVE COMPENSATION

The following table sets forth information regarding compensation earned by our chief executive officer, our president and chief operating officer, our chief financial officer, and our executive vice president and chief development officer during the fiscal year ended December 31, 2006. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

2006 Summary Compensation Table

Name and Principal Position	Year	Salary($)	Bonus($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation($)(3)	All Other Compensation($)		Total($)
Adam D. Singer M.D.	2006	$340,000	$100,000	$539	$32,300	$72,595	(4)	$545,434
Chief Executive Officer and Chief Medical Officer
R. Jeffrey Taylor	2006	$260,100	$50,000	$539	$19,768	$17,795	(5)	$348,202
President and Chief Operating Officer
Devra G. Shapiro	2006	$209,100	$50,000	$539	$15,892	$9,223	(6)	$284,754
Chief Financial Officer
Richard G. Russell	2006	$198,689	$30,000	$1,347	$15,200	$11,545	(7)	$256,781
Executive Vice President and Chief Development Officer

(1)	These amounts are discretionary bonuses as described in the “Compensation Discussion and Analysis—Performance Based Bonus Plan.”
(2)	Amount reflects the expensed fair value of stock options recognized in 2006, all of which relates to options granted in 2006, calculated in accordance with SFAS No. 123(R). See Note 7 of the “Notes to Consolidated Financial Statements—Stock Option Plans” for the year ended December 31, 2006 for a discussion of assumptions made in determining the compensation expense of our stock options.
(3)	These amounts were awarded under the Senior Executive Bonus Plan as described in the “Compensation Discussion and Analysis—Performance-Based Bonus Plan.”
(4)	Includes (a) medical malpractice premiums of $22,187, (b) vacation paid in lieu of time-off of $13,077, (c) bonus in lieu of a Company 401(k) match of $10,895, (d) health & welfare insurance of $10,261, (e) auto allowance of $9,900, (f) continuing medical education allowance of $5,000 and (g) premiums of $1,275 paid on a life insurance policy provided pursuant to the terms of Dr. Singer's employment agreement.
(5)	Includes (a) Company 401(k) match of $9,958, and (b) health & welfare insurance premiums of $7,837 permitted pursuant to the terms of Mr. Taylor's employment agreement.
(6)	Includes (a) Company 401(k) match of $8,005, and (b) health & welfare insurance premiums of $1,218 permitted pursuant to the terms of Ms. Shapiro's employment agreement.
(7)	Includes (a) Company 401(k) match of $7,500, and (b) health & welfare insurance premiums of $4,045 permitted pursuant to the terms of Mr. Russell's employment agreement.

Grants of Plan-Based Awards

Set forth below is information regarding awards granted to our named executive officers during 2006. All equity grants were made under our 1997 Equity Participation Plan and our 2002 Equity Participation Plan:

2006 Grants of Plan-Based Awards

		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Grant Date	Threshold $	Target $	Maximum $	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise Base Price of Option Awards ($/share)(2)	Grant Date Fair Value of Option Awards(3)
Adam D. Singer, M.D.		$85,000	$170,000	$340,000
Chief Executive Officer and Chairman of the Board	3/2/2006				20,000	$0.25	$2,222
R. Jeffrey Taylor		$52,020	$104,040	$208,080
President and Chief Operating Officer	3/2/2006				20,000	$0.25	$2,222
Devra G. Shapiro		$41,820	$83,640	$167,280
Chief Financial Officer	3/2/2006				20,000	$0.25	$2,222
Richard G. Russell		$40,000	$80,000	$160,000
Executive Vice President and Chief Development Officer	3/2/2006				50,000	$0.25	$5,555

(1)	Represents threshold, target and maximum payout levels under our annual cash incentive program for performance during the year ended December 31, 2006. See “Compensation Discussion and Analysis—Components of our Executive Compensation Program—Performance-Based Bonus Plan” for a description of the program. For amounts actually paid out under the plan see “Summary Compensation Table” under the column titled “Non-Equity Incentive Plan Compensation.”
(2)	Based on the valuation of shares of our common stock as of the date of grant as determined contemporaneously.
(3)	Valuation of these options is based on the dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS 123(R) over the entire term of these options, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used with respect to the valuation of option grants are set forth in Note 7 of the “Notes to our Consolidated Financial Statements—Stock Option Plans” included elsewhere in this prospectus.

Narrative to Summary Compensation Table and Grants of Plan Based Awards

Awards

At the beginning of 2006, the compensation committee established potential bonuses for Dr. Singer, Mr. Taylor, Ms. Shapiro and Mr. Russell under the 2006 Senior Executive Bonus Plan. The payout formula was 25% tied to a revenue target and 75% to an EBITDA target. Based on the Company’s 2006 performance relative to its financial targets as described in “Compensation Discussion and Analysis—Performance-Based Bonus Plan” and the individual performance of each executive, Dr. Singer, Mr. Taylor, Ms. Shapiro and Mr. Russell were awarded annual cash incentive payments under the 2006 Senior Executive Bonus Plan as reflected in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation” in the amounts of $32,300, $19,678,

$15,892 and $15,200, respectively, together with a discretionary cash bonus as reflected in the Summary Compensation Table under the column entitled “Bonus” of $100,000, $50,000, $50,000 and $30,000 respectively. The compensation committee awarded the discretionary bonus in recognition of individual performance on the factors described under “Compensation Discussion and Analysis—Performance-Based Bonus Plan.”

Also on March 2, 2006 the compensation committee awarded stock options to Dr. Singer, Mr. Taylor, Ms. Shapiro and Mr. Russell in the amounts of 20,000, 20,000, 20,000 and 50,000 shares, respectively. All options were granted at an exercise price of $0.25 per share, which is equal to the fair market value of our common stock on date of grant as determined contemporaneously. The shares vest 25% on the first anniversary of the date of grant and the balance vest ratably over the next thirty-six months. The fair value of the options on the grant date is shown in the “2006 Grants of Plan-Based Awards—Grant Date Fair Value of Option Awards” table and is the dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS 123(R) over the entire term of these options, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions.

On July 19, 2007, grants of options were made under the 2007 Equity Participation Plan to Dr. Singer, Mr. Taylor, Ms. Shapiro and Mr. Russell in the amounts of 100,000, 250,000, 200,000 and 175,000 shares, respectively. All options were granted at an exercise price of $0.82 per share, which is equal to the fair market value of our common stock on date of grant as determined contemporaneously. All such option grants are subject to forfeiture if we do not complete an initial public offering of our common stock or other qualifying transaction prior to July 19, 2008. The shares vest 25% on the first anniversary of the date of grant and the balance vest ratably over the next thirty-six months. While still a private company, the security ownership levels of our named executive officers were established using the knowledge base of the members of the Board of Directors and input from our venture capital investors as to the security ownership levels in their respective portfolio companies. As we progressed toward becoming a public company, the compensation committee engaged an independent consultant described earlier who developed a peer group of companies just before their filing of a registration statement for an initial public offering as described above. The compensation committee, after reviewing the security ownership levels of named executive officers of the peer group of companies, determined that Dr. Singer, Mr. Taylor, Ms. Shapiro and Mr. Russell were at the 18th, 45th, 32nd and 16th percentiles, respectively, and that additional grants were appropriate to bring our executives closer to the median of the peer group. It is the intent of the compensation committee to recommend to the Board of Directors that the security ownership levels of our named executive officers be migrated toward the median of the second peer group described above consisting of companies who were already public at the time of disclosure, over the next two years.

Employment Agreements

We have entered into employment agreements with our named executive officers pursuant to the specific terms set forth below.

Adam D. Singer, M.D. In June 2005, we entered into an employment agreement with Dr. Singer, pursuant to which he agreed to serve as our Chief Executive Officer and Chief Medical Officer. We intend to amend and restate the employment agreement prior to completion of this offering. The employment agreement specifies that Dr. Singer’s employment with us is for a term of three years with automatic renewal for one year periods, unless either party provides 30 days prior written notice of its intention not to renew. Under the 2005 employment agreement, Dr. Singer is currently entitled to an annual base salary of $360,400, which will be increased under the amended and restated employment agreement. He is eligible to receive an annual bonus, as determined by the compensation committee of our board of directors in accordance with the 2007 Non-Equity Incentive Plan. Under the 2005 employment agreement, Dr. Singer receives (1) an automobile allowance of $825 per month, (2) an annual allowance of $5,000 in the aggregate, payable monthly, for any expenses related to continuing medical education and continuing medical society membership, (3) a term life insurance policy with a death benefit of $1 million at a cost of up to $1,500 per year to us and (4) an annual bonus equal to the maximum allowable amount of 401(k) plan contributions that Dr. Singer could make under current federal tax law. He also receives 20 days of paid vacation and any unused days (up to 10 days) are paid to Dr. Singer in cash at the end of the year. Dr. Singer is eligible to participate in various welfare benefit programs, which are available to all other employees and, under his 2005 employment agreement, are fully paid by us. Under the amended and restated employment agreement, in the event that Dr. Singer’s employment is terminated by us without cause, or if Dr. Singer terminates his employment for good reason, each as defined below, Dr. Singer will be entitled to receive (1) continuation of his base salary for 18 months following his termination, (2) payment of any earned but unpaid bonuses, and (3) 18 months of continued coverage under our health and dental programs at the same level of coverage as he received during employment. However, under the 2005 employment agreement, all such payments would be reduced on a dollar-for-dollar basis for any other compensation earned by Dr. Singer for personal services, other than compensation earned from the practice of medicine up to $100,000. This reduction or mitigation feature will not be included in the amended and restated employment agreement. In the event of death or disability, Dr. Singer is entitled to receive insurance coverage that equals or exceeds 75% of his base salary for a period of one year. See “—Potential Payments Upon Termination or Change in Control” for a further description of severance benefits that Dr. Singer will receive under our change in control plan if he incurs a termination in connection with a change in control of IPC.

R. Jeffrey Taylor. In October 2002, we entered into an employment agreement with Mr. Taylor, pursuant to which he agreed to serve as our President and Chief Operating Officer. We intend to amend and restate the employment agreement prior to completion of this offering. The employment agreement specifies that Mr. Taylor’s employment with us is for a term of one year with automatic renewal for one year periods, unless either party provides 90 days prior written notice of its intention not to renew. Under the 2002 employment agreement, Mr. Taylor is currently entitled to an annual base salary of $273,105. He is eligible to receive an annual bonus as determined by the compensation committee of our board of directors in accordance with the 2007 Non-Equity Incentive Plan.

Devra G. Shapiro. In October 2002, we entered into an employment agreement with Ms. Shapiro, pursuant to which she agreed to serve as our Chief Financial Officer. We intend to amend and restate the employment agreement prior to completion of this offering. This employment agreement specifies that Ms. Shapiro’s employment with us is for a term of one year with automatic renewal for one year periods, unless either party provides 90 days prior written notice of its intention not to renew. Under the 2002 employment agreement, Ms. Shapiro is currently entitled to an annual base salary of $219,555. She is eligible to receive an annual bonus as determined by the compensation committee of our board of directors in accordance with the 2007 Non-Equity Incentive Plan.

Richard G. Russell. In February 2003, we entered into an employment agreement with Mr. Russell, pursuant to which he agreed to serve as our Executive Vice President and Chief Development Officer. We intend to amend and restate the employment agreement prior to completion of this offering. This employment agreement specifies that Mr. Russell’s employment with us is for a term of one year with automatic renewal for one year periods, unless either party provides 60 days prior written notice of its intention not to renew. Under the 2003 employment agreement, Mr. Russell is currently entitled to an annual base salary of $206,000. He is eligible to receive an annual bonus, as determined by the compensation committee of our board of directors in accordance with the 2007 Non-Equity Incentive Plan.

In addition, each named executive is entitled to reimbursement for all reasonable business and travel expenses, is eligible to receive 20 days of paid vacation annually, and is eligible to participate in our retirement, welfare and benefit plans and programs generally in accordance with their terms. Under the amended and restated employment agreements which we intend to adopt in the event that Messrs. Taylor and Russell or Ms. Shapiro are terminated by us without cause, or if any one of them terminates their employment for good reason, each as defined in their respective employment agreement, such individual will be entitled to receive (1) continuation of their base salary for 12 months following his or her termination, (2) payment of any earned but unpaid bonuses, and (3) 12 months of continued coverage under our health and dental programs at the same level of coverage as he or she received during employment. See “—Potential Payments Upon Termination or Change in Control” for a further description of severance benefits that Messrs. Taylor and Russell and Ms. Shapiro will be eligible to receive under our change in control plan if they incur a termination in connection with a change in control of IPC. In the event of a termination for “cause” (which for this purpose does not include death or permanent disability), we have the right to repurchase all or any of Mr. Taylor’s or Ms. Shapiro’s shares in the company that were acquired pursuant to stock options to purchase 500,000 shares and 506,897 shares, respectively, granted pursuant to the 2002 employment agreements for $0.06 per share, and to repurchase Mr. Russell’s shares in the company that were acquired pursuant to stock options to purchase 350,000 shares granted pursuant to the 2003 employment agreements for $0.12 per share, with such per share prices adjusted for stock splits, business combinations or stock dividends, as applicable. Additionally, under Mr. Russell’s 2003 employment agreement, in the event of his termination by us for death, permanent disability or without cause, or upon his voluntary termination of employment, we have the right to repurchase all or any of Mr. Russell’s shares in the company that were acquired pursuant to stock options to purchase 350,000 shares granted pursuant to the 2003 employment agreements for the fair market value of such shares.

“Cause” is defined in the employment agreements as (1) fraud, misappropriation, embezzlement or other act of material misconduct against us; (2) substantial, continuing and willful failure to render services in accordance with the terms of the applicable employment agreements; (3) knowing violation of any laws, rules or regulations of any governmental or regulatory body material to our business; and (4) conviction of or plea of nolo contendere to a felony or a crime including moral turpitude, or a charge or indictment of a felony or any crime involving moral turpitude the defense of which renders the executive substantially unable to perform his or her services to us. Additionally, Dr. Singer’s failure to maintain his professional license in the State of California, or any sanction or formal reprimand of him by the California Board of Medical Quality Assurance shall constitute “cause.” A termination due to death or permanent disability shall be treated as a for “cause” termination under the 2002 employment agreements for Mr. Taylor and Ms. Shapiro and the 2003 employment agreement for Mr. Russell.

“Good Reason” is defined in the current employment agreements for Dr. Singer, Mr. Taylor and Ms. Shapiro as (1) a substantial reduction in the executive’s status, title, position or authority within 6 months of a “change in control” as defined below; (2) a reduction in the executive’s base salary; (3) the request that the executive render services outside of Los Angeles County, California or the relocation of our headquarters outside of Los Angeles County, California; provided, however, that the foregoing shall not apply as to reasonable business travel commensurate with the executive’s position; or (4) any uncured material breach by us of any provision of the employment agreement or our shareholders agreement. Mr. Russell is not entitled to any severance payments under his 2003 employment agreement for a termination for good reason.

A “change of control” is defined in each of the current employment agreements, except for Mr. Russell’s 2003 employment agreement, as (1) a merger in which we are not the surviving corporation or the holders of our shares of common stock hold less than 50% of the total voting power following the merger, (2) any person becomes the “beneficial owner,” as defined by Rule 13d-3 of the Securities Exchange Act of 1934, of greater than 50% of the combined voting power of our then outstanding voting securities, (3) consummation of any sale, lease or exchange of all, or substantially all, of our assets, or (4) the adoption of any plan or proposal for the liquidation or dissolution of the company.

Under Dr. Singer’s amended and restated employment agreement, he may not (1) compete with us during employment and for a period of one year after termination of employment, (2) solicit any of our employees for a period of 18 months after termination, or (3) disclose any confidential information at any time. In addition, under the amended and restated employment agreements for Messrs. Taylor and Russell and Ms. Shapiro, they may not (1) compete with us during their terms of employment and for a period of 12 months after termination of employment, (2) solicit any of our employees for a period of 12 months after termination or (3) disclose any confidential information pertaining to our company at any time.

The following table summarizes the outstanding equity awards held by each of our named executive officers as of December 31, 2006:

2006 Outstanding Equity Awards at Fiscal Year-End

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable(#)	Number of Securities Underlying Unexercised Options Unexercisable(#)(1)	Option Exercise Price($)(2)	Option Expiration Date
Adam D. Singer, M.D.
Chief Executive Officer and
Chairman of the Board	10/30/1997	616,667	—	$0.06	10/30/2007
	2/2/2000	624,138	—	$0.06	2/2/2010
	10/1/2002	1,400,000	—	$0.12	10/1/2012
	2/9/2005	114,582	135,418	$0.25	2/9/2015
	3/2/2006	—	20,000	$0.25	3/2/2016

R. Jeffrey Taylor
President and Chief	7/1/2000	156,250	—	$0.12	7/1/2010
Operating Officer	2/9/2005	51,791	61,209	$0.25	2/9/2015
	3/2/2006	—	20,000	$0.25	3/2/2016

Devra G. Shapiro
Chief Financial Officer	2/9/2005	—	54,167	$0.25	2/9/2015
	3/2/2006	—	20,000	$0.25	3/2/2016

Richard G. Russell
Executive Vice President and Chief Development Officer	3/31/2003	46,871	21,879	$0.12	3/31/2013
	2/9/2005	3,499	11,376	$0.25	2/9/2015
	3/2/2006	—	50,000	$0.25	3/2/2016

(1)	The shares underlying these option vest 25% at the first anniversary of the grant date and in equal monthly installments thereafter over the following three years.
(2)	Based on the valuation of shares of our common stock as of the date of grant as determined contemporaneously.

The following table sets forth information regarding options exercised by our named executive officers during the year ended December 31, 2006:

Option Exercises and Stock Vested

Name	Exercise Date	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)(1)
Adam D. Singer, M.D.	—	—	—
Chief Executive Officer and Chairman of the Board

R. Jeffrey Taylor	—	—	—
President and Chief Operating Officer

Devra G. Shapiro
Chief Financial Officer	2/10/2006	56,250	$7,313
	2/10/2006	25,000	$—
	4/30/2006	4,166	$—
	4/30/2006	18,750	$2,438
	11/1/2006	12,500	$1,625
	11/1/2006	31,250	$8,125
	12/31/2006	4,167	$542

Richard G. Russell
Executive Vice President and Chief Development Officer	4/24/2006	43,750	$5,688
	4/24/2006	6,125	$—

(1)	Based on the valuation of shares of our common stock as of the date of grant as determined contemporaneously.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments Upon Termination or Change in Control

As of December 31, 2006, we were party to certain agreements that would have required us to provide compensation to Dr. Singer, Messrs. Taylor and Russell and Ms. Shapiro in the event that their employment with us was terminated. A description of these agreements follows below. A quantitative analysis of the amount of compensation payable to each of these named executive officers in each situation involving a termination of employment, assuming that each had occurred as of December 31, 2006, is listed in the tables below.

Under his employment agreement dated as of June 1, 2005, which was in effect as of December 31, 2006, in the event that Dr. Singer’s employment is terminated by us without cause or by Dr. Singer for good reason (regardless of whether such termination is in connection with a change in control of IPC), Dr. Singer would be entitled to receive (1) continuation of his base salary for 15 months following his termination, (2) any earned but unpaid bonuses, and (3) 15 months of continued coverage under our various welfare benefit programs at the same level of coverage as he received during employment, provided that, all such payments would be reduced on a dollar-for-dollar basis for any other compensation, other than compensation earned from the practice of medicine up to $100,000, earned by Dr. Singer for personal services. Under the 2005 agreement, in the event of his death or disability, Dr. Singer is entitled to receive insurance coverage that equals or exceeds 75% of his base salary for a period of one year. See “—Executive Compensation—Employment Agreements” for the definitions of “cause” and “good reason” contained in the 2005 employment agreement, as well as a description of the proposed changes to the agreement.

Under the employment agreements for Mr. Taylor and Ms. Shapiro dated as of October 1, 2002, which were in effect as of December 31, 2006, in the event Mr. Taylor or Ms. Shapiro are terminated by us without cause, or if he or she terminates his or her employment for good reason (regardless of whether any such termination is in connection with a change in control of IPC), such individual will be entitled to receive (1) continuation of his or her base salary for nine months following his or her termination, (2) any earned but unpaid bonuses, and (3) nine months of continued coverage under our various welfare benefit programs at the same level of coverage as he or she received during employment. Under the employment agreement for Mr. Russell dated as of February 19, 2003, which was in effect as of December 31, 2006, in the event that Mr. Russell is terminated by us without cause (regardless of whether such termination is in connection with a change in control of IPC), he will be entitled to receive (1) a continuation of his base salary for nine months following his termination, (2) any earned but unpaid bonuses, and (3) nine months of continued coverage under our various welfare benefit programs at the same level of coverage as he received during employment. See “—Executive Compensation—Employment Agreements” for the definitions of “cause” and “good reason” contained in the 2002 employment agreements for Mr. Taylor and Ms. Shapiro and the 2003 employment agreement for Mr. Russell, as well as a description of the proposed changes to the agreements.

Under any of the employment agreements, we are not obligated to make any cash payment to the named executives if their employment is terminated by us for cause or by the executive without good reason. A termination due to death or permanent disability shall be treated as a for “cause” termination under the 2002 employment agreements for Mr. Taylor and Ms. Shapiro and the 2003 employment agreement for Mr. Russell.

The 2005 employment agreement for Dr. Singer and 2002 employment agreements for Mr. Taylor and Ms. Shapiro state that a reduction in the employee’s status, title, position or authority within six months of a “change in control” provide good reason to the employee to terminate employment. See “—Executive Compensation—Employment Agreements” for the definition of “change in control” contained in each of the 2005 employment agreement for Dr. Singer and the 2002 employment agreements for Mr. Taylor and Ms. Shapiro. Such a termination would provide Dr. Singer with 15 months of continued salary and welfare benefits, plus any unpaid bonus payment and provide Mr. Taylor and Ms. Shapiro with nine months of continued salary and welfare benefits, plus any unpaid bonus payment.

Prior to the consummation of this offering, we intend to adopt an Executive Change in Control Plan that provides Dr. Singer, Messrs. Taylor and Russell and Ms. Shapiro (and any other members of senior management which the compensation committee adds to the plan in the future) with certain severance benefits in the case of a qualified change in control event. Under the Executive Change in Control Plan, a participant will be eligible to receive a severance payment and additional severance benefits if his or her employment with us is terminated by us or the acquiror without cause or by the employee for good reason 90 days prior to or within 18 months following a change in control (as defined below). In addition, if a participant can reasonably demonstrate that such termination came at the request of a person who has indicated an intention or taken steps reasonably calculated to effect a change in control of IPC, or that such termination was otherwise in connection with, or in anticipation of, a change in control of IPC, which actually occurs, then such participant will also be eligible to receive severance benefits under the Executive Change in Control Plan. In connection with such change in control termination, Dr. Singer will be eligible to receive 18 months of his base salary plus one and one-half times his annual target short-term incentive amounts for the year in which the termination occurs, and Messrs. Taylor and Russell and Ms. Shapiro will receive 12 months of his or her base salary plus one times his or her annual target short-term incentive amounts for the year in which the termination occurs. In addition, Dr. Singer will be eligible to receive 18 months of continuing health and dental coverage on the same terms as he received such benefits during employment, and Messrs. Taylor and Russell and Ms. Shapiro will receive 12 months of continuing health and dental coverage on the same terms as he or she received such benefits during employment. Under the proposed terms of the Executive Change in Control Plan, if any payments or benefits to which a participant becomes entitled are considered “excess parachute payments” under Section 280G of the Internal Revenue Code, then he or she will generally be entitled to an additional “gross-up” payment from us in an amount such that, after payment by the participant of all taxes, including any excise tax imposed upon the gross-up payment, he or she will retain a net amount equal to the amount he or she would have been entitled to had the excise tax not been imposed upon the payment. If the total payments that the participant is entitled to receive from us do not exceed 110% of the greatest amount that could be paid to the participant without becoming an excess parachute payment, then no “gross-up” payment will be made by us, and the participant’s payments will be reduced to the greatest amount that could be paid without causing the payments to be “excess parachute payments.” Under the proposed plan, “change in control” will be defined to mean (1) the acquisition by a third party of more than 50% of our voting shares, (2) a merger, consolidation or other reorganization if our stockholders following such transaction no longer own more than 50% of the combined voting power of the surviving organization, (3) our complete liquidation or dissolution, or (4) a sale of substantially all of our assets.

Under the proposed plan, “cause” will be defined as (1) the willful and continued failure to substantially perform the participant’s duties (other than due to illness or after notice of termination by us without cause or by the participant for good reason) and such failure continues for ten days after a demand for performance is delivered, or (2) the participant willfully engages in illegal or gross misconduct that injures our reputation. The definition of “cause” for any participant who is party to an employment agreement with us for purposes of the proposed plan will be the same as is contained in such participant’s employment agreement, see “—Executive Compensation—Employment Agreements” for the definition of “cause” contained in each of the employment agreements.

Under the proposed plan, “good reason” will be defined as (1) a reduction in the participant’s annual base salary, (2) a material or adverse change in the participant’s authority, duties, responsibilities, title or offices following a change in control or an adverse change, following a change in control, in the duties, responsibilities, authority or managerial level of the individual(s) to whom the participant reports, (3) our requirement that the participant be based outside of Los Angeles County, California, or (4) our material breach of the participant’s employment agreement and our failure to cure such breach.

Dr. Singer, Mr. Taylor, Ms. Shapiro, and Mr. Russell hold options to purchase 77,709 shares, 40,604 shares, 37,083 shares and 41,627 shares, respectively, of our common stock that would vest upon any change in control pursuant to the terms of the applicable equity incentive plans. Pursuant to the employment agreements in effect as of December 31, 2006 discussed above and various equity grant agreements, assuming one of our named executive officers is terminated without cause or resigns for good reason or a change in control had taken place on December 31, 2006, such individuals would have been entitled to payments in the amounts set forth opposite their name:

Summary of Potential Payments Upon Termination

Element	Involuntary Termination Without Cause	Termination for Good Reason	Death or Disability	Change in Control (1)
Severance (2)
Adam D. Singer, M.D.	$437,826	$437,826	$260,300	$437,826
R. Jeffrey Taylor	200,877	200,877	—	200,877
Devra G. Shapiro	157,738	157,738	—	157,738
Richard G. Russell	153,033	—	—	—

Intrinsic Value of Accelerated Stock Options (3)
Adam D. Singer, M.D.	—	—	—	$10,102
R. Jeffrey Taylor	—	—	—	5,279
Devra G. Shapiro	—	—	—	4,821
Richard G. Russell	—	—	—	6,833

Total
Adam D. Singer, M.D.	$437,826	$437,826	$260,300	$447,928
R. Jeffrey Taylor	200,877	200,877	—	206,156
Devra G. Shapiro	157,738	157,738	—	162,559
Richard G. Russell	153,083	—	—	6,833

(1)	Amounts listed in this column with respect to Dr. Singer, Mr. Taylor and Ms. Shapiro are payable upon the occurrence of a change in control and a termination not for cause or for good reason.
(2)	Severance includes (i) six or nine months (as applicable) continuation of executive’s salary, (ii) earned but unpaid bonus for the most recently completed fiscal year and (iii) six or nine months (as applicable) continued coverage under our welfare benefit plans.
(3)	Intrinsic value of stock options with vesting accelerated due to trigger event based on the fiscal year end fair market value of $0.38 per share.

Incentive Compensation Plans

2007 Equity Compensation Plan

On July 19, 2007, our board of directors adopted the IPC The Hospitalist Company, Inc. 2007 Equity Participation Plan. The plan was subsequently approved by our stockholders on November 13, 2007. The purposes of the plan are to attract and retain qualified persons upon whom, in large measure, our sustained progress, growth and profitability depend, to motivate the participants to achieve long-term company goals and to more closely align the participants’ interests with those of our other stockholders by providing them with a proprietary interest in our growth and performance. Our executive officers, employees, consultants and non-employee directors are eligible to participate in the plan. Under the plan, 1.5 million shares of our common stock are authorized for initial issuance, plus, upon the consummation of this offering and then each calendar year thereafter until 2013, the number of shares authorized for issuance under the plan increases in an amount equal to 2.5% of the total number of our outstanding shares of common stock. The number of shares available for issuance under the plan will also be increased by any shares granted pursuant to the 2002 or 1997 equity participation plans that are subsequently forfeited by the participant.

On July 19, 2007, pursuant to the plan, we issued options to purchase an aggregate of 775,000 shares of our common stock to certain of our employees at an exercise price of $0.82 per share, which is equal to the fair market value of our common stock as of the same date as determined contemporaneously. All such option grants are subject to forfeiture if we do not complete an initial public offering of our common stock or other qualifying transaction prior to July 19, 2008. One-fourth of these stock options will vest on the first anniversary of the date of grant. The remaining three-fourths of these stock options will vest in equal monthly installments for the following thirty-six months, commencing the month following the first anniversary of the date of grant.

The plan is administered by our compensation committee, which interprets the plan and has broad discretion to select the eligible persons to whom awards will be granted, as well as the type, size and terms and conditions of each award, including the exercise price of stock options, the number of shares subject to awards and the expiration date of, and the vesting schedule or other restrictions applicable to, awards.

The plan allows us to grant the following types of awards:

•	options (non-qualified and incentive stock options);

•	stock appreciation rights, or SARs;

•	restricted stock;

•	restricted stock units;

•	deferred stock;

•	performance units;

•	other stock-based awards; and

•	annual incentive awards.

In any calendar year, no participant may be granted awards for options, SARs, restricted stock, deferred stock, restricted stock units or performance units (or any other award that is determined by reference to the value of shares of our common stock or appreciation in the value of such shares) that exceed, in the aggregate, 3,000,000 underlying shares of our common stock. No participant may be granted cash awards for any grant year that exceed $3.0 million.

Stock Options. Options may be granted by the compensation committee and may be either non-qualified options or incentive stock options. Options are subject to the terms and conditions, including vesting conditions, set by the compensation committee (and incentive stock options are subject to further statutory restrictions that are set forth in the plan). The exercise price for all stock options granted under the plan will be determined by the compensation committee, except that no stock options can be granted with an exercise price that is less than 100% of the fair market value of our common stock on the date of grant. Further, stockholders who own greater than 10% of our voting stock will not be granted incentive stock options that have an exercise price less than 110% of the fair market value of our common stock on the date of grant. The term of all stock options granted under the plan will be determined by the compensation committee, but may not exceed 10 years (five years for incentive stock options granted to stockholders who own greater than 10% of our voting stock). No incentive stock option may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that optionee, would have an aggregate fair market value in excess of $100,000. In the event an optionee is awarded $100,000 in incentive stock options in any calendar year, any incentive stock options in excess of $100,000 granted during the same year will be treated as non-qualified stock options. Each stock option will be exercisable at such time and pursuant to such terms and conditions as determined by the compensation committee in the applicable stock option agreement. If not otherwise specified in the applicable stock option agreement, one-fourth of the stock options granted to employees will vest on the first anniversary of the date of grant and the remaining three-fourths of the stock options will vest in equal monthly installments for the following thirty-six months, commencing the month following the first anniversary of the date of grant. Each option gives the participant the right to receive a number of shares of our common stock upon exercise of the option and payment of the exercise price. The exercise price may be paid in cash (including cash obtained through a broker selling the share acquired on exercise) or, if approved by the compensation committee, shares of our common stock or restricted common stock.

Stock Appreciation Rights, or SARs. All SARs must be granted on a stand-alone basis (i.e., not in conjunction with stock options granted under the plan). A SAR granted under the plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over a specified price, known as the strike price, fixed by the compensation committee, which will not be less than 100% of the fair market value of our common stock on the grant date of the SAR. Payment may be made in cash, shares of our common stock, or other property, in any combination as determined by the compensation committee. If not otherwise specified in the applicable SAR agreement, one-fourth of the SARs granted to employees will vest on the first anniversary of the date of grant and the remaining three-fourths of the SARs will vest in equal monthly installments for the following thirty-six months, commencing the month following the first anniversary of the date of grant.

Restricted Stock and Restricted Stock Units. Restricted stock is our common stock that is forfeitable until the restrictions lapse. Restricted stock units are rights granted as an award to receive shares of our common stock, conditioned upon the satisfaction of restrictions imposed by the compensation committee. The compensation committee will determine the restrictions for each award and the purchase price in the case of restricted stock, if any. Restrictions on the restricted stock and restricted stock units may include time-based restrictions, the achievement of specific performance goals or, in the case of restricted stock units, the occurrence of a specific event. Vesting of restricted stock and restricted stock units is conditioned upon the participant’s continued employment. Participants do not have voting rights in restricted stock units. If the performance goals are not achieved or the restrictions do not lapse within the time period provided in the award agreement, the participant will forfeit his or her restricted stock and/or restricted stock units.

Deferred Stock. Deferred stock is the right to receive shares of our common stock at the end of a specified deferral period. The compensation committee will determine the number of shares and terms and conditions for each deferred stock award, and whether such deferred stock will be acquired upon the lapse of restrictions on restricted stock or restricted stock units. Participants do not have voting rights in deferred stock, but participants’ deferred stock may be credited with dividend equivalents to the extent dividends are paid or distributions made during the deferral period.

Performance Units. Performance units are any grant of (1) a bonus consisting of cash or other property the amount and value of which, and/or the receipt of which, is conditioned upon the achievement of certain performance goals specified by the compensation committee, or (2) a unit valued by reference to a designated amount of property. Performance units may be paid in cash, shares of common stock or restricted stock units. The compensation committee will determine the number and terms of all performance units, including the performance goals and performance period during which such goals must be met. If the performance goals are not attained during the performance period specified in the award agreement, the participant will forfeit all of his or her performance units.

Annual Incentive Awards. The plan includes annual incentive awards. The compensation committee will determine the amounts and terms of all annual incentive awards, including performance goals, which may be weighted for different factors and measures. The compensation committee will designate individuals eligible for annual incentive awards within the first 90 days of the year for which the annual incentive award will apply, with certain exceptions, and will certify attainment of performance goals within 90 days following the end of each year. In addition, the compensation committee will establish the threshold, target and maximum annual incentive award opportunities for each participant. Annual incentive awards may be paid in cash, shares of common stock, restricted stock, options or any other award under the plan.

Performance-Based Compensation

The objective performance criteria for awards (other than stock options and SARs) granted under the plan that are designed to qualify for the performance-based exception from the tax deductibility limitations of Section 162(m) of the Code and are to be based on one or more of the following measures:

•	earnings (either in the aggregate or on a per share basis);

•	net income or loss (either in the aggregate or on a per share basis);

•	operating profit;

•	EBITDA or adjusted EBITDA;

•	growth or rate of growth in cash flow;

•	cash flow provided by operations (either in the aggregate or on a per share basis);

•	free cash flow (either in the aggregate or on a per share basis);

•	costs or costs as a percentage of revenue, either in total or on a line item basis;

•	gross or net revenues;

•	physician or other employee hiring or retention;

•	reductions in expense levels in each case, where applicable, determined either on a company-wide basis or in respect of any one or more business units;

•	operating and maintenance cost management and employee productivity;

•	stockholder returns (including return on assets, investments, equity, or gross sales);

•	return measures (including return on assets, equity, or sales);

•	growth or rate of growth in return measures;

•	share price (including growth measures and total stockholder return or attainment by the shares of a specified value for a specified period of time);

•	net economic value;

•	economic value added;

•	aggregate product unit and pricing targets;

•

strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market share, market penetration, geographic business expansion goals, objectively identified project milestones, production volume levels, cost targets, and goals relating to acquisitions or divestitures;

•	achievement of business or operational goals such as market share and/or business development;

•	achievement of diversity objectives;

•	results of customer satisfaction surveys; or

•	debt ratings, debt leverage and debt service.

Change in Control

The compensation committee may, in order to maintain a participant’s rights in the event of any change in control of our company, (1) make any adjustments to an outstanding award to reflect such change in control or (2) cause the acquiring or surviving entity to assume or substitute rights with respect to an outstanding award. Furthermore, the compensation committee may cancel any outstanding unexercised options or SARs (whether or not vested) that have an exercise price or strike price, as applicable, that is greater than the fair market value of our common stock as of the date of the change in control. Under the plan, the compensation committee will also have the ability to cash out any options or SARs (whether or not vested) that have an exercise price or strike price, as applicable, that is less than the fair market value of our common stock as of the date of the change in control and to terminate any options that have an exercise or strike price that equals or exceeds the fair market value of our common stock. The compensation committee may include further provisions in any award agreement as it may deem desirable regarding a change in control, including, but not limited to, providing for accelerated vesting or payment of an award upon a change in control.

Termination of Employment

With respect to stock options and SARs granted pursuant to an award agreement, unless the applicable award agreement provides otherwise, in the event of a participant’s termination of employment or service for any reason other than cause, disability or death, such participant’s stock options or SARs (to the extent exercisable at the time of such termination) will remain exercisable until 90 days after such termination and thereafter will be cancelled and forfeited to us. Unless the applicable award agreement provides otherwise, in the event of a participant’s termination of employment or service due to disability or death, such participant’s stock options or SARs (to the extent exercisable at the time of such termination) will remain exercisable until one year after such termination and thereafter will be cancelled and forfeited to us. In the event of a participant’s termination of employment or service for cause, such participant’s outstanding stock options or SARs will immediately be cancelled and forfeited to us.

Unless the applicable award agreement provides otherwise, (1) with respect to restricted stock, in the event of a participant’s termination of employment or service for any reason other than death or disability, all unvested shares will be forfeited to us, (2) upon termination because of death or disability, all unvested shares of restricted stock will immediately vest, (3) all performance units and unvested restricted stock units will be forfeited upon termination for any reason, and (4) annual incentive awards will be forfeited in the event of a participant’s termination of employment or service, if the performance goals have not been met as of the date of termination.

Amendment and Termination

Unless the plan is earlier terminated by our board of directors, the plan will automatically terminate on July 19, 2017. Awards granted before the termination of the plan may extend beyond that date in accordance with their terms. The compensation committee is permitted to amend the plan or the terms and conditions of outstanding awards, including to extend the exercise period and accelerate the vesting schedule of such awards, but no such action may adversely affect the rights of any participant with respect to outstanding awards without the applicable participant’s written consent and no such action or amendment may violate rules under Section 409A of the Code regarding the form and timing of payment of deferred compensation. Stockholder approval of any such amendment will be obtained if required to comply with applicable law or the rules of the Nasdaq Global Market.

Transferability

Unless otherwise determined by the compensation committee, awards granted under the plan are not transferable except by will or the laws of descent and distribution. The compensation committee will have sole discretion to permit the transfer of an award to certain family members specified in the plan.

Adjustments

In the event a stock dividend, stock split, reorganization, recapitalization, spin-off, or other similar event affects shares such that the compensation committee determines an adjustment to be appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the plan, the compensation committee will (among other actions and subject to certain exceptions) adjust the number and type of shares available under the plan, the number and type of shares subject to outstanding awards and the exercise price of outstanding stock options and other awards.

1997 Equity Participation Plan and 2002 Equity Participation Plan

The 1997 Equity Participation Plan was approved by our stockholders on October 22, 1997 and was amended by our stockholders on April 18, 1998, on April 28, 1999 and on October 10, 2000, respectively. Under the 1997 plan, as amended, 6.75 million shares of our common stock are authorized for issuance. The 2002 Equity Participation Plan was approved by our stockholders on October 7, 2002 and was amended by our stockholders on January 31, 2007. Under the 2002 plan, as amended, 3.4 million shares of our common stock are authorized for issuance. The purposes of the plans are to attract and retain qualified persons upon whom, in large measure, our sustained progress, growth and profitability depend, to motivate the participants to achieve long-term company goals and to more closely align the participants’ interests with those of our other stockholders by providing them with a proprietary interest in our growth and performance. Our executive officers, employees, consultants and non-employee directors are eligible to participate in the plans.

The plans are administered by our compensation committee, which interprets each plan and has broad discretion to select the eligible persons to whom awards will be granted, as well as the type, size and terms and conditions of each award, including the exercise price of stock options, the number of shares subject to awards and the expiration date of, and the vesting schedule or other restrictions applicable to, awards.

The 1997 plan allows us to grant options, restricted stock, performance awards, deferred stock, stock payments and dividend equivalents. The 2002 plan allows us to grant the same awards except for dividend equivalents.

Stock Options. Options may be granted by our board of directors and may be either non-qualified options or incentive stock options. Options are subject to the terms and conditions, including vesting conditions, set by the compensation committee (and incentive stock options are subject to further statutory restrictions that are set forth in the plan). The exercise price for all stock options granted under the plan will be determined by the compensation committee, except that no stock options can be granted with an exercise price that is less than 100% of the fair market value of our common stock on the date of grant. Further, stockholders who own greater than 10% of our voting stock will not be granted incentive stock options that have an exercise price less than 110% of the fair market value of our common stock on the date of grant. The term of all stock options granted under the plan will be determined by the compensation committee, but may not exceed 10 years (five years for incentive stock options granted to stockholders who own greater than 10% of our voting stock). No incentive stock option may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that optionee, would have an aggregate fair market value in excess of $100,000. In the event an optionee is awarded $100,000 in incentive stock options in any calendar year, any incentive stock options in excess of $100,000 granted during the same year will be treated as non-qualified stock options. Each stock option will be exercisable at such time and pursuant to such terms and conditions as determined by the compensation committee in the applicable stock option agreement. Each option gives the participant the right to receive a number of shares of our common stock upon exercise of the option and payment of the exercise price. The plans authorize us to make or guarantee loans to participants to enable them to exercise their options. Such loans must (1) provide for recourse to the participant, (2) bear interest at a rate no less than the prime rate of interest, and (3) be secured by the shares of common purchased.

As of September 30, 2007, the Company has outstanding options to purchase an aggregate of 3.0 million shares of common stock under the plans at a weighted average exercise price of $0.44 per share.

Restricted Stock. Restricted stock is our common stock that is forfeitable until the restrictions lapse. The compensation committee will determine the restrictions for each award and the purchase price of the restricted stock. Restrictions on the restricted stock may include time-based restrictions or the achievement of specific performance goals. Vesting of restricted stock is conditioned upon the participant’s continued employment. If the performance goals are not achieved or the restrictions do not lapse within the time period provided in the award agreement, the participant will forfeit his or her restricted stock.

Performance Awards. Performance awards are any grant of a bonus consisting of cash or other property the amount and value of which, and/or the receipt of which, is conditioned upon the achievement of certain measures of the value of our common stock or other specific performance criteria specified by the compensation committee. The compensation committee will determine such performance goals and the performance period during which such goals must be met.

Deferred Stock. Deferred stock is the right to receive shares of our common stock at the end of a specified deferral period. The compensation committee will determine the number of shares and terms and conditions for each deferred stock award, and whether such deferred stock will be acquired upon the achievement of certain measures of the value of our common stock or other specific performance criteria specified by the compensation committee. Unless otherwise provided by the compensation committee, participants do not have any rights in deferred stock until such time as the award has vested and the common stock underlying the award has been issued.

Stock Payments. A stock payment is any payment in the form of (1) shares of our common stock or (2) options or other rights to purchase shares of our common stock as part of a deferred compensation arrangement made in lieu of all or any part of the compensation that would otherwise be payable to the participant.

Dividend Equivalents. Dividend equivalents are the right to receive the equivalent value (in cash or shares of our common stock) of any dividends declared on shares of our common stock, credited as of the applicable dividend payment date, during the period between the date a stock option, performance award or deferred stock is granted, and the date such stock option, performance award or deferred stock is exercised, expires or vests, as determined by the compensation committee.

Performance-Based Compensation

The objective performance criteria for awards (other than stock options and SARS) granted under the 1997 plan that are designed to qualify for the performance-based exception from the tax deductibility limitations of Section 162(m) of the Code are to be based on the market value, book value, net profits or other measure of the value of our common stock or other specific performance criteria determined appropriate by the compensation committee, or the appreciation in the market value, book value, net profits or other measure of the value of a specified number of shares of our common stock over a fixed period or periods determined by the compensation committee.

The objective performance criteria for awards (other than stock options and SARS) granted under the 2002 plan that are designed to qualify for the performance-based exception from the tax deductibility limitations of Section 162(m) of the Code are be based on our net income, pre-tax income, operating income, cash flow, earnings per share, return on equity, return on invested capital or assets, cost reductions or savings, the appreciation in the fair market value of our common stock or our earnings before interest, taxes, depreciation or amortization.

Employee Stock Purchase Plan

On July 19, 2007, our board of directors adopted the IPC The Hospitalist Company, Inc. Employee Stock Purchase Plan. The plan is subject to approval by our stockholders. The plan authorizes the issuance of up to an aggregate of 1,000,000 shares of our common stock to eligible employees. Employees are eligible to participate if we or one of our corporate subsidiaries employ them for at least 20 hours per week on a continuous basis. The plan will be administered by our compensation committee.

The plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be implemented through a series of offering periods. The plan generally provides for six-month offering periods beginning on January 1 and July 1 of each calendar year, or as otherwise determined by the compensation committee. The compensation committee has the ability to change the duration and/or frequency of offering periods under the plan and will determine the first offering period under the plan, which is expected to begin on or after January 1, 2008.

At the end of each six-month period, an automatic purchase of our common stock will be made on behalf of the plan’s participants. Eligible employees may purchase common stock through payroll deductions, which in any event must be at least 1% but may not exceed 15% of an employee’s compensation. Such purchases will be made at a price equal to 85% of the fair market value (i.e., closing price on the Nasdaq Global Market) of a share of our common stock on the first or last day of the offering period, whichever is less. Employees will be prohibited from selling the shares of common stock they purchase under the plan for a period of six months.

Under the plan, no employee will be granted an option to purchase our common stock if immediately after the grant the employee would own common stock, including any outstanding options to purchase our common stock, equaling 5% or more of the total voting power or value of all classes of our stock. In addition, the plan provides that no employee will be granted an option to purchase common stock if the option would permit the employee to purchase common stock under all of our employee stock purchase plans in an amount that exceeds $25,000 of the fair market value of such stock for each calendar year in which the option is outstanding.

For each employee, his or her participation will end automatically upon termination of employment with us or our corporate subsidiaries. In addition, employees may end their participation in the plan at any time. In the event of a merger or consolidation of us with and into another entity or the sale of transfer of all or substantially all of our assets, the compensation committee may, in its sole discretion, elect to accelerate any rights to purchase stock under the plan and/or terminate such rights.

Our board of directors has the authority to amend or terminate the plan, except that, subject to certain exceptions described in the plan, no such action may adversely affect any outstanding rights to purchase stock under the plan. We intend to file a registration statement on Form S-8 covering the shares of our common stock reserved for issuance under the plan.

Other Benefit Plans

Our employees, including our executive officers, are entitled to various employee benefits. These benefits include the following: medical and dental care plans; flexible spending accounts for healthcare; a long-term disability plan; life insurance plans; a 401(k) plan; and paid time off.

401(k) Plan

On January 1, 1998, we instituted a 401(k) plan. All of our full-time employees who are at least 21 years old are eligible to participate in our 401(k) plan on the first day of the month following completion of two months of service. We contribute an amount equal to 50% of the first 7% of the participant’s contributions. Our 401(k) plan also allows us to make discretionary profit sharing contributions, which will be administered by the compensation committee. Our contributions become fully vested after one year of employment.

Our matching contributions on behalf of an eligible employee generally become fully vested if such employee reaches normal retirement age, dies or becomes disabled while an employee. See Note 6 of Notes to Consolidated Financial Statements.

Director Compensation

During 2006, non-employee members of our board of directors received an annual retainer of $10,000. In addition, each director received $2,500 per meeting of the board of directors attended in person or $1,000 per meeting attended telephonically, and each committee member received $1,000 for each committee meeting attended. The chairpersons of the audit committee, compensation committee, and nominating and governance committee received annual retainers of $2,500. Non-employee directors also received an annual option grant of 15,000 shares, vesting in 12 equal monthly installments. Each such option had an exercise price equal to the fair value of our common stock on the date of grant and had a ten year term.

The table below provides information regarding 2006 compensation of non-management directors:

Name	Fees Earned or Paid in Cash $	Option Awards $(1)	Total $
Robin Bellas(2)(3)	$—	$1,369	$1,369
Rick Blume(2)(4)	$—	$1,369	$1,369
Mark J. Brooks(2)	$—	$1,369	$1,369
Kelly McCrann(5)	$27,667	$1,369	$29,036
Barry M. Smith	$38,675	$1,369	$40,044
C. Thomas Smith	$35,417	$1,369	$36,786
Chuck Timpe	$29,917	$1,369	$31,286

(1)	Amount reflects the expensed fair value of stock options granted in 2006, calculated in accordance with SFAS No. 123(R). See Note 7 of the “Notes to Consolidated Financial Statements—Stock Option Plans” for the year ended December 31, 2006 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.
(2)	Mr. Bellas, Mr. Blume and Mr. Brooks are principals in the venture capital firms that are our major stockholders and each waived their retainer and cash attendance payments.
(3)	Mr. Bellas resigned from the board of directors effective July 30, 2007.
(4)	Mr. Blume resigned from the board of directors effective August 12, 2007.
(5)	Mr. McCrann resigned from the board of directors effective December 31, 2006.

Effective July 1, 2007, each non-employee director receives an annual retainer of $25,000. In addition, each non-employee director receives $1,500 per meeting of the board of directors attended in person or $1,500 per meeting attended telephonically, and each committee member receives $1,500 per meeting attended of their respective committees. The chairpersons of the audit committee, the compensation committee and the nominating and governance committee also receive additional annual retainers of $12,000, $10,000 and $10,000, respectively.

Effective July 1, 2007, each non-employee director is entitled to receive an annual option grant to purchase 30,000 shares of our common stock, vesting in 12 equal monthly installments. Newly elected directors receive an initial option to purchase 100,000 shares of our stock, vesting in 24 equal monthly installments, and will thereafter participate in annual grants. Each such option has an exercise price equal to the fair market value of our common stock on the date of grant and has a ten-year term. Following the consummation of this offering, each non-employee director will become eligible to make elections to receive all or a portion of his or her annual cash retainer either in the form of stock options or deferred stock. Any such election will be made pursuant to the IPC The Hospitalist Company, Inc. 2007 Equity Participation Plan and will be subject to approval by the compensation committee.

These changes to our director compensation plan were suggested to the board of directors by the nominating and governance committee based upon a study done by an independent consultant of compensation practices of early stage public companies.

Limitation of Liability and Indemnification

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we are required to indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We believe that these bylaw provisions are necessary to attract and retain qualified directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Prior to completion of the offering, we intend to enter into indemnification agreements with each of our directors and officers to provide the maximum indemnity allowed to directors and executive officers by the Delaware General Corporation Law and allow for certain additional procedural protections. We believe that these agreements are necessary to attract and retain qualified directors and executive officers.

At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in their capacity as such, for which indemnification will be required or permitted. In addition, we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

Insofar as the provisions of our certificate of incorporation or bylaws provide for indemnification of directors or officers for liabilities arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AN D RELATED PARTY TRANSACTIONS

We have not entered into any transactions since January 1, 2004 in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers, any immediate family members of a director or executive officer or, to our knowledge, beneficial owners of more than 5% of our capital stock had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Compensation Discussion and Analysis.”

Policies and Procedures for Transactions with Related Persons

We will be adopting a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, or consultant by a related person will not be covered by this policy. A related person is any executive officer, director or a nominee for director, or a beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity where any such person acts as an officer or general partner of or otherwise controls, or in which such person holds an aggregate ownership interest of at least 10%.

Under the policy, if a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to all disinterested members of our board of directors) for review and approval. In considering related-person transactions, our audit committee will take into account the relevant available facts and circumstances including, without limitation, the following:

•	the approximate dollar amount involved in the transaction, including the amount payable to or by the related person;

•	the nature of the interest of the related person in the transaction;

•	whether the transaction may involve a conflict of interest;

•	whether the transaction was entered into on terms no less favorable to us than terms that could have been reached with an unaffiliated third-party; and

•	the purpose of the transaction and any potential benefits to us.

We did not previously have a formal policy concerning transactions with related persons.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of November 30, 2007, information regarding beneficial ownership of our capital stock by the following:

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of any class of our voting securities;

•	each of our current directors and proposed directors;

•	each of our named executive officers;

•	all current directors and executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership means that a person has or shares voting or investment power of a security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days after the measurement date. This table is based on information supplied by officers, directors and principal and selling stockholders. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

Unless otherwise indicated, we deem shares of common stock subject to options and warrants that are exercisable within 60 days of November 30, 2007 to be outstanding and beneficially owned by the person holding the options and warrants for the purpose of computing percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the ownership percentage of any other person.

The selling stockholders acquired their shares of our redeemable convertible preferred stock in a series of transactions occurring between 1997 and 2002. See “Description of Capital Stock—Preferred Stock.”

The percentage of shares beneficially owned before the offering is based on 69,638,753 shares of our common stock outstanding as of November 30, 2007, assuming conversion of all outstanding shares of our redeemable convertible preferred stock into an equal number of shares of common stock, but in accordance with the rules of the SEC, assuming no exercise of outstanding warrant or options. The percentage of shares beneficially owned after the offering is based on              shares of common stock outstanding after the closing of the offering, assuming no exercise of the underwriters’ over-allotment option. The percentage of shares beneficially owned after the offering assuming full exercise of the over-allotment option is based on              shares of common stock outstanding after the closing of the offering.

Unless otherwise indicated, the address for each person or entity named below is c/o IPC The Hospitalist Company, Inc., 4605 Lankershim Boulevard, Suite 617, North Hollywood, California 91602.

	Shares Beneficially Owned Prior to the Offering(1)		Shares Offered	Shares Beneficially Owned After Offering		Shares Offered in Over- Allotment Option	Shares Beneficially Owned After Offering Assuming Full Exercise of Over-Allotment Option
Name of Beneficial Owner	Number	Percent	Number	Number	Percent	Number	Number	Percent
Five Percent Stockholders

Entities affiliated with Scale Venture Partners(2)	22,178,877	31.84%			%			%

Entities affiliated with Morgenthaler Venture Partners(3)	17,763,868	25.50%			%			%

Entities affiliated with Bessemer Venture Partners(4)	12,151,397	17.45%			%			%

CB Healthcare Fund L.P.(5)	10,380,205	14.90%			%			%

Named Executive Officers and Directors

Adam D. Singer, M.D.(6)	4,515,593	6.48%			%			%

R. Jeffrey Taylor(7)	1,091,560	1.57%			%			%

Devra G. Shapiro(8)	888,978	1.28%			%			%

Richard G. Russell(9)	388,228	*			%			%

Mark J. Brooks(10)	30,000	*			%			%

Thomas P. Cooper, M.D.(11)	20,833	*			%			%

Barry M. Smith(12)	180,000	*			%			%

C. Thomas Smith(13)	176,873	*			%			%

Chuck Timpe(14)	180,000	*			%			%

All directors and executive officers as a group (9 persons)	7,472,065	10.69%			%			%

*	Less than one percent (1%).
(1)	Share amounts do not reflect the for reverse split of shares of our common stock that will be effected prior to the completion of this offering.
(2)

The securities are held of record by Bank of America Ventures, or BAV, and BankAmerica Investment Corporation, or BAIC. Bank of America Corporation, or BAC, is the parent of BAV and BAIC. Under the terms of a management agreement between Scale Management I, LLC, or Scale, and BAC, Scale manages the investment of our securities that are held by BAV and BAIC and therefore may be deemed to have beneficial ownership of the securities held by BAV and BAIC. Mark J. Brooks, one of our directors, is a managing director of Scale. The reported amounts include: (a) 18,826,546 shares of preferred stock owned of record by BAV, of which 2,119,953 shares are issuable upon exercise of warrants held by BAV that were exercisable as of November 30, 2007 or within 60 days of such date, (b) 3,322,331 shares of preferred stock owned of record by BAIC, of which 374,109 shares are issuable upon exercise of warrants held by BAIC that were exercisable as of November 30, 2007 or within 60 days of such date, and (c) 30,000 shares of common stock issuable upon exercise of stock options held by Mr. Brooks that were exercisable as of November 30, 2007 or within 60 days of such date. Mr. Brooks disclaims beneficial ownership of the securities held of record by BAV and BAIC except to the extent of his pecuniary interest therein, and as described in note (10), Mr. Brooks disclaims beneficial ownership of the shares issuable upon exercise of the stock options currently held by Mr. Brooks. BAC, as the parent of BAV and BAIC, may also be deemed to have voting and dispositive power over the shares held by BAV and BAIC as a result of certain approval rights with respect to such shares. The address of Scale, BAV and BAIC is 950 Tower Lane, Suite 700, Foster City, CA 94404, Attn: Mark J. Brooks.

(3)	The address for Morgenthaler Venture Partners IV, L.P. or MVP IV is Attn: Robin Bellas, 2710 Sand Hill Road, Suite 100, Menlo Park, CA 94025. Amounts include (a) 5,700,713 shares of preferred stock held by Morgenthaler Partners VII, L.P., or MP VII of which 950,119 shares may be purchased upon exercise of warrants that were exercisable as of November 30, 2007 or within 60 days after such date and (b) 12,063,155 shares of preferred stock held by Morgenthaler Venture Partners IV, L.P., of which 593,824 shares may be purchased upon exercise of warrants that were exercisable as of November 30, 2007 or within 60 days after such date. Morgenthaler Venture Partners IV, L.P. has the voting and investment power over the shares held by Morgenthaler Partners VII, L.P. In the case of MVP IV, the voting and disposition of the shares is determined by Morgenthaler Management Partners IV, L.P., which is the managing general partner of Morgenthaler Venture Partners IV, L.P. David T. Morgenthaler, Robert C. Bellas, Jr., John D. Lutsi, Gary J. Morgenthaler and Robert D. Pavey are the general partners of Morgenthaler Management Partners IV, L.P. and share voting and investment control over the shares held by Morgenthaler Venture Partners IV, L.P. Each general partner disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein. In the case of MP VII, the voting and disposition of the shares is determined by Morgenthaler Management Partners VII, LLC, which is the managing general partner of Morgenthaler Partners VII, L.P. Robert C. Bellas, Jr., Greg E. Blonder, James W. Broderick, Daniel F. Farrar, Andrew S. Lanza, Theodore A. Laufik, Gary R. Little, John D. Lutsi, Gary J. Morgenthaler, Robert D. Pavey, G. Gary Shaffer, Alfred J.V. Stanley and Peter G. Taft are the managing members of Morgenthaler Management Partners VII, LLC and share voting and investment control over the shares held by Morgenthaler Partners VII, L.P. Each managing member disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein.
(4)	The address for Bessemer Venture Partners IV L.P. is Attn: J. Edmund Colloton, 1865 Palmer Ave., Suite 104, Larchmont, NY 10538. Amounts include (a) 4,680,020 shares of preferred stock held by Bessec Ventures IV L.P., of which 332,541 shares may be purchased upon exercise of warrants that were exercisable as of November 30, 2007 or within 60 days after such date, (b) 354,295 shares of preferred stock held by Bessemer Venture Investors L.P., and (c) 7,117,082 shares of preferred stock held by Bessemer Venture Partners IV L.P. of which 498,813 shares may be purchased upon exercise of warrants that were exercisable as of November 30, 2007 or within 60 days after such date. Deer IV & Co. LLC is the general partner of Bessec Ventures IV L.P., Bessemer Venture Investors L.P. and Bessemer Venture Partners IV L.P., or collectively the Bessemer-related entities. Robert H. Buescher, William T. Burgin, David J. Cowan, Christopher F.O. Gabrieli and G. Felda Hardymon are the managing members of Deer IV & Co. LLC and share voting and dispositive power over the Bessemer-related entities. Deer IV & Co. LLC disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
(5)	The address for CB Health Ventures is Attn: Rick Blume, 800 Boylston Street, Suite 1585, Boston, MA, 02199. Amounts include 1,009,501 shares of preferred stock beneficially owned by CB Healthcare Fund, L.P., or the Fund which may be purchased upon exercise of warrants that were exercisable as of November 30, 2007 or within 60 days after such date. CB Health Ventures, L.L.C. serves as the general partner of the Fund. The sole Managers of the Fund are Frederick R. Blume, Daniel M. Cain, Enrico Petrillo and Robert B. Schulz. The Managers share voting control with respect to the shares held by the Fund. Each Manager disclaims beneficial ownership of the shares held by the Fund except to the extent of his pecuniary interest therein.
(6)	Includes (a) 233,639 shares of common stock held by Emerald Isle Trust of which Adam D. Singer, M.D. is trustee, (b) 1,764,804 shares of common stock held by Tower Trust of which Adam D. Singer, M.D. is trustee, (c) 233,639 shares of common stock held by Whitehall Trust of which Adam D. Singer, M.D. is trustee, and (d) 71,664 shares beneficially owned by Adam D. Singer, M.D. which may be purchased upon exercise of stock options that were exercisable as of November 30, 2007 or within 60 days after such date. Pursuant to the terms of the trust agreement governing Tower Trust, upon the completion of this offering, Dr. Singer will no longer serve as the trustee of Tower Trust, and will disclaim beneficial ownership of the shares held by Tower Trust at that time.

(7)	Amounts include 91,560 shares beneficially owned by R. Jeffrey Taylor, which may be purchased upon exercise of stock options that were exercisable as of November 30, 2007 or within 60 days after such date.
(8)	Includes (a) 873,979 shares of common stock held by The Alan and Devra Shapiro Trust dated June 9, 2003 of which Devra G. Shapiro is trustee and (b) 14,999 shares beneficially owned by Devra G. Shapiro which may be purchased upon exercise of stock options that were exercisable as of November 30, 2007 or within 60 days after such date.
(9)	Amounts include 13,312 shares beneficially owned by Richard G. Russell which may be purchased upon exercise of stock options that were exercisable as of November 30, 2007 or within 60 days after such date.
(10)	Amounts include 30,000 shares beneficially owned by Mark J. Brooks which may be purchased upon exercise of stock options that were exercisable as of November 30, 2007 or within 60 days after such date. Pursuant to policies of Scale and BAV, Mr. Brooks is obligated to transfer ownership of any such shares issued upon exercise to BAV. Mr. Brooks disclaims beneficial ownership of such shares that may be purchased upon exercise of stock options except to the extent of his pecuniary interest therein.
(11)	Amounts include 20,833 shares beneficially owned by Thomas P. Cooper M.D., which may be purchased upon exercise of stock options that were exercisable as of November 30, 2007 or within 60 days after such date.
(12)	Amounts include 5,000 shares beneficially owned by Barry M. Smith, which may be purchased upon exercise of stock options that were exercisable as of November 30, 2007 or within 60 days after such date.
(13)	Amounts include (a) 150,622 shares of common stock held by TMS Family Investments, Ltd., a limited partnership, and (b) 26,251 shares beneficially owned by C. Thomas Smith, which may be purchased upon exercise of stock options that were exercisable as of November 30, 2007 or within 60 days after such date.
(14)	Amounts include 10,000 shares beneficially owned by Chuck Timpe, which may be purchased upon exercise of stock options that were exercisable as of November 30, 2007 or within 60 days after such date.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Comerica Bank Revolving Line of Credit

In August 2005, we amended and restated in its entirety our $30.0 million asset-based loan agreement with Comerica Bank, or the Comerica Facility, which was further amended in March 2006, January 2007 and October 2007. The October 2007 amendment extended the maturity of the facility, added a $10.0 million term loan to the existing $30 million revolving line and removed a borrowing base requirement and minimum cash deposit requirement. The revolving credit facility is limited by a certain multiple times the trailing twelve months of earnings before interest, depreciation, and certain non-cash items. Borrowings under the Comerica Facility bear interest at a rate, based on either LIBOR plus 1.5% to 2.0%, or the lender’s prime rate, as selected by us for each advance. We pay an unused commitment fee equal to 0.25% per annum on the difference between the $30.0 million revolving line capacity and the average balance outstanding during the year. Outstanding amounts advanced to us are repayable on or before the revolving maturity date of September 15, 2011.

The Comerica Facility is secured by all of our personal and intellectual property assets, except those held subject to purchase money loans and capital leases. Our outstanding principal balance under the credit facility as of November 30, 2007 was $17.5 million, and as of December 31, 2006 and 2005 was $8.9 million and $7.8 million respectively. The line of credit includes various customary financial covenants and restrictions, as well as customary remedies for our lenders following an event of default. As of November 30, 2007, we were in compliance with such financial covenants and restrictions.

GE Healthcare Financial Services Revolving Line of Credit for Purchase of Equipment

We have entered into a master security agreement that governs a financing arrangement with GE Healthcare Financial Services, or GEHFS, pursuant to which GEHFS has agreed to finance our purchase of miscellaneous equipment, which we refer to as the GEHFS Facility. For each equipment purchase, we are required to execute an equipment schedule that is attached to the master security agreement, which schedule sets forth the terms of each such equipment financing. Historically, the dollar amount of equipment financed in a single year has ranged from $1.0 million to $1.4 million, while the term of repayment is typically 36 months, payable in monthly installments. Borrowings under the GEHFS Facility bear interest at a rate varying between 6.5% and 9.0% per annum.

The GEHFS Facility is secured by a first priority security interest in the financed equipment. Our outstanding principal balance under the GEHFS Facility as of November 30, 2007 was $1.9 million in the aggregate, and as of December 31, 2006 and 2005 was $2.1 million and $1.7 million, respectively. The master security agreement includes various customary financial covenants and restrictions, as well as customary remedies for our lender following an event of default. As of November 30, 2007, we were in compliance with such financial covenants and restrictions.

American Imperial Credit Companies Premium Finance Agreement for Purchase of the 2007 Professional Liability Policy Premium

In December 2006, we entered into a premium finance agreement with American Imperial Credit Companies, or AICCO, pursuant to which AICCO agreed to finance our 2007 professional liability policy premium, which we refer to as the AICCO Facility, less a down payment that we were required to make to our insurance carrier. The total amount financed under this agreement was $3.4 million, is payable in monthly installments through December 1, 2007 and bears interest of 7.3%. Our outstanding principal balance under the AICCO Facility as of November 30, 2007 was $0.3 million.

The AICCO Facility is secured by a security interest in all right, title and interest in the policy, including (1) all money that is or may be due to us because of a loss under the policy that reduces the unearned premiums, (2) any return of premium for the policy, and (3) dividends which may become due to us in connection with the policy.

As of the date of this prospectus, we have no other debt outstanding.

DESCRIPTION OF CAPITAL STOCK

Upon the consummation of this offering, our authorized capital stock will consist of             shares of common stock, $0.001 par value per share, and             shares of preferred stock, $             par value per share.

Common Stock

As of             , 2007,                                  shares of our common stock were outstanding and held of record by stockholders, assuming conversion of all of our outstanding preferred stock.

Each share of our common stock entitles its holder to one vote on all matters to be voted on by our stockholders and there are no cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect a majority of directors standing for election. Subject to preferences to which holders of any of our preferred stock may be entitled, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up our business, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the satisfaction of any liquidation preference of any of our outstanding shares of preferred stock. Holders of our common stock have no preemptive rights, conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering will be fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of holders of shares of our preferred stock or any series of preferred stock that we may designate in the future.

Preferred Stock

Contemporaneous with this offering, as long as the offering price for our common stock registered pursuant to this prospectus equals or exceeds $                      per share (which per share price assumes the effectiveness of a                      for                      reverse split of shares of our common stock, to be effected prior to the completion of this offering); and gross proceeds from this offering equal or exceed $50,000,000, each outstanding share of our Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock will automatically convert into one share of common stock. The discussion below describes the series of transactions pursuant to which our selling stockholders acquired their preferred stock and warrants.

In a series of private placement offerings made from October 31, 1997 through April 29, 1998, we issued 10,318,866 shares of Series A Convertible Preferred Stock to Morgenthaler Venture Parties IV, L.P., or MVP, Bessec Ventures IV, L.P., or Bessec, Bessemer Ventures Partners IV, L.P., or BVP, and its affiliate Bessemer Ventures Investors L.P. Each investor paid $0.5645 for each share of our Series A Convertible Preferred Stock.

On April 28, 1999, we issued 17,893,968 shares of Series B Convertible Preferred Stock in a private placement offering to BankAmerica Ventures, or BAV, MVP, BVP, Bessec, and CBHF. Each investor paid $0.70 for each share of our Series B Convertible Preferred Stock.

On December 15, 2000, we issued 11,139,850 shares of Series C Convertible Preferred Stock in a private placement offering to BAV, BAV’s affiliate BA Venture Partners V, or BAVP, MVP, BVP, Bessec and CBHF. Each investor paid $0.842 for each share of our Series C Convertible Preferred Stock. In connection with this issuance, we issued 2,197,150 warrants to purchase Series C Convertible Preferred Stock to the investors in our Series C Convertible Preferred Stock with an exercise price of $0.842 per share.

On October 7, 2002, we issued 18,408,551 shares of Series D Convertible Preferred Stock in a private placement offering to BAV, BAVP, MVP’s affiliate Morgenthaler Partners IV, L.P., BVP, Bessec and CBHF. Each investor paid $0.842 for each share of our Series D Convertible Preferred Stock. In connection with this issuance, we issued 3,681,710 warrants to purchase Series D Convertible Preferred Stock to the Series D investors with an exercise price of $0.842.

The terms of each series of our preferred stock described above provide that the holders of such preferred stock are each entitled to voting rights based on the number of shares of common stock the preferred stock could be converted into at the time of a vote. The holders are entitled to receive, when declared, noncumulative cash dividends at an annual rate of 8% prior to any declaration or payment of dividends on the common stock.

Under the terms of each of the warrant agreements described above, the holder may convert the warrant, at any time, in whole or in part, into a number of preferred shares based on the fair market value of the shares less the warrant price, in lieu of exercising the warrant. The number and purchase prices of the shares under the warrants are subject to adjustment if we effect a subdivision, combination, reverse stock split or a stock split of the outstanding preferred stock. If our preferred stock is converted into common stock or the series are reclassified for any reason, then, upon exercise, the warrant holder has the right to receive common stock or the reclassified shares in an amount equal to the amount that such holder would have been entitled to receive prior to the conversion or reclassification. The term of these warrant agreements, and the right to purchase preferred stock, expires on the earlier of April 7, 2008 or the effective date of this registration statement.

Following this offering, we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights

Pursuant to the terms of our registration rights agreement, following this offering, the holders of              shares of our common stock issued upon conversion of our preferred stock and warrants will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand Registration Rights. At any time beginning six months after the completion of this offering, upon the written request of holders of at least fifty percent of the common stock having registration rights that we file a registration statement under the Securities Act, with an anticipated aggregate price to the public of at least $5.0 million, we will be obligated to use our best efforts to register such shares. We are required to effect no more than two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in any twelve month period if we determine that the filing would be seriously detrimental to us and our stockholders, and are not required to effect the filing of a registration statement during the period beginning 60 days prior to our good faith estimate of the day of filing of, and ending on a date 180 days following the effective date of, a registration initiated by us.

Piggyback Registration Rights. If we register any of our securities for public sale, the stockholders with registration rights will have the right to include any or all of their shares in the registration statement subject to certain exceptions.

Form S-3 Registration Rights. If we register any securities for public sale, the holders of at least 25% of the shares having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $500,000. We are required to file no more than two registration statements on Form S-3 upon exercise of these rights per any 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Pro Ration. If the underwriters have advised us that the number of common shares requested to be registered in this offering exceed the number of common shares which can be sold in this offering without materially and adversely affecting the success of this offering, we may include only those shares, based on a pro rata priority set forth in the registration rights agreement, which the underwriters believe can be sold without any such material adverse effect.

Registration Expenses. We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by the holders requesting that we file such a registration statement, subject to limited exceptions.

Expiration of Registration Rights. The registration rights described above will expire five years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder to the extent all the shares held by and issuable to such holder may be sold under rule 144 of this Securities Act in any 90 day period or such stockholder holds less than 1% of the then outstanding common shares.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Other Agreements

Stockholders' rights and related matters are governed by the Delaware General Corporation Law, our certificate of incorporation and our bylaws. Provisions of the Delaware General Corporation Law, our certificate of incorporation, and our bylaws, which are summarized below, may discourage or make more difficult a takeover attempt that a stockholder might consider in its best interest. These provisions may also adversely affect prevailing market prices for the common stock.

Board of Directors

Our certificate of incorporation will provide that the board of directors will be classified with approximately one-third elected each year. The number of directors will be fixed from time to time by a majority of the total number of directors which we would have at the time such number is fixed if there were no vacancies. The directors will be divided into three classes, designated class I, class II and class III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. The initial division of the board into classes will be made by the decision of a majority of the entire board. The term of the initial class I directors will terminate on the date of the 2008 annual meeting of stockholders; the term of initial class II directors will terminate on the date of the 2009 annual meeting of stockholders; and the term of initial class III directors will terminate on the date of the 2010 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2008, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. In addition, if the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. The board of directors has the sole authority to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise. Our certificate of incorporation will also provide that directors may be removed only for cause at a meeting of stockholders at which a quorum is present by the affirmative vote of at least two-thirds of the votes entitled to be cast thereon. Any amendment to the provisions of our certificate of incorporation described in this paragraph requires the affirmative vote of at least two-thirds of the votes entitled to be cast on such matter.

Advance Notice Requirements for Stockholder Proposals Related to Director Nominations

Our bylaws will contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after that anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. The procedure for stockholder nominations for the 2008 annual meeting will be governed by this proviso. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary no later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

A stockholder's notice to our corporate secretary must be in proper written form and must set forth some information related to the stockholder giving the notice, including:

•	the name and record address of that stockholder;

•	the class and number of shares of our capital stock which are owned beneficially or of record by that stockholder;

•	a description of all arrangements or understandings between that stockholder and any other person in connection with the nomination and any material interest of that stockholder in the nomination; and

•

a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that nomination before the meeting;

•	and, as to each person whom the stockholder proposes to nominate for election as a director:

•	the name, age, business and residence addresses, and the principal occupation and employment of the person;

•	the class and number of shares of our capital stock which are owned beneficially or of record by the person; and

•

any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Exchange Act.

Advance Notice Requirements for other Stockholder Proposals

Our bylaws will contain advance notice procedures with regard to stockholder proposals not related to nominations. These notice procedures, in the case of an annual meeting of stockholders, mirror the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary. In the case of a special meeting, notice of other stockholder proposals must be received by our corporate secretary not less than 90 days prior to the date that meeting is proposed to be held.

A stockholder's notice to our corporate secretary must be in proper written form and must set forth, as to each matter that stockholder proposes to bring before the meeting:

•	a description of the business desired to be brought before the meeting and the reasons for conducting that business at the meeting;

•	the name and record address of that stockholder;

•	the class and number of shares of our capital stock which are owned beneficially or of record by that stockholder;

•

a description of all arrangements or understandings between that stockholder and any other person in connection with the proposal of that business and any material interest of that stockholder in that business; and

•

a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that business before the meeting.

Undesignated Preferred Stock. Our certificate of incorporation will authorize our board of directors to designate by resolution, different classes and/or series of preferred stock. Our board of directors will also be empowered to fix the relative rights, preferences, privileges and limitations of each class or series of preferred stock. This means that our board of directors may issue shares of preferred stock with rights and preferences, including, among other things, dividend, liquidation, redemption and voting rights, that are superior to the rights, preferences and privileges of the shares of common stock included in this offering. The ability of our board of directors to designate the rights and preferences of the preferred stock could impede or deter an unsolicited tender offer, merger or takeover of our business, or make a change of control of our company difficult to accomplish.

No Stockholder Action by Written Consent; Special Meeting. Our certificate of incorporation precludes stockholders from initiating or effecting any action by written consent and thereby taking actions opposed by our board of directors in that manner. This limit on the ability of our stockholders to act by written consent may also lengthen the amount of time required to take stockholder actions. Our bylaws also provide that special meeting of stockholders may be called only by our board of directors.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•

an affiliate or associate of the corporation who was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

•	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•	the board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•

after completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.

Transfer Agent and Registrar

                     has been appointed as the transfer agent and registrar for our common stock.

Listing

We expect that our common stock will be approved for listing on the Nasdaq Global Market under the trading symbol “IPCM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on shares outstanding as of                     , 2007, upon the consummation of this offering,              shares of common stock will be outstanding. Of these outstanding shares,              shares sold in this offering, or              shares if the underwriter’s over-allotment option is exercised in full, will be freely transferable without restriction or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined under Rule 144 under the Securities Act, or Rule 144.

The remaining              shares of common stock that will be outstanding upon the consummation of this offering will be “restricted securities” as defined under Rule 144. Restricted securities may be sold in the U.S. public markets only if registered or if they qualify for an exemption from registration, including by reason of Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. For shares of common stock received upon a “cashless exercise” of a warrant or option, the Rule 144 or 144(k) holding period commences on the date the holder acquired that warrant. For shares of common stock received upon payment of the exercise price, the Rule 144 or 144(k) holding period commences on the date the holder acquired the shares of common stock received upon exercise. These remaining shares will be eligible for sale in the public market as follows:

•	Upon the expiration of the lock-up agreements described below, approximately additional shares will be eligible for sale pursuant to Rules 144 and 701;

•

Beginning in                     , of the              shares referred to in the previous bullet,              shares will be eligible for resale pursuant to Rule 144(k), and the remaining shares of our common stock referred to in the previous bullet (assuming these shares are not held by our affiliates) may become eligible for resale under Rule 144(k) at various dates thereafter.

Additionally, of the              shares of common stock issuable upon exercise of warrants and options outstanding as of                     , 2007, approximately              shares will be vested and eligible for sale              days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the restricted securities proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Under Rule 701, shares of our common stock acquired from us in connection with a qualified compensatory plan or other written agreement may be resold, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of this offering, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

As of                     , 2007, options to purchase a total of              shares of common stock were outstanding, of which              were vested. Of the total number of shares of our common stock issuable under these options,                      are subject to lock-up agreements with the underwriters.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock that are issuable pursuant to our 2007 Equity Participation Plan. These registration statements will be effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Registration Rights

After completion of this offering and based on shares outstanding as of                     , 2007, the holders of              shares of our capital stock will be entitled to various rights with respect to the registration of their shares of common stock for offer or sale to the public pursuant to a registration rights agreement. Such registration will permit the resale of those shares in the public market. See “Description of Capital Stock—Registration Rights.”

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of both Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. for a period of 180 days, subject to certain exceptions, after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. waive, in writing, such an extension.

Our officers, directors and certain of our existing stockholders have entered into lock-up agreements, pursuant to which they have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of both Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus subject to certain exceptions, including certain bona fide gifts. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. waive, in writing, such an extension.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a beneficial owner that, for U.S. federal income tax purposes, is treated as a non-U.S. holder. As used in this prospectus, the term “non-U.S. holder” is a person that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation or partnership (including any entity treated as such for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (1) the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

An individual may be treated, for U.S. federal income tax purposes, as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a 3-year period ending in the current calendar year. The 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year. Residents are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. We urge beneficial owners of our common stock that are a partnership and partners in these partnerships to consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock.

This discussion assumes that non-U.S. holders will acquire and hold our common stock sold pursuant to this offering as a capital asset (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended, or the Code, which will generally be the case if you hold the stock for investment.

This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular non-U.S. holder in light of the holder’s individual investment or tax circumstances, or to non-U.S. holders that are subject to special tax rules. In addition, this description of U.S. tax consequences does not address:

•	U.S. state and local or non-U.S. tax consequences;

•	the tax consequences for the stockholders, partners, beneficiaries or other owners of a non-U.S. holder; and

•	special tax rules that may apply to non-U.S. holders subject to special tax treatment under U.S. federal tax laws, including:

•	former citizens or residents of the Untied States subject to tax as expatriates;

•	partnerships or other pass-through entities;

•	hybrid entities;

•	tax-exempt entities;

•	controlled foreign corporations;

•	passive foreign investment companies,

•	banks and insurance companies;

•	certain trusts;

•	dealers in securities;

•	brokers;

•	holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction or integrated transaction; and

•	persons who hold or receive our common stock as compensation.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not requested a ruling from the IRS or an opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

In view of the foregoing and because the following is intended as a general summary only, we urge you to consult your tax advisor regarding the U.S. federal tax consequences of acquiring, owning or disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.

Dividends

As described under “Dividend Policy” above, we do not anticipate making distributions with respect to our common stock in the foreseeable future. If, however, distributions are made with respect to shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. (References in the remainder of this discussion to “dividends” will be to distributions that are treated as dividends for U.S. federal tax purposes.) Distributions in excess of our current or accumulated earnings and profits generally will constitute a return of capital to the extent of the recipient’s adjusted tax basis in our common stock and will be applied against and reduce such adjusted tax basis. To the extent that a non-dividend distribution exceeds the recipient’s adjusted tax basis in our common stock, the excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated, for non-U.S. holders, as described under “—Disposition of Common Stock” below.

Dividends we pay to a non-U.S. holder, that are not treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, generally will be subject to U.S. federal income withholding tax at a rate of 30% of the gross amount of the dividend unless the holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. To receive a reduced treaty rate, prior to the payment of a dividend a non-U.S. holder must provide us with an IRS Form W-8BEN (or successor form) certifying qualification for the reduced rate.

Dividends we pay to a non-U.S. holder that are treated as effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, or (if an applicable income tax treaty applies) that are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, generally are not subject to the U.S. withholding tax. To obtain this exemption, prior to the payment of a dividend, a non-U.S. holder must provide us with an IRS Form W-8ECI (or successor form) properly certifying this exemption. Such effectively connected dividends or dividends attributable to a permanent establishment, together with other U.S. trade or business income, net of specified deductions and credits, generally are subject to U.S. federal income tax at rates applicable to U.S. persons. In addition, such dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business (or dividends attributable to a corporate non-U.S. holder’s permanent establishment in the United States if an income tax treaty applies) may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Regardless of whether the distribution is treated as effectively connection with the non-U.S. holder’s conduct of a trade or business in the United States, if we are, or have been at any time during the five-year period preceding such distribution (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation” (see “—Disposition of Common Stock” below), we may be required to withhold 10% of the gross amount of a non-dividend distribution. Consequently, we may withhold at a 10% rate in circumstances in which withholding at a 30% rate (or lower rate as specified in an applicable income tax treaty) does not apply or may not apply.

A non-U.S. holder who provides us with an IRS Form W-8BEN or an IRS Form W-8ECI will be required to periodically update such form.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following applies:

•

The non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other conditions are met;

•

The gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or (if an applicable tax treaty requires) attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder, which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits purposes; or

•

We are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation,” unless (1) our common stock is regularly traded on an “established securities market,” as defined in applicable U.S Treasury regulations, and (2) the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant 5-year period (or the non-US holder’s holding period, if shorter). Generally, we will be a United States real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and our other assets used or held for use in a trade or business, all as determined under applicable U.S Treasury regulations. Although we believe we are not currently a U.S. real property holding corporation and do not expect to become a U.S. real property holding corporation, it is possible that, because of our acquisition, construction and development of real property in the United States through our facilities, we could become a U.S. real property holding corporation. Accordingly, no assurances can be made in this regard. If we are a U.S. real property holding corporation and you are a non-U.S. stockholders owning more than 5% of our outstanding common stock, directly or indirectly, during the relevant period prescribed above, you may be subject to U.S. federal tax on its disposition of our common stock and should consult your tax advisor.

U.S. Federal Estate Taxes

An individual non-U.S. holder who is treated as the owner, or has made certain lifetime transfers, of an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of distributions paid, the name and address of the recipient and the amount of the tax withheld, if any. A similar report is sent to the holder. The information reporting requirement applies regardless of whether withholding was required. Copies of the information returns reporting those distributions and withholding, if any, may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. The gross amount of dividends paid to a non-U.S. holder subject to information reporting that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations may be subject to backup withholding at the applicable rate.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to additional informational reporting and backup withholding. Backup withholding will not apply of the non-U.S. holder established an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN (or successor form). Notwithstanding the foregoing, backup withholding may apply of either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner.

The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income or estate tax treaty.

UND ERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2008, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Jefferies & Company, Inc.
Wachovia Capital Markets, LLC
William Blair & Company, L.L.C.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                      additional shares from us and an aggregate of              additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                     per share. The underwriters and selling group members may allow a discount of $                     per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$

Expenses payable by us	$	$	$	$

Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

Expenses payable by the selling stockholders.	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of both Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. for a period of 180 days, subject to certain exceptions, after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. waive, in writing, such an extension.

Our officers, directors and certain of our existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of both Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus subject to certain exceptions, including certain bona fide gifts. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. waive, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We will apply to list the shares of common stock on the Nasdaq Global Market.

In connection with the listing of the common stock on the Nasdaq Global Market, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 400 beneficial owners.

Certain of the underwriters and their respective affiliates may in the future perform, investment banking, financial advisory and lending services for us and our affiliates for which they will receive, customary fees and expenses.

Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations among us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

•	the information included in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history of and prospectus for our business and our past and present operations;

•	our past and present earnings and current financial position;

•	an assessment of our management;

•	the market of securities of companies in business similar to ours; and

•	the general condition of the securities markets.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The common stock is offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the common stock directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the Act) of the Federal Republic of Germany has been or will be published with respect to our prospectus. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

The common stock is being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities, (hereinafter, “Professional Investors”) provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

NOTICE TO CANAD IAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under Resale Restrictions; and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEG AL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, Sidley Austin LLP, Los Angeles, California. Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, is acting as counsel for the underwriters in connection with this offering.

EXPE RTS

The consolidated financial statements and schedule of IPC The Hospitalist Company, Inc. as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 appearing in this registration statement and prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. In addition, upon the consummation of this offering, we will file annually, quarterly, and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may obtain copies of this information by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

IPC THE HOSPITALIST COMPANY, INC.

I NDEX TO CONSOLIDA TED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors

IPC The Hospitalist Company, Inc.

(formerly InPatient Consultants Management, Inc.)

We have audited the accompanying consolidated balance sheets of IPC The Hospitalist Company, Inc. (formerly InPatient Consultants Management, Inc.) (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IPC The Hospitalist Company (formerly InPatient Consultants Management, Inc.) at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 9 to the consolidated financial statements, the Company has adopted the Financial Accounting Standards Board Staff Position 150-5 “Issuers Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments that are Redeemable” during the year ended December 31, 2005.

/s/    Ernst & Young LLP

Los Angeles, California

March 22, 2007 except for Notes 9 and 10 for which the date is October 29, 2007

IPC The Hospitalist Company, Inc.

Consolidated Balance Sheets

(dollars in thousands, except for per share data)

	December 31
	2005	2006
Assets
Current assets:
Cash and cash equivalents	$6,721	$5,946
Short-term investments	5,251	—
Accounts receivable, net	20,851	31,518
Prepaid expenses and other current assets	3,786	7,029
Deferred tax assets, net	2,153	1,308

Total current assets	38,762	45,801

Restricted cash	2,500	2,500
Furniture and equipment, net	1,937	2,307
Goodwill	17,391	21,970
Other intangible assets, net	474	516
Deferred tax assets, net	2,123	2,935

Total assets	$63,187	$76,029

Liabilities
Current liabilities:
Accounts payable	$4,376	$7,176
Accrued compensation	7,311	8,223
Medical malpractice and self-insurance reserves	775	653
Accrued litigation loss and other claims	3,025	3,598
Short-term debt and current portion of capital leases	2,659	4,410

Total current liabilities	18,146	24,060
Long-term debt and capital leases, less current portion	8,799	10,041
Medical malpractice and self-insurance reserves	4,409	7,352
Preferred stock warrant liabilities	1,898	2,588

Total liabilities	33,252	44,041

Redeemable convertible preferred stock	42,731	43,002

Stockholders’ deficit:
Common stock, $.001 par value, 87,300,000 shares authorized, 7,432,976 and 7,963,245 shares issued and outstanding in 2005 and 2006, respectively	7	8
Additional paid-in capital (deficit)	(254)	20
Accumulated deficit	(12,549)	(11,042)

Total stockholders’ deficit	(12,796)	(11,014)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$63,187	$76,029

See accompanying notes to consolidated financial statements.

IPC The Hospitalist Company, Inc.

Consolidated Statements of Income

(dollars in thousands, except for per share data)

	Years Ended December 31
	2004	2005	2006
Net revenue	$91,668	$110,883	$148,098

Operating expenses:
Cost of Services—physician practice salaries, benefits and other	62,660	78,966	109,332
General and administrative	24,351	27,587	32,330
Litigation loss and other claims	—	3,025	1,377
Depreciation and amortization	781	671	1,098

Total operating expenses	87,792	110,249	144,137

Income from operations	3,876	634	3,961
Net interest income (expense)	46	33	(1,080)
Loss on fair value of preferred stock warrant liabilities	—	(90)	(690)

Income before income taxes and cumulative effect of change in accounting principle	3,922	577	2,191
Income tax provision (benefit)	283	(4,009)	413

Net income before cumulative effect of change in accounting principle	3,639	4,586	1,778
Cumulative effect of change in accounting principle	—	(941)	—

Net income	3,639	3,645	1,778
Accretion of redeemable convertible preferred stock	—	(248)	(271)
Income allocable to preferred stockholders	(3,453)	(3,397)	(1,507)

Net income attributable to common stockholders	$186	$—	$—

Per share data:
Net income per share attributable to common stockholders—historical:
Basic	$0.04	$—	$—

Diluted	$—	$—	$—

Net income per share attributable to common stockholders—pro forma:
Basic	$0.06	$0.06	$0.03

Diluted	$0.05	$0.05	$0.03

See accompanying notes to consolidated financial statements.

IPC The Hospitalist Company, Inc.

Consolidated Statements of Stockholders’ Deficit

(dollars in thousands)

	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2004	5,002,474	$5	$(478)	$(19,585)	$(20,058)
Issuance of common stock	62,101	—	4	—	4
Repurchase of common stock	(5,499)	—	(1)	—	(1)
Net income	—	—	—	3,639	3,639

Balance at December 31, 2004	5,059,076	5	(475)	(15,946)	(16,416)
Issuance of common stock	2,376,400	2	222	—	224
Repurchase of common stock	(2,500)	—	(1)	—	(1)
Accretion of redeemable convertible preferred stock	—	—	—	(248)	(248)
Net income	—	—	—	3,645	3,645

Balance at December 31, 2005	7,432,976	7	(254)	(12,549)	(12,796)
Issuance of common stock	795,113	1	149	—	150
Repurchase of common stock	(264,844)	—	(97)	—	(97)
Tax benefits from stock options	—	—	196	—	196
Stock-based compensation expense	—	—	26	—	26
Accretion of redeemable convertible preferred stock	—	—	—	(271)	(271)
Net income	—	—	—	1,778	1,778

Balance at December 31, 2006	7,963,245	$8	$20	$(11,042)	$(11,014)

See accompanying notes to consolidated financial statements.

IPC The Hospitalist Company, Inc.

Consolidated Statements of Cash Flows

(dollars in thousands)

	Years Ended December 31
	2004	2005	2006
Operating activities
Net income	$3,639	$3,645	$1,778
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	781	671	1,098
Stock-based compensation expense	—	—	26
Gain on disposal of equipment	—	(20)	—
Revaluation of preferred stock warrant liabilities	—	1,031	690
Deferred taxes	—	(4,275)	33
Changes in assets and liabilities:	—	—	—
Accounts receivable	1,476	(6,438)	(10,667)
Prepaid expenses and other current assets	(336)	(908)	(3,243)
Accounts payable	666	780	1,211
Accrued compensation	1,285	2,013	912
Medical malpractice and self-insurance reserves	1,867	1,891	2,821
Accrued litigation loss and other claims	—	3,025	573

Net cash provided by (used in) operating activities	9,378	1,415	(4,768)

Investing activities
Acquisitions of physician practices	(525)	(14,781)	(3,257)
Sale (purchase) of short-term investments, net	957	(120)	5,251
Purchase of furniture and equipment	(515)	(1,440)	(1,240)
Cash restriction by lender	—	(2,500)	—
Other long-term liabilities	—	(90)	—

Net cash provided by (used in) investing activities	(83)	(18,931)	754

Financing activities
Proceeds (payments) on long-term debt and capital leases, net	(104)	8,534	2,992
Net proceeds from issuance of common and preferred stock	403	224	51
Excess tax benefits from stock-based compensation	—	—	196

Net cash provided by financing activities	299	8,758	3,239

Net (decrease) increase in cash and cash equivalents	9,594	(8,758)	(775)
Cash and cash equivalents, beginning of year	5,885	15,479	6,721

Cash and cash equivalents, end of year	$15,479	$6,721	$5,946

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$115	$99	$1,046

Income taxes	$116	$755	$1,485

Acquisitions of physician practices consisted of the following:
Acquired assets	$551	$15,377	$4,848
Accrued consideration	(26)	(596)	(1,591)

Net cash paid for acquisitions	$525	$14,781	$3,257

Accretion of redeemable convertible preferred stock	$—	$(248)	$(271)

See accompanying notes to consolidated financial statements.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2006

1. Operations and Significant Accounting Policies

Business and Basis of Presentation

IPC The Hospitalist Company, Inc., (formerly InPatient Consultants Management, Inc.) and its subsidiaries (the “Company,” “IPC,” “we,” “us,” and “our”) is a national physician group practice company that operates and manages full-time hospitalist practices. Hospitalists are acute-care physician specialists, who focus on a patient’s hospital care from time of admission to discharge and have no outpatient responsibilities. Hospitalists practice exclusively in hospitals or other inpatient facilities, including acute, sub-acute and long-term care settings. The physicians are primarily full-time employees of Company subsidiaries or consolidated professional medical corporations, although part-time and temporary physicians are also employed on an as-needed basis.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of IPC The Hospitalist Company, Inc. and its wholly owned subsidiaries and consolidated professional medical corporations managed under long-term management agreements (the Professional Medical Corporations). Under the management agreements, IPC provides and performs all nonmedical management and administrative services, including financial management, information systems, marketing, risk management and administrative support. The management agreements have an initial term of 20 years and are automatically renewable for successive 10-year periods unless terminated by either party for cause. The management agreements are not terminable by the Professional Medical Corporations except in the case of gross negligence, fraud, or other illegal acts by IPC, or bankruptcy of IPC. Through the management agreements and IPC’s relationship with the stockholders of the Professional Medical Corporations, IPC has exclusive authority over all nonmedical decision making related to the ongoing business operations of the Professional Medical Corporations. Further, IPC’s rights under the management agreements are unilaterally salable or transferable. Based on the provisions of the agreements, IPC has determined that the professional medical corporations are variable interest entities, and that IPC is the primary beneficiary as defined in Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46), and consequently consolidates the revenue and expenses of the Professional Medical Corporations from the date of execution of the agreements. All intercompany balances and transactions have been eliminated in consolidation.

Segment Reporting

We operate in a regional operating structure. The results of our regional operations are aggregated into a single reportable segment for purposes of presenting financial information as outlined in Statement of Financial Accounting Standards No. 131 (“FAS 131”), “Disclosures about Segments of an Enterprise and Related Information.”

Revenues

Net revenue consists of fees for medical services provided by our affiliated hospitalists under fee-for-service, case rate, and other professional fee arrangements with various payors including Medicare, Medicaid, managed care organizations insurance companies, and hospitals. Net revenue is reported on the accrual basis in the period in which services are provided, at rates that reflect the amount expected to be collected. The process of estimating the ultimate amount of revenue to be collected is highly subjective and requires the application of judgment by us based on many factors, including contractual reimbursement rates, the payer mix, age of receivables, historical cash collection experience and other relevant information. Revenue related to patient responsibility accounts is recorded at amounts reasonably assured of collection, which is net of a

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

1. Operations and Significant Accounting Policies (continued)

provision for uncollectible accounts. During the years ended December 31, 2004, 2005 and 2006, we recorded a provision for uncollectible accounts of $3,975,000, $4,268,000 and $5,119,000, respectively. We write off uncollectible accounts receivable after reasonable collection efforts have been exhausted.

During the years ended December 31, 2004, 2005 and 2006, we received approximately 53%, 54%, and 52%, respectively, of our patient volume from Medicare and Medicaid programs.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses at the date and for the periods that the financial statements are prepared. Significant estimates include the estimated net realizable value of accounts receivable, and the estimated liabilities for claims incurred but not reported (IBNR) related to our medical malpractice coverage. The process of estimating the ultimate amount of revenue to be collected and the estimate of IBNR involves judgment decisions, which are subject to an inherent degree of uncertainty. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of bank deposits and money market accounts.

Short-Term Investments

We account for our investments in marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Realized gains and losses and unrealized losses judged to be other than temporary with respect to available-for-sale and held-to-maturity securities are included in the determination of net income. The cost of securities sold is determined using the specific-identification method. Fair values of securities are based on quoted prices in active markets.

Marketable securities are designated as available-for-sale and are carried at fair value. Unrealized gains or losses, if any, net of applicable income taxes, are recorded in stockholders’ equity as other comprehensive income. Since these securities may be readily liquidated, they are classified as current assets without regard to the securities’ contractual maturity dates.

Marketable securities as of December 31, 2005, consist of U.S. Treasury Securities with maturities due in one year or less. Unrealized gains or losses at December 31, 2005, are insignificant. We had no marketable securities at December 31, 2006.

Restricted Cash

Restricted cash consists of the minimum deposit amount we are required to maintain with our lender as discussed in Note 4 to the Consolidated Financial Statements.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

1. Operations and Significant Accounting Policies (continued)

Accounts Receivable and Concentrations of Credit Risk

Accounts receivable primarily consists of amounts due from third-party payers, including government sponsored Medicare and Medicaid programs and insurance companies, and amounts due from hospitals and patients. Accounts receivable are stated at the amount expected to be collected, net of reserves for amounts estimated by us to be uncollectible. At December 31, 2005 and 2006, we recorded an allowance for uncollectible accounts of $1,257,000 and $1,810,000, respectively. Concentrations of credit risk, which consist primarily of accounts receivable, is limited due to the large number of payers comprising our diverse payer mix and patient base except with respect to the Medicare and Medicaid programs. Receivables from Medicare and Medicaid programs made up approximately 45% and 41% of the net accounts receivable at December 31, 2005 and 2006, respectively.

Furniture and Equipment

Furniture and equipment are stated on the basis of cost. Repairs and maintenance are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Amortization of items under capital leases is provided using the straight-line method over the lease period. The depreciable life is generally three years for equipment and software, seven years for furniture and the lesser of the useful life or lease period for leasehold improvements.

At December 31, furniture and equipment consisted of the following (dollars in thousands):

	2005	2006
Furniture	$986	$1,125
Computer equipment and software	3,411	4,511
Office equipment	1,259	1,289
Leasehold improvements	132	155

	5,788	7,080
Less accumulated depreciation and amortization	(4,526)	(4,934)

	1,262	2,146
Equipment and software for billing and financial reporting systems not yet in service	675	161

	$1,937	$2,307

Depreciation and amortization expense for furniture and equipment was $768,000, $637,000 and $870,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Goodwill and Other Intangible Assets

We record acquired assets and liabilities at their respective fair values under the purchase method of accounting. Goodwill represents the excess of cost over the fair value of the net assets acquired. Other intangible assets primarily represent the fair value of hospital service contract agreements and noncompete agreements acquired in connection with certain asset purchase agreements. Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite-lived intangible assets are not amortized. Separable identified intangible assets that have finite lives are amortized over their useful lives.

We review and evaluate goodwill and other intangible assets for impairment on an annual basis, as well as when events or changes in business conditions suggest potential impairment, at the entity level since we operate

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

1. Operations and Significant Accounting Policies (continued)

in only one line of business. The testing for impairment is completed using a two step test. The first step compares the fair value of the Company with its carrying amount, including goodwill. If the carrying amount of the entity exceeds its fair value, a second step is performed to determine the amount of any impairment loss. During 2004, 2005 and 2006, no impairment indicators were present and no impairment was recognized.

Medical Malpractice Liability Insurance

We maintain medical malpractice insurance coverage that indemnifies us and our employed health care professionals on a claims-made basis with a portion of self-insurance retention. Claims-made coverage covers only those claims reported during the policy period. The current policy period is through December 31, 2007. We expect to be able to continue to obtain coverage in future years; however, such coverage may not continue to be available at acceptable costs and favorable terms.

In addition, we record reserves for self-insurance retention and an estimate of our liabilities, on an undiscounted basis, for claims incurred but not reported based upon actuarial loss projections using our historical loss experience. At December 31, 2005 and 2006, we accrued reserves totaling $5,183,000 and $8,005,000, respectively, for potential future uninsured claims including a provision for incurred but not reported claims not covered under its claims-made insurance policy.

Stock-Based Compensation

At December 31, 2006, we had two stock-based employee compensation plans, which are described more fully in Note 7 to the Consolidated Financial Statements. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. No stock-based employee compensation cost was recognized in the consolidated statements of income for the years ended December 31, 2004 and 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the prospective-transition method. Under that transition method, prior periods are not revised for comparative purposes. Compensation cost recognized in 2006 includes amounts for awards that are outstanding on the adoption date that are subsequently modified and amounts for all awards granted subsequent to the adoption date, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

As a result of adopting SFAS No. 123(R) on January 1, 2006, our income before income taxes and net income for the year ended December 31, 2006, are $26,000 and $15,000 lower, respectively, than if we had continued to account for stock-based compensation under APB 25.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. This standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

1. Operations and Significant Accounting Policies (continued)

also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 requires that the change in accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for the period rather than being reported in an income statement. In the event of a change in accounting principle, SFAS No. 154 will require a restatement of previously issued financial statements to reflect the effect of the change in accounting principle on prior periods presented. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material effect on our consolidated financial position, results of operations or cash flows.

In July 2006, the FASB released Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting and disclosure for uncertainty in income taxes recognized in financial statements. FIN 48 prescribes a comprehensive accounting model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that we have taken or expect to take on a tax return. FIN 48 will be effective beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.

On September 15, 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 will require the fair value of an asset or liability to be based on a market based measure which will reflect the credit risk of the company. SFAS No. 157 will also require expanded disclosure requirements which will include the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS No. 157 will be applied prospectively and will be effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact SFAS No. 157 will have on our consolidated financial position, results of operations and cash flows.

Cumulative Effect of Change in Accounting Principle

Effective July 1, 2005, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. 150-5, Issuer’s Accounting Under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”), an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”). Pursuant to FSP 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the consolidated balance sheet at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of income.

Upon adoption of FSP 150-5, the Company reclassified the fair value of its warrants to purchase shares of its redeemable convertible preferred stock from equity to a liability and recorded a cumulative effect loss of approximately $941,000 for the change in accounting principle. The Company recorded a charge of approximately $90,000 to reflect the increase in fair value between July 1, 2005 and December 31, 2005. For the year ended December 31, 2006, the Company recorded a charge of $690,000, reflected as the loss on fair value of preferred stock warrant liabilities in the consolidated statements of income. The Company will continue to adjust the liabilities for changes in fair value until the earlier of the exercise of the warrants to purchase shares of its redeemable convertible preferred sock or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders’ deficit.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

1. Operations and Significant Accounting Policies (continued)

The pro forma effect of the adoption of FSP 150-5 on the results of operations for the years ended December 31, 2004 and 2005, if applied retroactively assuming FSP 150-5 had been adopted in these years, has not been disclosed as these amounts would not be materially different from the reported amounts.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Acquisitions

We acquired six hospitalist physician practices during 2006 for a total cost of $2,656,000. In connection with these acquisitions, we recorded goodwill of $2,387,000 and other identifiable intangible assets consisting of physician and hospital agreements of $269,000. The results of operations are included in the consolidated financial statements from the date of acquisition. In addition to the initial consideration, the asset purchase agreements provide for additional future consideration to be paid based upon the achievement of certain operating results of the acquired practices as of certain measurement dates. These additional payments are not contingent upon the future employment of sellers. The amounts of such payments, if any, cannot be determined until such measurement dates. During 2006, we recorded additional goodwill of $2,192,000 for the payment of contingent consideration related to prior year acquisitions.

3. Other Intangible Assets

At December 31, other intangible assets consist of the following (dollars in thousands):

	2005	2006
Noncompete agreements	$355	$495
Hospital contracts	181	310

	536	805
Less accumulated amortization	(62)	(289)

	$474	$516

Other intangible assets are being amortized over their estimated useful lives of three years and have a weighted average remaining useful life of 2.1 years at December 31, 2006. Amortization expense for identifiable intangible assets was $12,000, $34,000 and $227,000 for the years ended December 31, 2004, 2005, and 2006, respectively. We estimate our intangible asset amortization will be $255,000 in 2007, $233,000 in 2008 and $28,000 in 2009.

4. Debt and Capital Leases

In August 2005, we amended and restated our asset-based revolving line of credit agreement with our lender. Pursuant to the 2005 Second Amended and Restated Loan and Security Agreement (Agreement), the loan capacity is $30,000,000. In March 2006 and January 2007, we executed a First and a Second Amendment, respectively, to the Agreement. According to the Agreement, as amended, we can request advances not to exceed the loan capacity as follows: 1) up to an amount equal to its Borrowing Base which is defined as 80% of eligible accounts receivable balances plus 50% of unbilled accounts, with such unbilled accounts not to exceed $1,500,000, 2) without regard to the Borrowing Base, a nonformula advance in the amount of $15,000,000; and 3) in no event shall the aggregate advances exceed a certain multiple times the trailing 12 months of earnings

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

4. Debt and Capital Leases (continued)

before interest, depreciation, taxes and amortization, and such earning’s measurement shall exclude unusual and nonrecurring gains and losses. Such advances will bear interest at a rate, based on either LIBOR plus one and one-half percent (1.5%) to two percent (2.0%) or our lender’s prime rate plus zero percent (0%) to one quarter of one percent (.25%). Such rate is selected by us for each advance as determined in the Agreement. We are also required to maintain a minimum amount of $2,500,000 on deposit with our lender at all times and pay an unused commitment fee of one quarter of one percent (.25%) per annum on the difference between the $30,000,000 revolving line capacity and the average balance outstanding during the year. The $2,500,000 has been reflected as restricted cash in the accompanying balance sheet. Outstanding amounts advanced to us are repayable on or before the revolving maturity date of April 1, 2008. The revolving line of credit is secured by all personal and intellectual property, except assets held subject to purchase money loans and capital leases. Our outstanding principal balance under the line of credit at December 31, 2005 and 2006 was $7,800,000 and $8,900,000, respectively. The line of credit includes various customary remedies for lenders following an event of default. At December 31, 2006, we were in compliance with such financial covenants and restrictions. We have an outstanding letter of credit of $3,700,000, which reduced the amount available under the line of credit, to guarantee a surety bond associated with a legal judgment against the Company as described in Note 11 to the Consolidated Financial Statements.

In early 2007, we borrowed $3,640,000 against the line of credit to fund our obligations related to hospitalist practice acquisitions as described in Note 2 to the Consolidated Financial Statements, thereby, increasing the outstanding principal balance under the line of credit to $12,540,000 as of March 14, 2007.

For the year ended December 31, 2004, we expensed approximately $115,000 in interest cost, and $286,000 and $23,000 in interest cost and unused commitment fees, respectively, for the year ended December 31, 2005, and $1,266,000 and $47,000, in interest cost and unused commitment fees, respectively, for year ended December 31, 2006.

At December 31, debt and capital leases consist of the following (dollars in thousands):

	2005	2006
Revolving line of credit, secured by personal property with interest at rates ranging from 7.37% to 7.43%, due on April 1, 2008.	$7,800	$8,900
Loan agreements, secured by personal property, payable in monthly installments through December 2009, with interest at rates ranging from 6.51% to 8.16%.	1,734	2,089
Medical malpractice liability policy obligations with interest rates ranging from 4.46% to 7.30% secured by the policy, payable in monthly installments through December 2007	1,924	3,462

	11,458	14,451
Less current portion	(2,659)	(4,410)

Long-term debt, long-term portion	$8,799	$10,041

Future maturities under long-term debt are as follows (dollars in thousands):

2007	$4,410
2008	9,713
2009	328

$14,451

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

5. Net Interest Income and Expense

Interest income is reported net of interest expense. Interest income consists of amounts earned from interest bearing bank deposit and money market accounts, and investments in U.S. Treasury Securities. Interest expense is comprised of interest costs and unused loan commitment fees charged by our lenders as discussed in Note 4 to the Consolidated Financial Statements.

Net interest income (expense) for the years ended December 31, is comprised of the following (dollars in thousands):

	2004	2005	2006
Interest income	$161	$342	$233
Interest expense	115	309	1,313

Net interest income (expense)	$46	$33	$(1,080)

6. Income Taxes

We use the liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Under this method, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future.

Prior to 2005, we placed a full valuation allowance on our deferred tax assets to reduce the deferred tax assets to the amount that was believed more likely than not to be realized. In assessing the need for a valuation allowance, we considered all available positive and negative evidence, including past results, the existence of cumulative losses in prior years, and forecasted future taxable income. During 2005, the valuation allowance, primarily related to net operating losses (NOLS), was partially reversed based on historical earnings and expected future income from operations adequate to recognize most of the deferred tax assets. During 2006, the remaining valuation allowance for consolidated entities that file consolidated tax returns was reversed based on continued earnings and expected future income from operations. The benefit recognized from the reversal of the valuation allowance resulted in a reduction of income tax expense. The remaining valuation allowance relates to NOLs and other deferred tax assets from consolidated entities that file separate tax returns for which the realization of the deferred tax asset is not more likely than not to be utilized.

The income tax provision (benefit) for the years ended December 31, is comprised of the following (dollars in thousands):

	2004	2005	2006
Current:
Federal	$261	$115	$202
State	22	151	179

Total current	283	266	381

Deferred:
Federal	—	(3,398)	(42)
State	—	(877)	74

Total deferred	—	(4,275)	32

Total provision (benefit)	$283	$(4,009)	$413

In 2006, $196,000 of tax benefit for stock options exercised through December 31, 2006 has been recorded to additional paid-in capital.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

6. Income Taxes (Continued)

Certain consolidated professional medical corporations of the Company are not consolidated for tax return purposes. Included in state taxes net of federal provision in the table below are the related effects of the separate return filing requirements. A reconciliation of the provision (benefit) for income taxes compared with amounts at the U.S. statutory tax rate for the years ended December 31, is shown below (dollars in thousands):

	2004	2005	2006
Statutory federal tax provision	$1,334	$196	$745
Increase (decrease) in taxes resulting from:
State taxes net of federal benefit	90	106	302
Change in valuation allowance	(1,220)	(4,442)	(969)
Permanent differences and other	79	131	335

Income tax provision (benefit)	$283	$(4,009)	$413

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, the significant components of the deferred tax assets and liabilities of the Company consist of the following (dollars in thousands):

	2005	2006
NOL and suspended loss carryforwards	$2,129	$1,247
Allowance for uncollectible accounts	214	760
Accrued vacation	236	283
IBNR accrual	2,177	3,362
Prepaid insurance	—	(1,624)
Depreciation and amortization	(348)	(921)
State taxes	(263)	(252)
Alternative minimum tax credit carryforward	208	200
Litigation loss accrual	1,271	1,641
Nonqualified stock options	—	11
Other	98	14

Total deferred tax assets	5,722	4,721
Less valuation allowance	(1,446)	(478)

Net deferred tax asset	$4,276	$4,243

Net short-term deferred tax asset	$2,153	$1,308
Net long-term deferred tax asset	2,123	2,935

Total net deferred tax asset	$4,276	$4,243

We have federal NOL carryforwards of $3,142,000, which begin to expire in 2019, and state NOL carryforwards of $2,228,000, which begin to expire in 2012. Federal NOLs of $1,954,000 incurred before 1999 are subject to an annual change of ownership limitation of approximately $196,000 per Internal Revenue Code Section 382 and applicable state statutes, which may limit our ability to utilize a portion of these losses. We have federal and state alternative minimum tax credit carryovers of $184,000 and $15,000, respectively, which do not expire.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

7. Defined Contribution Plan

In 1998, we adopted a 401(k) plan, InPatient Consultants Management, Inc. Savings Plan (the Plan). The Plan is a defined contribution plan covering substantially all employees. Employees are eligible to participate in the Plan on the first day of the month following completion of one month of service. We contribute an amount equal to 50% of the first 6% of the participant’s contributions. Employees vest in the Company contributions based on years of service, over a five-year period. We fund contributions as accrued. Expense recognized in connection with our contributions amounted to approximately $930,000, $1,023,000 and $1,553,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

8. Stock Option Plans

In 1997, we adopted the 1997 Equity Participation Plan (the 1997 Plan) for the benefit of eligible employees, directors and consultants. We have reserved 6,750,000 common shares for issuance pursuant to the 1997 Plan. The options generally vest over a four-year period from date of grant, and unrestricted options terminate on the 10th anniversary of the agreement date. Compensation expense is recorded on a straight-line basis over the vesting period.

In 2002, we adopted the 2002 Equity Participation Plan (the 2002 Plan) for the benefit of eligible employees, directors and consultants. We originally reserved 3,000,000 common shares for issuance pursuant to the 2002 Plan. In early 2007, we increased the number of shares eligible for issuance to 3,400,000. The options generally vest over a four-year period from date of grant, and unrestricted options terminate on the 10th anniversary of the agreement date. Compensation expense is recorded on a straight-line basis over the vesting period.

All stock options issued during the three years ended December 31, 2006 were issued with exercise prices equal to the fair value of shares at the grant date. The fair value of shares during 2004, 2005 and 2006 was determined contemporaneously with the related grants.

Stock-based compensation expense for the year ended December 31, 2006 was $26,000 and such expense is included in general and administrative expenses. No stock-based compensation expense was recognized for the years ended December 31, 2004 and 2005, in accordance with SFAS No. 123. As of December 31, 2006, there was $31,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of four years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

Year Ended December 31, 2006
Risk-free interest rate	5.0%
Expected volatility	37.0%
Expected option life (in years)	6.25
Expected dividend yield	0.0%

The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues. The expected volatility is primarily based on historical volatility levels of our public competitors. The expected option life of each award granted was calculated using the “simplified method” in accordance with Securities Exchange Commission Staff Accounting Bulletin No. 107.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

8. Stock Option Plans (continued)

The following table summarizes activity in the 1997 Plan and the 2002 Plan during the year ended December 31, 2006 (dollars in thousands, except for per share data).

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (months)	Aggregate Intrinsic Value
Options outstanding at beginning of year	6,227,932	$.15
Changes during year:
Granted	422,750	.28
Exercised	(795,113)	.19
Forfeited	(383,010)	.22

Options outstanding at end of year	5,472,559	.15	5.57	$1,429

Options exercisable at end of year	4,310,324	$.12	4.80	$1,251

Range of Exercise Prices	Options Outstanding			Options Exercisable
	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price
$0.06	1,506,565	2.02	$.06	1,506,565	$.06
$0.12	2,150,695	5.73	.12	2,117,901.12
$0.25 – $0.38	1,815,299	8.28	.26	685,858.25

$0.06 – $0.38	5,472,559	5.57	$.15	4,310,324	$.12

As of December 31, 2006, the aggregate intrinsic value of our outstanding stock options was $1,429,000 with a weighted average remaining contractual term of 5.57 years. The weighted-average fair value of options granted for the year ended December 31, 2006 was $0.13. The total intrinsic value of stock options exercised during the year ended December 31, 2006 was $95,000.

See Note 9 to the Consolidated Financial Statements for information on warrants issued to purchase Redeemable Preferred Stock.

9. Redeemable Convertible Preferred Stock

We have four series of authorized and outstanding redeemable convertible preferred stock (Preferred Stock Series): Series A, Series B, Series C and Series D. The holders of the Preferred Stock Series are each entitled to voting rights based on the number of shares of common stock the preferred stock could be converted into at the time of a vote. The number of shares of common stock is determined by dividing the respective preferred stock liquidation value by the conversion price which was initially set and remains as of December 31, 2006, as a one-to-one ratio. The conversion price is subject to downward adjustment in the event of certain dilution events.

The holders are entitled to receive, when declared, noncumulative cash dividends at an annual rate of 8%, prior to any declaration or payment of dividends on the common stock. Upon liquidation, the preferred stock entitles the holder to receive a distribution of $.5645 per share for Series A, $.70 per share for Series B, and $.842 per share for Series C and Series D, plus all declared and unpaid dividends on such shares, prior to and in

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

9. Redeemable Convertible Preferred Stock (continued)

preference to any distribution to holders of common stock. Any remaining assets to be distributed are shared on a pro rata basis between the holders of the Preferred Stock Series and the holders of the common stock. Through December 31, 2006, we have not declared dividends payable on any of the Preferred Stock Series.

Each Preferred Stock Series share is automatically converted at the conversion rate previously described upon an underwritten public offering of the Company with an offering price that equals or exceeds $2.50 per share and gross proceeds that equal or exceed $50,000,000. Further, each Preferred Stock Series share is automatically converted at the election of at least 66 2/3% of the Preferred Stock Series holders. On or after October 7, 2007, if 60% of the holders of the outstanding Preferred Stock Series shares elect, voting as a single class, and subject to certain stipulations in the amended and restated certificate of incorporation, the stockholders may exercise a redemption clause, whereby we would be required to pay the stockholders redemption proceeds of $.5645 per share for Series A shares, $.70 per share for Series B shares, and $.842 per share for Series C and Series D shares over a three-year period.

As of December 31, 2006, warrants to purchase 6,432,193 shares of redeemable preferred stock were outstanding. These warrants were issued to investors, an equipment lessor and our lender during the years 2000 through 2002. The terms under the warrant agreements vary from five to 10 years and the warrant prices range from $0.70 to $0.842 per share. The warrants to the investors were issued in connection with the sale of redeemable preferred shares, while the warrants to the equipment lessor and our lender were issued in connection with equipment and debt financing. We recognized interest expense related to the warrants issued the equipment lessor and our lender, during the year of issuance of such warrants. The number and purchase prices of the shares under the forgoing warrants are subject to adjustment if we effect a subdivision, combination, reverse stock split or a stock split of the outstanding Preferred Stock. In lieu of exercising the warrant, the holder may convert the warrant, at any time, in whole or in part, into a number of preferred shares based on the fair market value of the shares less the warrant price. The term of the warrant agreements, and the right to purchase preferred stock, expires on the earlier of the term-expiration date or for some of the warrants, a certain period following the filing of a registration statement under the Securities Act of 1933.

The fair value of the warrants is recorded as a liability and remeasured at each reporting period with gains or losses recognized as (loss) gain on fair value of preferred stock warrant liabilities. The fair value of these warrants at December 31, 2005 and 2006 was $1,898,000 and $2,588,000, respectively.

The fair value of the above warrants was determined using the Black-Scholes pricing model based on the following assumptions:

	Years Ended December 31,
	2005	2006
Expected Term (Series B)	1.3	1.1
Expected Term (Series C)	1.1	0.4
Expected Term (Series D)	0.9	0.4
Risk-free interest rate	3%	4%
Expected volatility	26%	37%
Expected dividend yield	—	—

On October 5, 2007 the expiration dates of certain warrants scheduled to expire on October 7, 2007 were extended to the earlier of April 7, 2008 or the effective date of a registration statement under the Securities Act of

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

9. Redeemable Convertible Preferred Stock (continued)

1933, as amended, for registration of the Company’s common stock. On October 29, 2007, we amended our certificate of incorporation to remove the redemption feature of our preferred stock. At that date, the preferred shares and warrants have been reclassified as equity. No further changes to the fair value of such warrants will be made so long as we continue to meet the conditions of EITF No. 00-19, and maintain sufficient authorized but unissued common shares to issue upon exercise of the warrants.

The following summarizes the activity in our preferred stock accounts (dollars in thousands, except for per share data):

	Series A Shares	Amount	Series B Shares	Amount	Series C Shares	Amount	Series D Shares	Amount	Total

Balance at January 1, 2004	9,610,274	$5,425	17,893,968	$12,526	11,139,850	$9,380	18,408,551	$15,500	$42,831
Issuance of Series A preferred stock	708,592	400	—	—	—	—	—	—	400

Balance at December 31, 2004	10,318,866	$5,825	17,893,968	$12,526	11,139,850	$9,380	18,408,551	$15,500	$43,231

Reclassification of warrants to liabilities	—	—	—	—	—	(114)	—	(634)	(748)
Accretion of redeemable preferred stock	—	—	—	—	—	114	—	134	248

Balance at December 31, 2005	10,318,866	$5,825	17,893,968	$12,526	11,139,850	$9,380	18,408,551	$15,000	$42,731

Accretion of redeemable preferred stock	—	—	—	—	—	—	—	271	271

Balance at December 31, 2006	10,318,866	$5,825	17,893,968	$12,526	11,139,850	$9,380	18,408,551	$15,271	$43,002

10. Earnings Per Share

The Company follows EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128, which established standards regarding the computation of earnings per share (“EPS”) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF Issue No. 03-6 requires earnings attributable to common stockholders for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred shareholders based on their respective rights to receive dividends. Basic net income per share is then calculated by dividing income attributable to common stockholders (including the reduction for any undeclared, preferred stock dividends assuming current income for the period had been distributed) by the weighted-average number of common shares outstanding, net of shares subject to repurchase by the Company, during the period. EITF Issue No. 03-6 does not require the presentation of basic and diluted net income per share for securities other than common stock; therefore, the following net income per share amounts only pertain to the Company’s common stock. The Company calculates diluted net income per share under the if-converted method unless the conversion of the preferred stock is anti-dilutive to basic net income per share. To the extent preferred stock is anti-dilutive, the Company calculates diluted net income per share under the two-class method.

Our redeemable convertible preferred stockholders are entitled to receive, when declared, noncumulative cash dividends at an annual rate of 8%, prior to any declaration or payment of dividends on our common stock. Consequently, under EITF Issue No. 03-06, such preferred shares are considered to be participating shares, and

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

10. Earnings Per Share (continued)

we first allocate our earnings to our preferred shareholders to satisfy the 8% preferred return to the extent we have sufficient earnings to satisfy this preferred return. If our earnings are not sufficient to satisfy this preferred return, we allocate all our earnings to the preferred shareholders, but not more than our earnings.

The calculations of basic and diluted net income per share attributable to common stockholders for the years ended December 31, 2004, 2005 and 2006 are as follows (dollars in thousands, except for per share data):

	2004	2005	2006
Basic:
Net income attributable to common stockholders	$186	$—	$—

Weighed average number of common shares outstanding	5,059,515	6,135,502	7,743,246

Basic net income per share attributable to common stockholders	$0.04	$—	$—

Diluted:
Net income attributable to common stockholders	$186	$—	$—

Weighted average number of common shares outstanding	5,059,515	6,135,502	7,743,246
Weighted average number of dilutive common equivalents	61,542,719	61,200,731	61,558,408

Weighted average number of common and common equivalents	66,602,234	67,336,233	69,301,654

Diluted net income per share attributable to common stockholders	$—	$—	$—

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

10. Earnings Per Share (continued)

The following pro forma of basic and diluted net income per share attributable to common stockholders assumes the conversion of preferred shares to common stock at a ratio of 1:1 as well as a cashless exchange of warrants held by our preferred shareholders using the treasury stock method (dollars in thousands, except per share data):

	2004	2005	2006
Basic:
Net income attributable to common stockholders—historical	$186	$—	$—
Accretion of redeemable convertible preferred stockholders	—	248	271
Income allocable to preferred stockholders	3,453	3,397	1,507

Net income attributable to common stockholders—pro forma	$3,639	$3,645	$1,778

Weighed average number of common shares outstanding—historical	5,059,515	6,135,502	7,743,246
Add number of preferred shares and warrants converted to common shares	59,080,369	59,150,487	59,469,867

Common shares outstanding—pro forma	64,139,884	65,285,989	67,213,113

Basic net income per share attributable to common stockholders—pro forma	$0.06	$0.06	$0.03

Diluted:
Net income attributable to common stockholders—historical	$186	$—	$—
Accretion of redeemable convertible preferred stockholders	—	248	271
Income allocable to preferred stockholders	3,453	3,397	1,507

Net income attributable to common stockholders—pro forma	$3,639	$3,645	$1,778

Weighted average number of common shares outstanding—historical	5,059,515	6,135,502	7,743,246
Add number of preferred shares and warrants converted to common shares	59,080,369	59,150,487	59,469,867
Add weighted average number of dilutive common equivalent shares	2,462,350	2,050,244	2,088,542

Common shares outstanding—pro forma	66,602,234	67,336,233	69,301,655

Diluted net income per share attributable to common stockholders—pro forma	$0.05	$0.05	$0.03

11. Related-Party Transactions

We maintained a services agreement with Consultants For Lung Disease (CFLD), a physician practice, owned partially by our chief executive officer. Under the terms of the agreement, we provided billing and collection services to CFLD for a monthly fee based on volume. This services agreement was terminated during 2005. For the years ended December 31, 2004 and 2005, we generated $87,000 and $43,000, respectively, of revenue under this agreement, which is included in general and administrative expenses in the accompanying consolidated financial statements as an offset against our expenses related to billing and collecting for services rendered. Prepaid expenses and other current assets include approximately $12,000 due from CFLD at December 31, 2005 and 2006.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

12. Commitments and Contingencies

Leases

We lease certain buildings and equipment under operating leases. Certain building leases contain renewal options. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2006, are as follows (dollars in thousands):

2007	$1,592
2008	976
2009	404
2010	196
2011	83
Thereafter	38

Total	$3,289

Rent expense for the years ended December 31, 2004, 2005 and 2006 was approximately $1,242,000, $1,439,000 and $1,526,000, respectively.

Regulatory Matters

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. We believe that we are in compliance with all applicable laws and regulations and we are not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

We operate in certain states regulated under corporate practice of medicine laws and we believe that we are in compliance with all such laws.

Legal

In the ordinary course of our business, we become involved in pending and threatened legal actions and proceedings, most of which involve claims of medical malpractice related to medical services provided by its affiliated physicians. We may also become subject to other lawsuits which could involve significant claims and/or significant defense costs.

Other than the legal action noted below, we believe, based upon our review of pending actions and proceedings, that the outcome of such legal actions and proceedings will not have a material adverse effect on our business, financial condition, results of operations, or cash flows. The outcome of such actions and proceedings, however, cannot be predicted with certainty and an unfavorable resolution of one or more of them could have a material adverse effect on our business, financial condition, results of operations, or cash flows in a future period.

In 1999, a lawsuit was filed by a former independent contractor (plaintiff) against the Company, our chief executive officer and an affiliated company owned partially by our chief executive officer. The lawsuit claimed breach of an oral agreement to market and sell a computer program. This action was tried in The Superior Court of the State of California, County of Los Angeles, with a verdict in favor of the plaintiff in 2005. We filed an appeal with the California Court of Appeals, which subsequently upheld the judgment in favor of the Plaintiff in August 2007. We filed an appeal with the State of California Supreme Court in October 2007.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

12. Commitments and Contingencies (continued)

As a result of the court’s findings, we have recorded $3,025,000 as a litigation loss and other claims in our consolidated statement of income and a corresponding liability in the consolidated balance sheet to reflect a reserve for the judgment. For the years ended December 31, 2005 and 2006, related interest expense and other costs of approximately $7,000 and $401,000, respectively, were recorded. The related income tax benefit of $1,641,000 has been recorded as a current deferred tax asset in the consolidated balance sheet as of December 31, 2006.

Liability Insurance

Although we currently maintain liability insurance policies on a claims-made basis, with a self insurance retention, which are intended to cover malpractice liability and certain other claims, the coverage must be renewed annually and may not continue to be available to us in future years at acceptable costs and on favorable terms. In addition to the known incidents occurring through December 31, 2006, that have resulted in the assertion of claims, we cannot be certain that our insurance coverage will be adequate to cover liabilities arising out of claims asserted against it in the future where the outcomes of such claims are unfavorable. During 2006, we settled a professional liability claim in excess of our insurance policy limit. We recorded the excess loss at the net present value of $1,312,000 and recorded such excess under litigation loss and other claims in our consolidated statement of income. We paid $750,000 of this settlement during 2006 and recorded the balance, which is scheduled to be paid over the next six years through 2012, in a corresponding reserve in the consolidated balance sheet. Related interest expense of approximately $11,000 was recorded for the year ended December 31, 2006. We believe that the ultimate resolution of all pending claims, including liabilities in excess of the our insurance coverage, will not have a material adverse effect on our financial position, results of operations or cash flows; however, there can be no assurance that future claims will not have such an effect on the Company.

IPC The Hospitalist Company, Inc.

Condensed Consolidated Balance Sheets

(dollars in thousands, except for per share data)

	December 31 2006	September 30 2007
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,946	$6,152
Accounts receivable	31,518	34,541
Prepaid expenses and other current assets	7,029	4,500
Deferred tax assets, net	1,308	1,580

Total current assets	45,801	46,773
Restricted Cash	2,500	—
Furniture and equipment, net	2,307	2,154
Goodwill	21,970	30,832
Other Intangible asset, net	516	753
Deferred tax assets, net	2,935	3,147

Total assets	$76,029	$83,659

Liabilities
Current liabilities:
Accounts payable	$7,176	$5,789
Accrued compensation	8,223	8,096
Medical malpractice and self-insurance reserve	653	869
Accrued litigation loss and other claims	3,598	3,634
Short-term debt and current portion of capital leases	4,410	1,968

Total current liabilities	24,060	20,356
Long-term debt and capital leases, less current portion	10,041	13,310
Medical malpractice and self-insurance reserves	7,352	9,150
Other long-term liabilities	—	710
Preferred stock warrant liabilities	2,588	11,369

Total liabilities	44,041	54,895
Redeemable convertible preferred stock	43,002	43,208
Stockholders’ deficit:
Common stock, $.001 par value, 87,300,000 shares authorized, 7,963,245 and 11,813,818 shares issued and outstanding at December 31, 2006 and September 30, 2007, respectively	8	12
Additional paid-in capital	20	1,046
Accumulated deficit	(11,042)	(15,502)

Total stockholders’ deficit	(11,014)	(14,444)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$76,029	$83,659

See accompanying notes to condensed consolidated financial statements.

IPC The Hospitalist Company, Inc.

Condensed Consolidated Statements of Income

(dollars in thousands, except for per share data)

	Nine Months Ended September 30,
	2006	2007
Net revenue	$107,929	$137,425

Operating expenses:
Physician practice salaries, benefits and other	79,831	100,090
General and administrative	23,245	26,678
Litigation loss and other claims	1,383	—
Depreciation and amortization	828	1,003

Total operating expenses	105,287	127,771

Income from operations	2,642	9,654
Net interest expense	(750)	(913)
Loss on increase in fair value of preferred stock warrant liabilities	(659)	(8,781)

Income (loss) before income taxes	1,233	(40)
Income tax provision	908	3,705

Net income (loss)	325	(3,745)
Accretion of redeemable convertible preferred stock	(203)	(206)
Income (loss) allocable to preferred stockholders	(122)	—

Net income (loss) attributable to common stockholders	$—	$(3,951)

Net income (loss) per share attributable to common stockholders:
Basic	$—	$(0.37)

Diluted	$—	$(0.37)

Net income (loss) per share attributable to common stockholders—pro forma:
Basic	$—	$(0.05)

Diluted	$—	$(0.05)

See accompanying notes to condensed consolidated financial statements.

IPC The Hospitalist Company, Inc.

Condensed Consolidated Statements of Cash Flows

(dollars in thousands)

(unaudited)

	Nine Months Ended September 30,
	2006	2007
Operating activities
Net income (loss)	$325	$(3,745)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	828	1,003
Stock compensation expense	—	112
Revaluation of preferred stock warrant liabilities	659	8,781
Deferred taxes	—	(283)
Changes in assets and liabilities:
Accounts receivable	(9,999)	(3,023)
Prepaid expenses and other current assets	(2,216)	2,530
Accounts payable	1,674	779
Accrued compensation	(1,597)	(127)
Malpractice self-insurance reserve	1,680	2,014
Accrued litigation loss and other claims	1,317	35

Net cash provided by (used in) operating activities	(7,329)	8,076

Investing activities
Acquisitions of physician practices	(3,010)	(11,484)
Sale of short-term investments, net	5,251	—
Purchase of furniture and equipment	(862)	(633)
Cash restriction by lender	—	2,500

Net cash provided by (used in) investing activities	1,379	(9,617)

Financing activities
Proceeds on long-term debt and capital leases, net	2,222	828
Net proceeds from issuance of common and preferred stock	29	438
Excess tax benefits from stock compensation	—	481

Net cash provided by financing activities	2,251	1,747

Net increase (decrease) in cash and cash equivalents	(3,699)	206
Cash and cash equivalents, beginning of period	6,721	5,946

Cash and cash equivalents, end of period	$3,022	$6,152

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$545	$1,065
Income taxes	$1,404	$3,123
Accretion of redeemable convertible preferred stock	$203	$206

See accompanying notes to condensed consolidated financial statements.

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

September 30, 2007

1. Business and Basis of Presentation

IPC The Hospitalist Company, Inc. (formerly InPatient Consultants Management, Inc) and its subsidiaries (the “Company,” “IPC,” “we,” “us,” and “our”) is a national physician group practice company that operates and manages full-time hospitalist practices. Hospitalists are acute-care physician specialists, who focus on a patient’s hospital care from time of admission to discharge and have no outpatient responsibilities. Hospitalists practice exclusively in hospitals or other inpatient facilities, including acute, sub-acute and long-term care settings. The physicians are primarily full-time employees of Company subsidiaries or consolidated professional medical corporations, although part-time and temporary physicians are also employed on an as-needed basis.

2. Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared by us pursuant to the rules and regulations of the Securities and Exchange Commission, or the Commission, on the same basis as our audited annual financial statements and, in our opinion reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information set forth therein. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although we believe that the following disclosures, when read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2006, are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and consolidated professional medical corporations managed under long-term management agreements. The preparation of condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The condensed results of operations for the current interim period are not necessarily indicative of the results for the entire year ending December 31, 2007.

3. New Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, or FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. We have not yet completed our evaluation of the potential impact of FAS 159.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, or FAS 157, “Fair Value Measures.” FAS 157 creates a common definition for fair value for recognition or disclosure purposes under generally accepted accounting principles, or GAAP. FAS 157 also establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. FAS 157 is effective for fiscal years beginning after November 15, 2007. We have not yet completed our evaluation of the potential impact of FAS 157.

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

3. New Accounting Pronouncements (continued)

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and disclosure for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 for public companies. We adopted FIN 48 effective January 1, 2007. See Note 8 to the Condensed Consolidated Financial Statements for more information on the accounting for uncertain tax positions.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not have, nor do we believe will have, a material impact on our present or future consolidated financial statements.

4. Provision for Uncollectible Accounts

During the nine months ended September 30, 2006 and 2007 we recorded a provision for uncollectible accounts of $3,524,000 and $5,255,000, respectively, as a reduction of net revenue.

5. Acquisitions

We acquired six hospitalist physician practices during the nine months ended September 30, 2007 for a total cost of $8,022,000. In connection with these acquisitions, we recorded goodwill of $7,561,000 and other identifiable intangible assets consisting of physician and hospital agreements of $460,000. The results of operations are included in the condensed consolidated financial statements from the date of acquisition. In addition to the initial consideration, the asset purchase agreements provide for additional future consideration to be paid based upon the achievement of certain operating results of the acquired practices as of certain measurement dates. These additional payments are not contingent upon the future employment of sellers. The amounts of such payments, if any, cannot be determined until such measurement dates. During the nine months ended September 30, 2007, we recorded additional goodwill of $3,463,000 for the payment of contingent consideration related to prior year acquisitions.

6. Medical Malpractice Liability Insurance

We maintain medical malpractice insurance coverage that indemnifies us and our employed health care professionals on a claims-made basis with a portion of self-insurance retention. Claims-made coverage covers only those claims reported during the policy period. The current policy period is through December 31, 2007. We expect to be able to continue to obtain coverage in future years; however, such coverage may not continue to be available at acceptable costs and favorable terms.

In addition, we record reserves for self-insurance retention and an estimate of our liabilities, on an undiscounted basis, for claims incurred but not reported based upon actuarial loss projections using our historical loss experience. At December 31, 2006 and September 30, 2007 we accrued reserves totaling $8,005,000 and $10,019,000, respectively, for potential future uninsured claims including a provision for incurred but not reported claims not covered under our claims-made insurance policy.

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

7. Debt

In August 2005, we amended and restated our asset-based line of credit providing for a $30,000,000 revolving credit facility which has a maturity date of April 1, 2008. The credit facility is used for working capital and to fund practice acquisitions and capital expenditures. According to the agreement, as amended, we can request advances not to exceed the loan capacity as follows: 1) up to an amount equal to its Borrowing Base which is defined as 80% of eligible accounts receivable balances plus 50% of unbilled accounts, with such unbilled accounts not to exceed $1,500,000 2) without regard to the Borrowing Base, a nonformula advance in the amount of $15,000,000; and 3) in no event shall the aggregate advances exceed a certain multiple times the trailing 12 months of earnings before interest, depreciation, taxes and amortization, and such earning’s measurement shall exclude unusual and nonrecurring gains and losses. At our option, the advances will bear interest at a rate, based on either LIBOR plus one and one-half percent (1.5%) to two percent (2.0%) or our lender’s prime rate plus zero percent (0%) to one quarter of one percent (.25%). We are also required to maintain a minimum amount of $2,500,000 on deposit with our lender at all times and pay an unused commitment fee of one quarter of one percent (.25%) per annum on the difference between the $30,000,000 revolving line capacity and the average balance outstanding during the year. The $2,500,000 has been reflected as restricted cash in the accompanying balance sheet. Outstanding amounts advanced to the Company are repayable on or before the revolving maturity date. The revolving line of credit is secured by all personal and intellectual property, except assets held subject to purchase money loans. The outstanding principal balance under the line of credit at December 31, 2006 and September 30, 2007 was $8,900,000 and $12,540,000, respectively, and in accordance with the maturity date such amounts are recorded for the same periods as long-term debt and current debt, respectively. The line of credit includes various customary financial covenants and restrictions, as well as remedies for lenders following an event of default. At September 30, 2007, we were in compliance with such financial covenants and restrictions. We also have an outstanding letter of credit of $3,700,000 which reduced the amount available under the line of credit, to guarantee a surety bond associated with a legal judgment against the Company as described in Note 10 to the Condensed Consolidated Financial Statements.

In October 2007, we amended the credit facility which extended the maturity of the facility, added a $10,000,000 term loan to the existing $30,000,000 revolving line and removed the borrowing base requirement and minimum cash deposit requirement. Outstanding amounts advanced to us are repayable on or before the revolving maturity date of September 15, 2011. As a result of this extended maturity, amounts that were previously due on the credit facility within one year as of September 30, 2007 have been reclassified as long-term obligations. Additionally, restricted cash of $2,500,000 has been reclassified to cash and cash equivalents as a result of the removal of the minimum cash deposit requirement.

In October 2007, we borrowed $5,000,000 against the line of credit to fund our obligations related to hospitalist practice acquisitions as described in Note 5, thereby, increasing the outstanding principal balance under the line of credit to $17,540,000 as of October 25, 2007.

8. Income Taxes

We recorded a provision for income taxes of $908,000 and $3,705,000 for the nine months ended September 30, 2006 and 2007, respectively. The effective tax rate differs from the statutory US federal income tax rate of 35% due to the nondeductible loss on fair value of preferred stock warrant liabilities and is also impacted by state income taxes and the losses from entities that are not consolidated for income tax purposes for which a financial statement benefit was not recognized. Excluding the non-deductible loss on the fair value of preferred stock warrant liabilities, our effective tax rate was 42.4% and 48.0% for the nine months ended September 30, 2007 and 2006, respectively.

As of the year ended December 31, 2005, we provided a valuation allowance on substantially all of our net deferred tax assets as we determined that it was more likely than not that most of such deferred tax assets would

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

8. Income Taxes (continued)

not be realized. During the fourth quarter of 2006, we released the valuation allowance related to substantially all of our deferred tax assets. The remaining deferred tax assets related to entities not consolidated for income tax purposes. We intend to maintain a valuation allowance until sufficient positive evidence exists to determine that realization of such deferred tax assets is more likely than not to occur. Any realization of these deferred tax assets will reduce our effective tax rate in future periods.

We adopted the provisions of FIN 48 on January 1, 2007. To implement FIN 48, we evaluated our open tax positions using the recognition and measurement criteria established by FIN 48. As a result of the implementation, we recognized a cumulative effect adjustment of $510,000 to the opening balance of retained earnings. At January 1, 2007 we had $2,062,000 of gross unrecognized tax benefits, of which $510,000 would reduce our effective tax rate if recognized. Of the total unrecognized tax benefits at the adoption date, $60,000 was recorded as a decrease to deferred taxes with a corresponding reduction in our valuation allowance. In addition, we reclassified $1,552,000 from deferred taxes to a liability for uncertain tax positions which related to tax positions taken on temporary differences.

Our accounting policy is to include interest and penalties related to income tax liabilities in income tax expense. As of September 30, 2007, we accrued a total of $110,000 for interest and penalties related to uncertain tax positions.

As anticipated, a reduction of our unrecognized tax benefits of $1,519,000 was recorded in the quarter ended September 30, 2007 due to the deductibility of a temporary difference. This reduction, however, had no impact on our tax provision for the period. We do not anticipate other significant changes to our liability for uncertain tax positions over the next 12 months.

The tax years 1997 to 2006 remain open to examination by the major taxing jurisdictions to which we are subject. Currently, we are not under examination; however, in November 2007 we received a notice of examination from the Internal Revenue Service of our 2005 Federal Tax Return. The outcome of such examination cannot be predicted with certainty; however, we believe that the ultimate resolution will not have a material effect on our financial position, results of operations or cash flows. We are not aware of any other notices of examination by any taxing authorities.

In accordance with FASB Interpretation Number 18, “Accounting for Income Taxes in Interim Periods,” we make our best estimate of the tax rate expected to be applicable for the full fiscal year. The rate so determined is used to provide for income taxes in an interim period.

9. Stock-Based Compensation

At September 30, 2007, we had three stock-based employee compensation plans: the 1997 Equity Participation Plan, or the 1997 Plan, the 2002 Equity Participation Plan, or the 2002 Plan and 2007 Equity Participation Plan, or the 2007 Plan. We reserved 6,750,000 common shares for issuance pursuant to the 1997 Plan, originally reserved 3,000,000 common shares for issuance pursuant to the 2002 Plan and 1,500,000 common shares for issuance pursuant to the 2007 Plan. In January 2007, we increased the number of shares eligible for issuance pursuant to the 2002 Plan to 3,400,000. Similar to the 1997 Plan and 2002 Plan, the options under the 2007 Plan generally vest over a four-year period from date of grant, and unrestricted options terminate on the 10th anniversary of the agreement date. We account for stock-based compensation in accordance with SFAS No. 123(R), Share-Based Payment, which was adopted January 1, 2006, using the prospective-transition method.

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

9. Stock-Based Compensation (continued)

All options granted during the nine months ended September 30, 2007 and 2006 were issued with exercise prices equal to the fair value of shares at the date of the grant, as determined contemporaneously with the grants.

Stock-based compensation expense for the nine months ended September 30, 2007 was $112,000 and such expense was included in general and administrative expense. As of September 30, 2007, there was $304,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of four years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

Nine Months Ended September 30, 2007
Risk-free interest rate	4.94%
Expected volatility	37.00%
Expected option life (in years)	6.25
Expected dividend yield	0.00%

The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues. The expected volatility is primarily based on historical volatility levels of our public competitors. The expected option life of each award granted was calculated using the “simplified method” in accordance with Securities Exchange Commission Staff Accounting Bulletin No. 107. There were no material changes made to the methodology used to determine the assumptions during the nine months ended September 30, 2007.

Stock option activity during the nine months ended September 30, 2007 is summarized below (dollars in thousands, except for per share data):

	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (months)	Aggregate Intrinsic Value
Options outstanding at beginning of period	5,472,559	$0.15
Changes during period:
Granted	1,568,000	0.63
Exercised	(3,866,904)	0.12
Forfeited	(138,234)	0.23

Options outstanding as of September 30, 2007	3,035,421	0.44	8.34	$6,560

Options exercisable as of September 30, 2007	911,370	$0.22	6.66	$2,165

As of September 30, 2007, the aggregate intrinsic value of our outstanding stock options was $6,560,000 with a weighted average remaining contractual term of 8.34 years. The weighted-average fair value of options granted for the nine month period ended September 30, 2007 was $0.29. The total intrinsic value of stock options exercised during the nine month period ended September 30, 2007 was $1,130,000.

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

10. Redeemable Convertible Preferred Stock Warrant Liabilities

As of September 30, 2007, warrants to purchase 6,432,193 shares of redeemable preferred stock were outstanding. These warrants were issued to investors, an equipment lessor and our lender during the years 2000 through 2002. The terms under the warrant agreements vary from five to 10 years and the warrant prices range from $0.70 to $0.842 per share.

The fair value of the warrants is recorded as a liability and remeasured at each reporting period with gains or losses recognized based on a change in the fair value of preferred stock warrant liabilities. The fair value of these warrants at December 31, 2006 and September 30, 2007 was $2,588,000 and $11,369,000, respectively. We revised our estimate of the fair value of our warrants as of September 30, 2007 based upon the information available to the Company, including the Company’s improved operating results, the elimination of the mandatory redemption feature of the preferred stock, and on-going discussions with the underwriters about the likelihood of completing an initial public offering.

On October 29, 2007, we amended our certificate of incorporation to remove the redemption feature of our preferred stock. At that date, the preferred shares and warrants have been reclassified as equity. No further changes to the fair value of such warrants will be made so long as we continue to meet the conditions of EITF No. 00-19, and maintain sufficient authorized but unissued shares to issue upon exercise of the warrants.

11. Earnings Per Share

The Company follows EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128, which established standards regarding the computation of earnings per share (“EPS”) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF Issue No. 03-6 requires earnings attributable to common stockholders for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred shareholders based on their respective rights to receive dividends. Basic net income per share is then calculated by dividing income attributable to common stockholders (including the reduction for any undeclared, preferred stock dividends assuming current income for the period had been distributed) by the weighted-average number of common shares outstanding, net of shares subject to repurchase by the Company, during the period. EITF Issue No. 03-6 does not require the presentation of basic and diluted net income per share for securities other than common stock; therefore, the following net income per share amounts only pertain to the Company’s common stock. The Company calculates diluted net income per share under the if-converted method unless the conversion of the preferred stock is anti-dilutive to basic net income per share. To the extent preferred stock is anti-dilutive, the Company calculates diluted net income per share under the two-class method.

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

11. Earnings Per Share (continued)

The calculations of basic and diluted net income per share for the nine months ended September 30, 2006 and 2007 are as follows (dollars in thousands, except for per share data):

	Nine Months Ended September 30,
	2006	2007
Basic:
Net income (loss) attributable to common stockholders	$—	$(3,951)

Weighed average number of common shares outstanding	7,713,243	10,582,875

Basic net income (loss) per share attributable to common stockholders	$—	$(0.37)

Diluted:
Net income (loss) attributable to common stockholders	$—	$(3,951)

Weighted average number of common shares outstanding	7,713,243	10,582,875
Weighted average number of dilutive common equivalents	61,417,919	—

Weighted average number of common and common equivalents	69,131,162	10,582,875

Diluted net income (loss) per share attributable to common stockholders	$—	$(0.37)

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

11. Earnings Per Share (continued)

The following pro forma of basic and diluted earnings per share assumes the conversion of preferred shares to common stock at a ratio of 1:1 as well as a cashless exchange of warrants held by our preferred shareholders using the treasury stock method (dollars in thousands, except per share data):

	Nine Months Ended September 30,
	2006	2007
Basic:
Net income (loss) attributable to common stockholders—historical	$—	$(3,951)
Accretion of redeemable convertible preferred stockholders	203	206
Income allocable to preferred stockholders	122	—

Net income (loss) attributable to common stockholders—pro forma	$325	$(3,745)

Weighed average number of common shares outstanding—historical	7,713,243	10,582,875
Add number of preferred shares converted to common shares and related warrants	59,427,893	59,786,304

Common shares outstanding—pro forma	67,141,136	70,369,179

Basic net income (loss) per share attributable to common stockholders—pro forma	$—	$(0.05)

	Nine Months Ended September 30,
	2006	2007
Diluted:
Net income (loss) attributable to common stockholders—historical	$—	$(3,951)
Accretion of redeemable convertible preferred stockholders	203	206
Income allocable to preferred stockholders	122	—

Net income (loss) attributable to common stockholders—pro forma	$325	$(3,745)

Weighted average number of common shares outstanding—historical	7,713,243	10,582,875
Add number of preferred shares converted to common shares	59,427,893	59,786,304
Add weighted average number of dilutive common equivalent shares	1,990,026	—

Common shares outstanding—pro forma	69,131,162	70,369,179

Diluted net income (loss) per share attributable to common stockholders— pro forma	$—	$(0.05)

12. Commitments and Contingencies

Legal

In the ordinary course of its business, we become involved in pending and threatened legal actions and proceedings, most of which involve claims of medical malpractice related to medical services provided by our affiliated physicians. We may also become subject to other lawsuits which could involve significant claims and/or significant defense costs.

Other than the legal action noted below, we believe, based upon our review of pending actions and proceedings, that the outcome of such legal actions and proceedings will not have a material adverse effect on

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

12. Commitments and Contingencies (continued)

our business, financial condition, results of operations, or cash flows. The outcome of such actions and proceedings, however, cannot be predicted with certainty and an unfavorable resolution of one or more of them could have a material adverse effect on our business, financial condition, results of operations, or cash flows in a future period.

In 1999, a lawsuit was filed by a former independent contractor (plaintiff) against us, our chief executive officer and an affiliated company owned partially by our chief executive officer. The lawsuit claimed breach of an oral agreement to market and sell a computer program. This action was tried in The Superior Court of the State of California, County of Los Angeles.

As a result of the Superior Court’s finding of damages in favor of the plaintiff, we recorded $3,025,000 as a litigation loss and other claims in our 2005 consolidated statement of income and a corresponding liability in the consolidated balance sheet. We filed an appeal with the California Court of Appeals which subsequently upheld the judgment in favor of the plaintiff in August 2007. We filed an appeal with the State of California Supreme Court in October 2007. In December 2007, the State of California Supreme Court denied our petition for appeal.

13. Subsequent Events

Since September 30, 2007, we have completed the acquisition of two hospitalist physician practices for a total purchase price of $4,150,000. In addition to the initial consideration, the asset purchase agreements provide for additional future consideration to be paid based upon the achievement of certain operating results of the acquired practices. Such amount to be paid, if any, is not yet determinable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by the registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

SEC registration fee		$3,224
FINRA filing fee		11,000
Nasdaq Global Market listing fee		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Directors’ and officers’ insurance		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant intends to enter into separate indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by the Delaware General Corporation Law and which allow for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2004, we have issued the following securities that were not registered under the Securities Act:

We have granted options under our stock option plans to purchase 3,816,473 shares of common stock (net of expirations and cancellations) to employees, directors and consultants, having exercise prices ranging from $0.25 to $0.82 per share. Of these, options to purchase shares of common stock have been exercised for aggregate consideration of $275,291, at exercise prices ranging from $0.25 to $0.82 per share.

The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our stock option plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement *

3.1	Amended and Restated Certificate of Incorporation of IPC The Hospitalist Company, Inc. *

3.2	Amended and Restated Bylaws of IPC The Hospitalist Company, Inc. *

4.1	Form of Common Stock Certificate *

5.1	Opinion of Sidley Austin LLP *

10.1	IPC The Hospitalist Company, Inc. 2007 Equity Participation Plan, dated July 19, 2007, and the forms of agreements used thereunder †*

10.2	Form of Indemnification Agreement between IPC The Hospitalist Company, Inc. and each of its directors and executive officers †*

10.3	Form of Management Agreement between a subsidiary of IPC The Hospitalist Company, Inc. and each of its affiliated professional organizations **

10.4	Second Amended and Restated Loan and Security Agreement, dated as of August 31, 2005, by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.)**

Exhibit Number	Description of Document
10.5	LIBOR Addendum to Second Amended and Restated Loan and Security Agreement, dated as of August 31, 2005, by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.)**

10.6	First Amendment to Second Amended and Restated Loan and Security Agreement, dated as of March 30, 2006 by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.)**

10.7	Second Amendment to Second Amended and Restated Loan and Security Agreement, dated as of January 31, 2007 by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.)**

10.8	Third Amendment to Second Amended and Restated Loan and Security Agreement, dated as of October 22, 2007, by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.)**

10.9	Master Security Agreement, dated as of September 26, 2007, by and between General Electric Capital Corporation and IPC The Hospitalist Company, Inc.**

10.10	Premium Finance Agreement, Disclosure Statement and Security Agreement, dated as of December 21, 2006, by and between AICCO, Inc. and IPC The Hospitalist Company, Inc.**

10.11	Employment Agreement between Adam D. Singer, M.D. and IPC The Hospitalist Company, Inc. †*

10.12	Employment Agreement between R. Jeffery Taylor and IPC The Hospitalist Company, Inc. †*

10.13	Employment Agreement between Devra G. Shapiro and IPC The Hospitalist Company, Inc. †*

10.14	Employment Agreement between Richard G. Russell and IPC The Hospitalist Company, Inc. †*

21.1	Subsidiaries of IPC The Hospitalist Company, Inc.**

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Sidley Austin LLP (included in Exhibit 5.1) *

23.3	Consent of Independent Compensation Consultant

24.1	Power of Attorney (included on the signature page of the Registration Statement filed on August 31, 2007)**

*	To be filed by amendment
**	Previously filed
†	Management contracts or compensation plans, contracts or arrangements

(b) Financial Statement Schedules.

The following schedule is contained on page II-7 of this registration statement:

Schedule II: Valuation and Qualifying Accounts

All other schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Hollywood, in the County of Los Angeles, State of California, on the 14th day of December, 2007.

IPC THE HOSPITALIST COMPANY, INC.

By:	/s/ ADAM D. SINGER, M.D.
Adam D. Singer, M.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities on December 14, 2007.

Signature	Title

/s/ ADAM D. SINGER, M.D. Adam D. Singer, M.D.	Chief Executive Officer, Chairman and Director (Principal Executive Officer)

/S/ R. JEFFREY TAYLOR R. Jeffrey Taylor	President, Chief Operating Officer and Director

/s/ DEVRA G. SHAPIRO Devra G. Shapiro	Chief Financial Officer (Principal Financial Officer)

/s/ FERNANDO J. SARRIA Fernando J. Sarria	Vice President of Finance and Corporate Controller (Principal Accounting Officer)

* Mark J. Brooks	Director

* Thomas P. Cooper, M.D.	Director

* Barry M. Smith	Director

* C. Thomas Smith	Director

* Chuck Timpe	Director

*By:	/S/ ADAM D. SINGER, M.D. Name: Adam D. Singer, M.D. Title: Attorney-in-fact

Report of Independent Registered Public Accounting Firm

Board of Directors

IPC The Hospitalist Company, Inc.

(formerly InPatient Consultants Management, Inc.)

We have audited the consolidated financial statements of IPC The Hospitalist Company, Inc. (formerly InPatient Consultants Management, Inc.) (the “Company”) as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, and have issued our report thereon dated March 22, 2007, except for Notes 9 and 10 for which the date is October 29, 2007 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    Ernst & Young LLP

Los Angeles, California

March 22, 2007

IPC The Hospitalist Company, Inc.

Schedule II: Valuation and Qualifying Accounts

	Years Ended December 31,
	2004	2005	2006
	(dollars in thousands)
Allowance for uncollectible accounts were as follows:

Balance at beginning of year	$500	$866	$1,257
Amount charged against operating revenue	3,975	4,268	5,119
Accounts receivable write-offs (net of recoveries)	(3,609)	(3,877)	(4,566)

Balance at end of year	$866	$1,257	$1,810

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement *

3.1	Amended and Restated Certificate of Incorporation of IPC The Hospitalist Company, Inc. *

3.2	Amended and Restated Bylaws of IPC The Hospitalist Company, Inc. *

4.1	Form of Common Stock Certificate *

5.1	Opinion of Sidley Austin LLP *

10.1	IPC The Hospitalist Company, Inc. 2007 Equity Participation Plan, dated July 19, 2007, and the forms of agreements used thereunder †*

10.2	Form of Indemnification Agreement between IPC The Hospitalist Company, Inc. and each of its directors and executive officers †*

10.3	Form of Management Agreement between a subsidiary of IPC The Hospitalist Company, Inc. and each of its affiliated professional organizations**

10.4	Second Amended and Restated Loan and Security Agreement, dated as of August 31, 2005, by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) **

10.5	LIBOR Addendum to Second Amended and Restated Loan and Security Agreement, dated as of August 31, 2005, by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.)**

10.6	First Amendment to Second Amended and Restated Loan and Security Agreement, dated as of March 30, 2006 by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.)**

10.7	Second Amendment to Second Amended and Restated Loan and Security Agreement, dated as of January 31, 2007 by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.)**

10.8	Third Amendment to Second Amended and Restated Loan and Security Agreement, dated as of October 22, 2007, by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.)**

10.9	Master Security Agreement, dated as of September 26, 2007, by and between General Electric Capital Corporation and IPC The Hospitalist Company, Inc.**

10.10	Premium Finance Agreement, Disclosure Statement and Security Agreement, dated as of December 21, 2006, by and between AICCO, Inc. and IPC The Hospitalist Company, Inc.**

10.11	Employment Agreement between Adam D. Singer, M.D. and IPC The Hospitalist Company, Inc. †*

10.12	Employment Agreement between R. Jeffery Taylor and IPC The Hospitalist Company, Inc. †*

10.13	Employment Agreement between Devra G. Shapiro and IPC The Hospitalist Company, Inc. †*

10.14	Employment Agreement between Richard G. Russell and IPC The Hospitalist Company, Inc. †*

21.1	Subsidiaries of IPC The Hospitalist Company, Inc.**

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Sidley Austin LLP (included in Exhibit 5.1) *

23.3	Consent of Independent Compensation Consultant

24.1	Power of Attorney (included on the signature page of the Registration Statement filed on August 31, 2007)**

*	To be filed by amendment
**	Previously filed
†	Management contracts or compensation plans, contracts or arrangements